As filed with the Securities and Exchange Commission on November 8, 2013

Registration No. 333-185394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

To

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

North Atlantic Drilling Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	1381	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

North Atlantic Drilling Ltd. Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda 1 (441) 295-9500	Seward & Kissel LLP Attention: Gary J. Wolfe One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1223 (telephone number) (212) 480-8421 (facsimile number)	Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400 (telephone number) (713) 546-5401 (facsimile number)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Shares, $5.00 par value per share	$46,000,000	$6,229(4)

(1)	Includes common shares that may be sold pursuant to exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933.
(4)	The amount of the registration fee is $6,229, of which $5,456 was paid in connection with the initial filing of Form F-1 on December 11, 2013, and the remaining amount of $773.00 was paid in connection with the filing of this Amendment No. 1 of Form F-1.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 8, 2013

PRELIMINARY PROSPECTUS

                 Shares

North Atlantic Drilling Ltd.

Common Shares

North Atlantic Drilling Ltd. is offering                  of its common shares. This is our initial public offering in the United States and currently our common shares are not listed on any United States securities exchange. We anticipate that the initial public offering price will be between $         and $         per share. References in this prospectus to common shares are adjusted to reflect the consolidation of our common shares through a one-for-five reverse stock split, which our board of directors made effective as of November 19, 2012.

Our common shares are traded on the Norwegian OTC List, an over-the-counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association, under the symbol “NADL.” On October 31, 2013, the closing price of our common shares was 57.25 Norwegian Kroner (“NOK”) per share, which was equivalent to approximately $9.64 per share based on the Bloomberg Composite Rate of NOK5.94 per $1.00 in effect on that date. We completed private offerings in accordance with Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), in February 2011 for 50,000,000 common shares (the “2011 Private Placement”) and in March 2012 for 30,000,000 common shares (the “March 2012 Private Placement”), of which 15,000,000 common shares were acquired by Seadrill Limited (NYSE:SDRL), or Seadrill. Concurrently with this offering, we will offer to exchange the unregistered common shares previously issued in the 2011 Private Placement and the March 2012 Private Placement, other than the common shares owned by Seadrill or other affiliates of ours, for common shares that have been registered under the Securities Act. The sales of substantial amounts of these common shares in the near term, or the perception that these sales may occur, could cause the market price of our common shares to decline.

We have applied to list our common shares on the New York Stock Exchange under the symbol “NADL.”

We were an “emerging growth company”, as defined under the Jumpstart Our Business Startups Act, or JOBS Act, at the time we publicly filed our initial registration statement with the Securities and Exchange Commission. We are eligible for reduced disclosure requirements applicable to emerging growth companies through the effectiveness of this registration statement. See “Summary—Reduced Disclosure Requirements.”

Investing in our common shares involves risks. See “Risk Factors” beginning on page 19.

PRICE $             PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to North Atlantic Drilling
Per Share	$	$	$
Total	$	$	$

We granted the underwriters the option to purchase up to an additional                  of our common shares to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on                    , 2013.

MORGAN STANLEY

                    , 2013

Our semi-submersible rig, the West Phoenix.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission (the “SEC”) is effective. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

We have not taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Until                     , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources, including Fearnley Offshore AS. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable and we are not aware of any

i

misstatements regarding our market, industry or similar data presented herein. Such third party information may be different from other sources and may not reflect all or even a comprehensive set of the actual transactions occurring in the market. In addition, some data is also based on our good faith estimates and our management’s understanding of industry conditions. Such data involve risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.

ii

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

In this prospectus, all references to “U.S. dollars,” “USD,” “dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America and all references to “Norwegian Kroner” and “NOK” are to the lawful currency of Norway.

The following table sets forth, for the periods set forth below, the high, low, average and period end Bloomberg Composite Rate (New York) expressed as Norwegian Kroner per $1.00. The Bloomberg Composite Rate is a “best market” calculation in which, at any point in time, the bid rate is equal to the highest bid rate of all contributing bank indications and the ask rate is set to the lowest ask rate offered by these banks. The Bloomberg Composite Rate is a mid-value rate between the applied highest bid rate and the lowest ask rate.

	NOK per $1.00
Year	High	Low	Average(1)	Period end
2008	7.29	4.95	5.68	6.96
2009	7.23	5.54	6.26	5.79
2010	6.68	5.62	6.07	5.83
2011	6.02	5.23	5.57	5.98
2012	6.14	5.56	5.79	5.56

Month	High	Low	Average(2)	Period end
April 2013	5.91	5.70	5.80	5.77
May 2013	5.90	5.75	5.82	5.88
June 2013	6.16	5.72	5.88	6.09
July 2013	6.25	5.88	6.03	5.88
August 2013	6.13	5.85	5.97	6.13
September 2013	6.12	5.84	5.97	6.02
October 2013	6.04	5.88	5.95	5.94

(1)	The average of the Bloomberg Composite Rates on the last business day of each month during the relevant period.
(2)	The average of the Bloomberg Composite Rates on each business day during the relevant period.

The Bloomberg Composite Rate on October 31, 2013, was NOK5.94 per $1.00.

The above rates may differ from the actual rates used in the preparation of our consolidated and combined consolidated carve-out financial statements and other financial information appearing in this prospectus. Our inclusion of these exchange rates is not meant to suggest that the Norwegian Kroner amounts actually represent such dollar amounts or that such amounts could be or could have been converted into dollars at any particular rate, if at all. For a discussion of the impact of the exchange rate fluctuations on our financial condition and results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

iii

PROSPECTUS SUMMARY

This summary highlights information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the section of this prospectus entitled “Risk Factors” and the more detailed information that appears later in this prospectus before making an investment in our common shares. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters’ option to purchase additional common shares is not exercised.

Unless otherwise indicated, references to “North Atlantic Drilling,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, North Atlantic Drilling Ltd., and its subsidiaries, and references to “NADL Businesses” are to the subsidiaries of Seadrill Limited that had interests in the drilling rigs in our initial fleet prior to April 1, 2011. Unless otherwise indicated, all references to “U.S. dollars,” “USD,” “dollars,” “U.S.$” and “$” in this prospectus are to the lawful currency of the United States of America and references to “Norwegian Kroner” and “NOK” are to the lawful currency of Norway. References in this prospectus to our common shares are adjusted to reflect the consolidation of our common shares through a one-for-five reverse stock split, which our board of directors made effective as of November 19, 2012. References in this prospectus to “Statoil,” “ConocoPhillips,” “Shell,” “Total,” “ExxonMobil,” and “Centrica” refer to Statoil ASA , Conoco Phillips Company, Royal Dutch Shell, Total S.A., Exxon Mobil Corporation and Centrica PLC, respectively, and certain of each of their subsidiaries that are our customers.

OUR BUSINESS

North Atlantic Drilling Ltd. was formed on February 10, 2011, by Seadrill Limited (NYSE: SDRL), or Seadrill, as a new offshore drilling subsidiary focused on operations in the North Atlantic Region, which includes only the territorial waters and outer continental shelf jurisdiction of Norway, the United Kingdom, Ireland, Denmark, the Netherlands, the east coast of Greenland, Russia (west of the island of Diksonskiy), and all countries within the Baltic Sea and the Gulf of Bothnia. While we currently operate exclusively offshore Norway and the United Kingdom, we intend to grow our position in the North Atlantic Region by continuing to provide excellent service to our customers with our modern, technologically advanced harsh environment fleet, together with our approximately 1,597 experienced and skilled employees. We also intend to leverage the relationships, expertise and reputation of Seadrill to re-contract our fleet under long-term contracts and to identify opportunities to expand our fleet through newbuildings and selective acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and we believe that Seadrill, which will own approximately % of our outstanding common shares following completion of this offering, will be motivated to facilitate our growth because of its significant ownership interest in us. Our drilling rigs are under long-term contracts with major oil companies such as Statoil, ConocoPhillips, Shell, Total and ExxonMobil, and independent oil companies, such as Centrica, with an average remaining term of approximately 2.7 years as of June 30, 2013.

Our fleet of nine harsh environment offshore drilling rigs consists of four semi-submersibles, one ultra-deepwater drillship, two jack-up rigs, and contracts for the construction of two additional drilling rigs, the West Linus, a jack-up rig with a maximum water depth of 450 feet, and the West Rigel, a sixth generation semi-submersible rig with maximum water depth of 10,000 feet. The West Linus is scheduled to be delivered to us in December 2013, and the West Rigel is scheduled to be delivered to us in the first quarter of 2015. In June 2013, we entered into a combined sale and leaseback arrangement pursuant to which we sold all of the shares of North Atlantic Linus Ltd., our wholly-owned subsidiary that owns the West Linus, to Ship Finance International Ltd., or Ship Finance, a related party. The West Linus is currently under construction at Jurong Shipyard in Singapore, or Jurong, and upon its scheduled delivery in December 2013, the drilling rig will be chartered back to us on a bareboat charter for a period of 15 years from commencement of its operations. In accordance with

U.S. generally accepted accounting principles, or U.S. GAAP, we will continue to consolidate SFL Linus Ltd., which is the Ship Finance subsidiary that owns the rig, in our consolidated financial statements. See “Certain Relationships and Related Party Transactions—Sale and Leaseback Agreement with Ship Finance.”

As of June 30, 2013, we had aggregate estimated project costs relating to these two newbuildings of $1,180 million, of which we have paid $263 million. The estimated remaining project costs of $398 million for the construction of the West Linus will be financed through cash we expect to receive from Ship Finance in connection with the combined sale and leaseback of the rig, which closed in June 2013. Ship Finance has secured financing for the purchase price of the West Linus through a combination of cash and debt. We plan to finance the estimated remaining project costs for the construction of the West Rigel in the amount of $519 million with cash flows from operations, borrowings under new credit facilities, and the net proceeds from securities offered in the public and private debt capital markets. Our entry into new credit facilities and access to the public and private debt capital markets are subject to significant conditions, including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we cannot assure you that we will be able to obtain such financing on terms acceptable to us or at all. This offering is not contingent upon our entry into new credit facilities or our accessing other sources of debt. See “Risk Factors” beginning on page 19 for a more complete discussion of risks and uncertainties that should be considered before investing in our common shares.

OUR FLEET

The following table sets forth certain information regarding our drilling rigs as of the date of this prospectus:

Drilling Rig	Generation / Type *	Year Built	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Contract
Floaters
Semi-Submersibles
West Phoenix	6th - HE	2008	10,000	30,000	Total
West Venture	5th - HE	2000	2,600	30,000	Statoil
West Alpha	4th - HE	1986	2,000	23,000	ExxonMobil
West Hercules(1)	6th - HE	2008	10,000	35,000	Statoil
West Rigel(2)	6th - HE	Q1 2015(3)	10,000	40,000	N/A

Drillship
West Navigator	Ultra-deepwater - HE	2000	7,500	35,000	Shell/Centrica

Jack-ups
West Epsilon	HD - HE	1993	400	30,000	Statoil
West Elara	HD - HE	2011	450	40,000	Statoil
West Linus(2)(4)	HD - HE	Q4 2013(3)	450	40,000	ConocoPhillips

*	HE—Harsh Environment
HD—Heavy Duty
(1)

The West Hercules is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We subsequently terminated our bareboat agreement with Seadrill and entered into a management agreement with Seadrill, effective from November 1,

2013, pursuant to which we will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. On the same date we entered into an agreement with Seadrill, which is currently subject to Statoil’s consent, to transfer the Statoil drilling contract from us to Seadrill effective from November 1, 2013. See “Certain Relationships and Related Party Transactions—Operation and Management of the West Hercules.”
(2)	Rig under construction.
(3)	Expected delivery.
(4)	Pursuant to a sale and leaseback agreement, we have sold all of the shares of North Atlantic Linus Ltd., our wholly-owned subsidiary that owned the West Linus, to Ship Finance. The rig will be chartered back to us on a bareboat charter upon its delivery from the shipyard, for a period of 15 years from commencement of its operations.

EMPLOYMENT OF OUR FLEET

Our customers consist primarily of major integrated oil companies and independent oil and gas producers. We currently have contracts with Statoil, ConocoPhillips, Shell, Centrica, Total and ExxonMobil.

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of June 30, 2013, our contract backlog was approximately $3.1 billion and was attributable to revenues we expect to generate from all of our drilling rigs. We calculate our contract backlog by multiplying the contractual daily rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than our average contract backlog per day.

The actual amount of revenues earned may also fluctuate due to parts of the daily rates being received in Norwegian Kroner or Pounds Sterling, or GBP. Approximately 25% to 50% of the daily rates are payable in Norwegian Kroner or Pounds Sterling, which approximately corresponds to the amount of operational expenses paid in Norwegian Kroner or Pounds Sterling. As a result, our net operational profit measured in U.S. dollars is minimally affected by currency fluctuations on a historical basis even though operational expenses and revenues may be affected individually. Norwegian Kroner or Pounds Sterling elements of future contract revenue and day rate information provided throughout this document have been converted into U.S. dollars using an exchange rate of USD $1 to NOK6.00 and GBP1.00 to USD $1.50, respectively. In addition, we may enter into drilling contracts that contain bonus payments in excess of the stated daily rate if we meet certain agreed operational objectives under the applicable contract.

The firm commitments that comprise our contract backlog as of June 30, 2013 are as follows:

Drilling Rig	Contracted Location	Customer	Contract Backlog	Contractual Daily Rate	Contract Start Date	Earliest Expiration Date
West Phoenix	United Kingdom	Total	$287 million	$445,705	January 2012	April 2015
West Venture	Norway	Statoil	$336 million	$441,807	August 2010	July 2015
West Alpha	Norway Norway/Russia	ExxonMobil ExxonMobil(1)	$186 million/ $401 million(2)	$479,491 $549,341(2)	September 2012 August 2014	July 2014/ July 2016
West Navigator	Norway	Shell/ Centrica	$272 million $43 million	$596,981 $620,667	January 2013 October 2014	September 2014(3) December 2014(3)
West Epsilon	Norway	Statoil	$365 million	$286,072	December 2010	December 2016
West Elara	Norway	Statoil(4)	$488 million	$359,189	March 2012	March 2017
West Linus(5)	Norway	ConocoPhillips(6)	$685 million(7)	$375,073(7)	April 2014	April 2019
West Hercules(8)	Norway	Statoil(8)	$61 million(9)	$498,099	January 2013	January 2017

For our drilling rigs operating in Norway, the daily rates listed in the table above include adjustments, effective from July 1, 2013, pursuant to the NR (Norges Rederiforbund) tariff, a Norwegian offshore industry tariff. The daily rate for the West Phoenix, which operates in the United Kingdom, is subject to annual rate revisions based on changes in indices derived from the U.S. Department of Labor, Bureau of Labor Statistics.

(1)	ExxonMobil has the option to extend the contract until August 2017 on identical terms upon notice to us before December 31, 2014.
(2)	The average contractual daily rate is calculated based on the expected number of days the rig will operate in each contracted location, Norway and Russia, which is at ExxonMobil’s discretion, and excludes potential bonus payments of a maximum of 5% of the daily rate, which are based on certain performance criteria.
(3)	On August 28, 2013, we announced that Shell had been granted an extension of its contract for the West Navigator for an additional three months on identical terms as the current contract. In addition, we announced that we had secured a new contract with Centrica for the West Navigator for a minimum of 70 days on similar terms with and in direct continuation of the Shell contract.
(4)	Statoil has the option to extend the contract until March 2019 on identical terms upon notice to us two years before the expiration of the firm contract period.
(5)	Pursuant to a sale and leaseback agreement, we have sold all of the shares of North Atlantic Linus Ltd., our wholly-owned subsidiary that owned the West Linus, to Ship Finance. The rig will be chartered back to us on a bareboat charter upon its delivery from the shipyard, for a period of 15 years from commencement of its operations, at a contracted daily rate of $222,000 for the first five years and an average of approximately $115,000 for the remaining ten years.
(6)	Employment of the West Linus is scheduled to commence in April 2014 following its delivery from Jurong. ConocoPhillips has the option to extend the firm contract period from five to seven years at the same daily rate upon notice to us by the commencement date in April 2014. In addition, ConocoPhillips also has the option to extend the contract for two additional two year periods at a daily rate that is $10,000 less than the current daily rate for the extension periods upon 24 months’ notice to us prior to the expiration of the relevant period.
(7)	Excludes $12,430 per day which we will receive in addition to the ordinary daily rate as compensation for additional capital expenditures we incur to provide the customer with additional equipment.
(8)	The West Hercules is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We subsequently terminated our bareboat agreement with Seadrill and entered into a management agreement with Seadrill, effective from November 1, 2013, pursuant to which we will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. On the same date we entered into an agreement with Seadrill, which is currently subject to Statoil’s consent, to transfer the Statoil drilling contract from us to Seadrill effective from November 1, 2013. See “Certain Relationships and Related Party Transactions—Operation and Management of the West Hercules.”
(9)	We have entered into an agreement with Seadrill to transfer the Statoil drilling contract from North Atlantic Norway Ltd. (Norwegian branch), our wholly-owned subsidiary, to Seadrill Offshore AS, a subsidiary of Seadrill, with effect from November 1, 2013. Accordingly, the backlog for West Hercules includes daily rates only from July 1, 2013 to and including October 31, 2013, and does not include management fees that we will receive from Seadrill from November 1, 2013 for the remaining term of the Statoil drilling contract for operating and managing the rig. See “Certain Relationships and Related Party Transactions—Operation and Management of the West Hercules.”

COMPETITIVE STRENGTHS

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•

Substantial revenue backlog with high quality customers. We have and are continuing to develop a strong revenue backlog that currently consists of contracts for all of our drilling rigs in operation, as well as the West Linus, which is currently under construction at Jurong and is scheduled to be delivered to us in December 2013. As of June 30, 2013, our contract backlog was approximately $3.1 billion. We believe these high-quality customer commitments will provide us with a stable cash flow for the next several years. In addition, we believe that our robust contract backlog will provide us with the financial stability we need to pay dividends, obtain financing for future growth and maintain successful client relationships.

•

Technologically advanced harsh environment drilling fleet operated by experienced and skilled employees. Our fleet is comprised of technologically advanced drilling rigs designed to operate in harsh environments at water depths ranging from 150 feet to 10,000 feet with the ability to drill depths up to 40,000 feet. In addition, our drillship and semi-submersibles are self-propelled, dynamically positioned or moored, and are generally suitable for drilling in remote locations. We operate a modern fleet with an average age of approximately nine years, assuming our two newbuilds have an average age of zero years. Modern and new drilling rigs generally result in lower maintenance capital expenditures than older drilling rigs. We believe that with our modern, technologically advanced harsh environment fleet, together with our approximately 1,597 experienced and skilled employees, we will be able to provide our customers with safe and effective operations, and establish, develop and maintain our position as a preferred provider of offshore drilling services for our customers. We believe that a combination of technologically advanced modern assets and highly skilled employees will facilitate the procurement of new contracts and dayrates that are competitive relative to current market rates for similar drilling rigs.

•

High barriers to entry. Drilling rigs operating in the North Atlantic Region and in other harsh environment conditions require specialized equipment and modifications, including without limitation, unique structuring of drilling rig hulls and protection from exposure to weather and low temperatures. Not all rigs can be modified to operate in harsh environment conditions. The large investment in specialized or modified drilling equipment required to operate in harsh environment conditions creates barriers to entry. In addition, the strict regulations of the AOC regime in Norway, described below, impose additional costly requirements for potential market participants in the Norwegian Continental Shelf, including the costs of complying with health, safety and environmental regulations. As an established drilling contractor in this area, we believe that we have a significant advantage over potential new entrants, and because of these barriers to entry, we already enjoy less competition and benefit from longer contract durations and higher dayrates than what we believe has been achieved in other geographic regions.

•

Experienced and international management team. When taken together with the NADL Businesses, we have been operating in locations worldwide for over 30 years. We believe that our management team’s significant experience in the offshore drilling industry, as well as its diverse international background, enhance our ability to effectively operate on an international basis and throughout industry cycles.

•

Relationship with Seadrill. We were established by Seadrill on February 10, 2011 as a new offshore drilling company focused on operations in the North Atlantic Region, and shortly thereafter, we acquired six harsh environment drilling rigs from Seadrill as part of the North Atlantic Restructuring. Additionally, certain of our executive officers and directors also serve as executive officers and directors of Seadrill. Following the completion of this offering, Seadrill will own approximately     % of our common shares. Seadrill has provided significant financial and other resources to us and we believe that Seadrill will have incentives to facilitate our acquisition and growth strategy so long as it owns a majority interest in us. We expect our relationship with Seadrill will continue to provide us with access to Seadrill’s relationships with its customers, suppliers, shipbuilders and its technical and managerial expertise, which we believe will allow us to continue to expand our business and grow our customer base. See “—Our Relationship with Seadrill Limited and Other Related Companies.”

OUR BUSINESS STRATEGIES

Our principal business objectives are to profitably grow our business and increase shareholder value. We expect to achieve these objectives through the following strategies:

•

Focus on the North Atlantic Region. There are a limited number of drilling rigs that are able to operate in the harsh environments of the North Atlantic Region, which consists of the territorial waters and outer continental shelf jurisdiction of Norway, the United Kingdom, Ireland, Denmark, the Netherlands, the east coast of Greenland, Russia (west of the island of Diksonskiy), and all countries within the Baltic Sea and the Gulf of Bothnia. Our operating fleet of seven drilling rigs, consisting of four semi-submersibles, one ultra-deepwater drillship and two jack-ups, currently operates exclusively in the harsh environment areas offshore Norway and the United Kingdom. We also intend to employ our two newbuildings in the North Atlantic Region upon their delivery to us. We believe that our established presence in the harsh environment waters of the North Atlantic Region, together with our fleet’s size and unique specifications, provides us with a competitive advantage over smaller competitors in attracting the business of oil and gas companies seeking drilling services in offshore harsh environment areas. We believe that this competitive advantage will enable us to secure profitable drilling contracts for our newbuilding units and existing drilling rigs as their existing contracts expire. Additionally, we believe we have a competitive advantage in Norway over new entrants in this market because Norway imposes added requirements for drilling facilities, including, among other things, strict standards relating to safety, drilling rig technical specifications, crew accommodations and certain other compliance measures, known as Acknowledgment of Compliance or AOC, which must be satisfied in order to operate in the Norwegian Continental Shelf. All of our drilling rigs meet, or are being constructed to meet, AOC requirements.

•

Pursue long-term contracts and maintain stable cash flows. We seek to maintain stable cash flows by pursuing long-term contracts and focusing on minimizing operational downtime. We believe that our focus on long-term contracts improves the stability and predictability of our operating cash flows, which we believe will enable us to access equity and debt capital markets on attractive terms and, therefore, facilitate our growth strategy.

•

Develop strategic relationships with high-quality customers. We plan to continue to develop strategic relationships with major international oil companies and large investment-grade independent exploration and production companies, both on our own and through our relationship with Seadrill. We expect to derive a significant portion of our revenues from contracts with these customers, the length and terms of which will depend on the type of drilling rig and the operating environment.

•

Grow through newbuilds and strategic and accretive acquisitions. We expect to grow through newbuilds and to consider strategic transactions, with a continued focus on harsh environment drilling operations. While we currently operate exclusively in areas offshore Norway and the United Kingdom, we intend to pursue harsh environment drilling operations in other locations in the North Atlantic Region as a growth strategy.

•

Provide excellent customer service and continue to prioritize safety as a key element of our operations. We believe that we have developed a reputation as a preferred offshore drilling contractor and that we can capitalize on this reputation by continuing to provide excellent customer service. We seek to deliver exceptional performance to our customers by consistently meeting or exceeding their expectations for operational performance, by, among others, maintaining high safety standards and minimizing downtime.

MANAGEMENT OF OUR BUSINESS

Our board of directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. Our board of directors has organized the provision of certain management and other services through Seadrill Management Ltd. (UK), or Seadrill Management, a wholly-owned subsidiary of Seadrill, and North Atlantic Management AS, or North Atlantic Management, our wholly-owned subsidiary.

We rely on certain current and former executive officers of Seadrill who are employed through North Atlantic Management and Seadrill Management, to perform, among other things, Chief Executive Officer and Chief Financial Officer services for our benefit and who are responsible for our day-to-day management pursuant to an administrative services agreement, or the Services Agreement, subject to the direction and oversight of our board of directors. Mr. Alf Ragnar Løvdal has served as our Chief Executive Officer since January 1, 2013 and is employed through North Atlantic Management. Robert Hingley-Wilson has been appointed to serve as our Chief Financial Officer effective upon the completion of this offering and will be employed through Seadrill Management. All references in this prospectus to “our officers” include those officers of North Atlantic Management and Seadrill Management who perform executive officer functions for our benefit. See “Management.” In addition, Seadrill Management provides treasury and financial advisory services, insurance placement and building supervisory services under the Services Agreement. The Services Agreement may be terminated by either party upon one month’s notice. In consideration of the services provided to us, we pay Seadrill Management a fee that includes the operating costs attributable to us plus a margin of 8%. For the six month period ended June 30, 2013 and the year ending December 31, 2012, we paid Seadrill Management remuneration for its services in the amount of $13.8 million and $18.9 million, respectively.

North Atlantic Management provides us with certain other day-to-day services pursuant to a management agreement among us and each of our rig-owning subsidiaries, which we refer to as the General Management Agreement. Under the terms of the General Management Agreement, North Atlantic Management is responsible for, among other things, corporate governance services, budgeting and accounting functions, the financing of our activities, commercial management including marketing of our drilling rigs, and the purchase and sale of assets. In addition, North Atlantic Management provides management services for the West Hercules while it is employed under a drilling contract with Statoil, and is responsible for, among other things, operating the rig, budgeting and accounting functions, technical management, staffing and commercial management of the customer and suppliers.

We also receive corporate, secretarial and certain other administrative services relating to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd., or Frontline Management, under the Services Agreement with Seadrill Management. Frontline Management is a wholly-owned subsidiary of Frontline Ltd. (NYSE:FRO)(OSE:FRO), a company in which Hemen Holding Limited and other related companies, or Hemen Holding, is a principal shareholder. As of October 18, 2013, Hemen Holding held approximately 0.73% of our shares and has an indirect interest in us through its ownership in Seadrill. In addition, as of October 18, 2013, Hemen Holding had a total return swap agreement with underlying exposure to 3,530,000 shares of us.

The executive offices of North Atlantic Management are located in Stavanger, Norway. It also has offices in Bergen, Norway.

OUR RELATIONSHIP WITH SEADRILL LIMITED AND OTHER RELATED PARTIES

One of our principal strengths is our relationship with Seadrill and other related parties, commonly known as the Fredriksen Group of companies. We were established by Seadrill on February 10, 2011 as a new offshore drilling company focused on operations in the North Atlantic Region. We expect our relationship with Seadrill will provide us with access to Seadrill’s customer, supplier and shipbuilder relationships and its technical, commercial and managerial expertise, which we believe will allow us to compete more effectively when seeking additional customers. In addition, pursuant to an agreement that we and Seadrill will enter into in connection with the closing of this offering, or the Cooperation Agreement, Seadrill will agree to provide us with a right of first refusal to participate in any business opportunity identified by Seadrill for drilling activities in the North Atlantic Region and we will agree to provide Seadrill with a right of first refusal to participate in any business opportunity identified by us for drilling activities outside of the North Atlantic Region. See “Certain Relationships and Related Party Transactions—Cooperation Agreement.”

Upon completion of this offering, Seadrill will own approximately     % of our outstanding common shares and thus will effectively control us. In addition, we believe Seadrill will have significant incentives to contribute to our success. Seadrill is one of the world’s leading international offshore drilling contractors, providing offshore drilling services to the oil and natural gas industry. As of October 18, 2013 Seadrill owned a fleet of 68 offshore drilling rigs, including 29 drilling rigs under construction and our drilling rigs. Seadrill’s fleet is comprised of drillships, semi-submersibles, jack-ups and tender rigs, which operate from ultra-deepwater to shallow areas as well as in harsh and benign environments and are contracted to customers throughout the world. Seadrill reported total operating revenues of approximately $4.5 billion for the fiscal year ending December 31, 2012 and approximately $2.5 billion for the six months period ended June 30, 2013.

In addition to our relationship with Seadrill, we believe there are opportunities for us to benefit from operational, customer and shipyard-based synergies due to our broader relationship with other related parties. Seadrill’s main shareholder, Hemen Holding, (which owned approximately 24.6% of the outstanding shares of Seadrill as of October 18, 2013), is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family. As of October 18, 2013, Hemen Holding owned approximately 0.73% of our shares and was a party to a total return swap agreement with underlying exposure to 3,530,000 of our shares in addition to its indirect interest in us through its ownership in Seadrill. Hemen Holding and other related companies are also the main shareholders of a number of other large companies involved in various sectors of the shipping industry and oil services industries, and other industries, which, include the following companies, among others:

•

Golar LNG Limited (NasdaqGS: GLNG)(OSE:GOL), an owner and operator of a fleet of nine liquefied natural gas, or LNG, carriers and four floating storage and regasification units, or FSRUs, and with nine LNG carriers and three FSRUs on order;

•	Golar LNG Partners LP (NasdaqGS:GMLP), a master limited partnership and a majority owned subsidiary of Golar LNG Limited that owns and operates a fleet of four LNG carriers and four FSRUs;

•	Frontline Ltd. (NYSE:FRO)(OSE:FRO), a crude oil tanker company which owns and operates a fleet of 50 tankers, including contracts for the construction of two Suezmax tankers on order;

•	Frontline 2012 Ltd. (N-OTC:FRNT), a crude oil tanker company which owns and operates 15 tankers, including contracts for the construction of five very-large crude carriers, or VLCCs;

•

Ship Finance International Limited (NYSE:SFL)(OSE:SFL), a global international ship-owning company with a diverse fleet of 61 vessels, including crude oil tankers, chemical tankers, dry-bulk carriers, container vessels, offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship, two ultra-deepwater semi-submersible drilling rigs and two car carriers and has contracted to acquire nine additional newbuildings;

•	Golden Ocean Group Limited (OSE:GOGL), a dry bulk shipping company that owns a fleet of 23 vessels and manages an additional 11 vessels and has contracted to acquire six additional newbuildings;

•	Archer Limited (OSE:ARCHER), an oil services company specializing in crewing offshore rigs and onshore land rigs, including associated wireline and well services;

•	Deep Sea Supply PLC (OSE:DESSC), an owner and operator of 28 anchor handling tug supply and platform supply vessels, operating in the North Sea spot market, West Africa, South East Asia and Brazil;

•

Northern Offshore Ltd. (OSE:NOF), an owner and operator of four offshore drilling units and a floating production unit operating in the mid-water market segment in the Northern U.K. North Sea. In addition, in October 2013, Northern Offshore announced that two of its subsidiaries had executed contracts for the construction of two jackup drilling rigs from a Chinese shipyard;

•	Sevan Drilling ASA (OSE: SEVDR), an owner of three offshore drilling rigs and contract party to one additional newbuilding;

•

Seadrill Partners LLC (NYSE:SDLP), a master limited partnership and a majority owned subsidiary of Seadrill that owns and operates a fleet of six drilling rigs, including one drillship, two semi-submersibles, a semi-tender and two tender rigs;

•	Asia Offshore Drilling Ltd., a Bermuda offshore drilling company;

•	Marine Harvest ASA (OSE:MHG), a global seafood company and a large producer of farmed salmon; and

•	Independent Tankers Corporation Limited, a Bermuda company that owns and operates crude tankers.

We may not realize any benefits from our relationship with Seadrill or other related parties.

RECENT DEVELOPMENTS

In June 2013, we entered into a combined sale and leaseback arrangement pursuant to which we sold all of the shares of North Atlantic Linus Ltd., our wholly-owned subsidiary that owns the West Linus, to Ship Finance. The West Linus is currently under construction at Jurong, and following its scheduled delivery in December 2013, the drilling rig will be chartered back to us on a bareboat charter for a period of 15 years from commencement of its operations. In accordance with U.S. GAAP, we will continue to consolidate SFL Linus Ltd., which is the Ship Finance subsidiary that owns the rig, in our consolidated financial statements. See “Certain Relationships and Related Party Transactions—Sale and Leaseback Agreement with Ship Finance.”

On August 15, 2013, Seadrill announced a preliminary non-binding agreement with a large industrial company to create a strategic partnership to foster growth of our harsh environment business. Under this agreement, the potential strategic partner would initially purchase from Seadrill a substantial minority ownership interest in us around current market levels. In addition, the potential strategic partner would be granted an option to acquire a majority stake in us at a later time at a premium to current market levels. On October 11, 2013, Seadrill announced that it had decided to put these discussions on hold.

On August 28, 2013, our board of directors approved a dividend of $0.225 per common share, which was paid on September 20, 2013 to shareholders of record on September 4, 2013.

On September 20, 2013, at our annual general meeting of shareholders, the size of our board was increased to a maximum of eight members; John Fredriksen, Kate Blankenship, Paul M. Leand, Cecilie Fredriksen, Harald Thorstein and Georgina E. Sousa were elected to our board of directors; PricewaterhouseCoopers AS was re-appointed as our independent auditor for the fiscal year ending December 31, 2013; and the aggregate remuneration payable to our directors was set to a maximum of $400,000. In addition, our shareholders resolved to amend the provisions of our bye-laws that principally relate to our general meetings, the delegation of the powers of our board of directors and board proceedings.

On October 30, 2013, we successfully completed a NOK 1,500 million senior unsecured bond issue, which was equivalent to approximately $253 million, with maturity in October 2018. An application will be made for the bonds to be listed on the Oslo Stock Exchange. The net proceeds from the bond issuance have been used to repay the remaining outstanding amount of $169 million under our $335 Million Revolving Credit Facility with Seadrill, and the remaining proceeds have been used to repay in part our $2,000 Million Senior Secured Revolving Credit Facility.

On November 7, 2013, our board of directors approved and adopted a restricted stock unit plan, setting forth the rules pursuant to which we may grant to eligible employees restricted stock units representing the right to receive common shares.

We have entered into a management agreement with Seadrill, effective from November 1, 2013, which replaced the existing bareboat charter agreement, pursuant to which we will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. The West Hercules is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. See “Certain Relationships and Related Party Transactions—Operation and Management of the West Hercules.”

EXCHANGE OFFER

Concurrently with this offering, we will offer to exchange all of the unregistered common shares we previously issued in the 2011 Private Placement and March 2012 Private Placement, other than common shares owned by Seadrill or other affiliates of ours, for common shares that have been registered under the Securities Act, which we refer to as the Exchange Offer. The Exchange Offer will be made only by means of a prospectus and a related letter of transmittal. See “Business—Exchange Offer.”

RISK FACTORS

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the offshore contract drilling industry, including supply and demand, utilization rates, dayrates, customer drilling programs and commodity prices, a downturn in the global economy, hazards inherent in our industry and operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage, inability to comply with covenants in our debt agreements, inability to finance capital projects, and inability to successfully employ our drilling rigs.

You should carefully consider the following risks, those risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common shares.

Risks Relating to Our Business

•

Our growth depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices, and may be materially and adversely affected by a decline in the offshore oil and natural gas industry.

•	An over-supply of drilling rigs may lead to a reduction in daily rates and therefore may materially impact our revenues and profitability.

•	We may be subject to liability under environmental laws and regulations, which could have a material adverse effect on our results of operations and financial condition.

•	Our business and operations involve numerous operating hazards, and our insurance and indemnities from our customers may not be adequate to cover potential losses from our operations.

•

The market value of our current drilling rigs and those we acquire in the future may decrease, which could cause us to incur losses if we decide to sell them following a decline in their market values.

Risks Relating to Our Company

•	The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

•	We may be unable to comply with covenants in our credit facilities or any future financial obligations that impose operating and financial restrictions on us.

•	Restrictions in our debt agreements may prevent us from paying dividends to our shareholders.

•	We currently derive all of our revenue from four customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.

•	The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.

•	We depend on certain affiliates of Seadrill, including Seadrill Management, to assist us in operating and expanding our business.

•	Our future contracted revenue for our fleet of drilling rigs may not be ultimately realized.

Risks Relating to Our Common Shares

•	There is no assurance that an active and liquid market for our common shares will develop or be sustained.

•	The price of our common shares may be highly volatile.

•	Following the completion of this offering, Seadrill will control a substantial ownership stake in us and Seadrill’s interests could conflict with interest of our other shareholders.

REDUCED DISCLOSURE REQUIREMENTS

We were an “emerging growth company” with less than $1.0 billion in revenue at the time we publicly filed our initial registration statement with the SEC. We are eligible for reduced disclosure requirements applicable to an “emerging growth company” as defined in the JOBS Act, through the effectiveness of the registration statement of which this prospectus is a part. The reduced disclosure requirements permit us to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus. See “Risk Factors—Risks Relating to Our Common Shares—We are eligible for reduced disclosure requirements applicable to emerging growth companies through the effectiveness of the registration statement of which this prospectus forms a part and we cannot be certain if such reduced disclosure requirements will make our common shares less attractive to investors.”

CORPORATE STRUCTURE

North Atlantic Drilling Ltd. is a company incorporated under the laws of Bermuda on February 10, 2011. After the completion of this offering, Seadrill is expected to control a substantial ownership percentage in us, representing approximately     % of our outstanding common shares. We own our vessels through separate wholly-owned subsidiaries that are incorporated in Bermuda.

The following diagram depicts our simplified organizational structure after completion of this offering:

(1)	Norwegian branch of North Atlantic Norway Ltd., established for the purpose of conducting contracting operations in Norway.
(2)	Irish branch of North Atlantic Drilling UK Ltd., established for the purpose of conducting contracting operations in Ireland.
(3)	Russian branch of North Atlantic Drilling UK Ltd., established for the purpose of conducting contracting operations in Russia.
(4)	North Atlantic Linus Charterer Ltd. has been established for the purpose of chartering the West Linus on a 15-year financial lease from SFL Linus Ltd., a wholly-owned subsidiary of Ship Finance.
*	Ownership percentage is 100%, unless otherwise specified.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive headquarters are at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. We have no proprietary management function. Pursuant to the Services Agreement and the General Management Agreement, all day-to-day management functions are provided by Seadrill Management and North Atlantic Management. Seadrill Management’s offices are located at Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, United Kingdom, and North Atlantic Management’s offices are located at Løkkeveien 107, P.O. Box 109, 4001 Stavanger, Norway, and its telephone number at that address is (011) 47 51 30 90 00. North Atlantic Management also has offices in Bergen, Norway. Our website is www.nadlcorp.com. The information contained on our website is not a part of this prospectus.

OTHER INFORMATION

Because we are incorporated under the laws of Bermuda, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

THE OFFERING

Common shares offered	common shares.

common shares, if the underwriters exercise their over-allotment option in full.

Common shares outstanding immediately after the offering	common shares.

common shares, if the underwriters exercise their over-allotment option in full.

Use of proceeds

We estimate that we will receive net proceeds of approximately $         million from this offering assuming the underwriters’ over-allotment option is not exercised, and approximately $         million if the underwriters’ over-allotment option is exercised in full, in each case after deducting underwriting discounts and commissions and estimated expenses payable by us. These estimates are based on an assumed initial public offering price of $         per share, which is the mid-point of the range on the cover of this prospectus.

We intend to use the net proceeds of this offering for general corporate purposes and working capital. The principal reason for this offering is to increase the number of our U.S. round lot holders to at least 400 to satisfy the initial listing requirements of the New York Stock Exchange.

See “Use of Proceeds.”

Voting rights	Holders of our common shares are entitled to one vote per common share in all shareholders’ meetings. See “Description of Capital Stock—Shareholder Rights.”

Dividend policy

Under our Bye-laws, our board of directors may, from time to time, declare cash dividends or distributions out of retained earnings and contributed surplus, and may also pay a fixed cash dividend biannually or on other dates. Our board of directors’ objective is to generate competitive returns for our shareholders. Any dividends declared will be in the sole discretion of the board of directors and will depend upon earnings, restrictions in our debt agreements described later in this prospectus, market prospects, current capital expenditure programs and investment opportunities, the provisions of Bermuda law affecting the payment of distributions to shareholders and other factors. Under Bermuda law, the board of directors has no discretion to declare or pay a dividend if there are reasonable grounds for believing that (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than its liabilities.

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on distributions to us from our subsidiaries. See “Dividend Policy.”

Exchange listing	We have applied to have our common shares listed for trading on the New York Stock Exchange, or the NYSE, under the symbol “NADL.”

Transfer agent	Computershare Trust Company, N.A.

Risk factors

Investment in our common shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our common shares.

SUMMARY FINANCIAL AND OPERATING DATA

We were formed on February 10, 2011, by Seadrill as a new offshore drilling subsidiary focused on operations in the North Atlantic Region. On February 17, 2011, we entered into an agreement with Seadrill to acquire six harsh environment drilling rigs, including all relevant contracts, spares, stores and offshore personnel related to the drilling rigs, which we refer to as the North Atlantic Restructuring. The North Atlantic Restructuring closed on March 31, 2011 and our business is a direct continuation of the North Atlantic business of our parent, Seadrill. We did not engage in any business or other activities prior to the North Atlantic Restructuring, except in connection with our formation. The North Atlantic Restructuring was limited to entities that were under the control of Seadrill and its affiliates, and, as such, the North Atlantic Restructuring was accounted for as a transaction between entities under common control. As a result, prior to April 1, 2011, the results of operations, cash flows, and balance sheet have been carved out of the consolidated financial statements of Seadrill and therefore presented on a combined consolidated carve-out basis in our financial statements. The combined consolidated entities’ historical financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to drilling rigs transferred to us from Seadrill. References to the “combined consolidated entities” or to the “NADL Businesses” are to the subsidiaries of Seadrill that had interests in the drilling rigs in our initial fleet prior to April 1, 2011. The consolidated and combined financial information has been prepared in accordance with U.S. GAAP and are in U.S. dollars. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Combined Consolidated Carve-out Financial Statements and Consolidated Financial Statements.”

The following table presents, in each case for the periods and as of the dates indicated, historical summary consolidated and combined consolidated carve-out financial and other data. The summary consolidated financial data as of and for the six months ended June 30, 2013 and 2012 have been derived from the unaudited interim consolidated financial statements and related notes thereto included herein. The consolidated and combined financial data as of and for the years ended December 31, 2012 and 2011 have been derived from the audited consolidated and audited combined consolidated carve-out financial statements and related notes thereto included herein.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the unaudited interim consolidated financial statements and related notes thereto, the audited consolidated financial statements and audited combined consolidated carve-out financial statements and related notes thereto included elsewhere in this prospectus. Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Seadrill in the periods for which historical financial data are presented on a carve-out basis below, and such data may not be indicative of our future operating results or financial performance.

	Six month period ended June 30,		Year ended December 31,
(in millions of U.S. dollars except common share and per share data)	2013	2012	2012	2011
			Consolidated	Combined and Consolidated
Statement of Operations Data
Total operating revenues from continuing operations	692.6	500.0	1,044.8	938.0
Net operating income from continuing operations	178.5	200.5	404.1	402.0
Net income from continuing operations	118.6	121.8	181.7	246.7
Earnings per share, basic and diluted—continuing operations(1)	$0.521	$0.570	$0.82	$1.28
Dividends declared per share	$0.450	$0.450	$0.90	$0.38
Weighted average common shares outstanding, in millions	227.6	213.0	220.3	192.5

	Six month period ended June 30,		Year ended December 31,
(in millions of U.S. dollars except common share and per share data)	2013	2012	2012	2011
			Consolidated	Combined and Consolidated
Balance Sheet Data (at end of period):
Cash and cash equivalents	180.3	107.3	98.4	147.4
Drilling rigs	2,412.3	2,448.4	2,416.2	2,006.8
Newbuildings	263.4	225.3	248.7	572.2
Goodwill	480.6	480.6	480.6	480.6
Total assets	3,828.6	3,835.6	3,938.5	3,607.4
Interest bearing debt (including current portion)	2,576.1	2,493.3	2,452.5	2,626.7
Share capital	1,138.1	1,138.1	1,138.1	988.1
Shareholders’ equity	857.4	822.1	838.1	525.7

Other Financial Data:
Net cash provided by continuing operations	228.9	198.3	254.2	334.6
Net cash used in investing activities from continuing operations	(35.8)	(343.0)	(238.8)	(390.4)
Net cash provided by/(used in) financing activities from continuing operations	(108.7)	106.4	(64.6)	199.6

(1)	Basic and diluted earnings per share has been computed assuming the shares issued to Seadrill upon formation of the Company and as part of consideration for the North Atlantic Restructuring, amounting to 150,003,000 common shares, were outstanding for all periods presented.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this prospectus. These risks include the risks that are identified in the “Risk Factors” section of this prospectus, and also include, among others, risks associated with the following:

•	our limited operating history;

•	our limited number of assets and small number of customers;

•	competition within our industry;

•	oversupply of rigs comparable to ours or higher specification rigs;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	restrictions on offshore drilling, including the impact of the Deepwater Horizon incident on offshore drilling;

•	corruption, militant activities, political instability, ethnic unrest and regionalism in countries where we may operate;

•	delays and cost overruns in construction projects;

•	our substantial level of indebtedness;

•	our ability to incur additional indebtedness under and compliance with restrictions and covenants in our debt agreements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	termination of our customer contracts;

•	our dependence on key personnel;

•	operating hazards in the oilfield services industry;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our ability to obtain indemnity from customers;

•	changes in tax laws, treaties or regulations;

•	the volatility of the price of our common shares;

•	our incorporation under the laws of Bermuda and the limited rights to relief that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.

Any forward-looking statements contained in this prospectus should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in “Risk Factors” in this prospectus. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this prospectus, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before making an investment in our common shares. The following risks relate principally to us and our business and the industry in which we operate, the securities market and ownership of our common shares. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common shares. You may lose part or all of your investment.

Risks Relating to Our Business

Our growth depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices, and may be materially and adversely affected by a decline in the offshore oil and natural gas industry.

The offshore drilling industry is cyclical and volatile. Our growth strategy focuses on expansion in the offshore drilling sector, which depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ drilling programs. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling rigs.

Oil and natural gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels and non-conventional hydrocarbon production;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves;

•	accidents, severe weather, natural disasters and other similar incidents relating to the oil and natural gas industry; and

•

the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth. Sustained periods of low oil and natural gas prices typically result in reduced exploration and drilling because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry, which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.

In addition to oil and natural gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling rigs;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and natural gas transportation costs;

•	the level of rig operating costs, including crew and maintenance;

•	the discovery of new oil and natural gas reserves;

•	the political and military environment of oil and gas reserve jurisdictions; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for drilling rigs and adversely affect our business and results of operations.

An over-supply of drilling rigs may lead to a reduction in daily rates and therefore may materially impact our revenues and profitability.

During the recent period of high utilization and high daily rates, industry participants have increased the supply of drilling rigs by ordering construction of new drilling rigs, particularly within the ultra-deepwater segment of the industry. Historically, this has resulted in an over-supply of drilling rigs and has caused a subsequent decline in utilization and daily rates when the drilling rigs have entered the market, sometimes for extended periods of time until the new rigs have been absorbed into the active fleet. The worldwide fleet of ultra-deepwater drilling rigs consisted of 132 rigs (60 semi-submersibles and 72 drillships) as of October 17, 2013. An additional 16 semi-submersibles and 72 drillships are under construction or on order, which would bring the total ultra-deepwater fleet to 220 rigs.

Rigs operating in harsh environments, such as the North Sea, Barents Sea, West of Shetland, Greenland and other similar locations require specialized capabilities related to motion, wind resistance, insulation and heat tracing. As of October 2013, 35 floaters were capable of operations in harsh environments with an additional 12 such harsh environment floaters under construction or on order.

A relatively large number of the drilling rigs currently under construction, including three harsh environment drilling rigs, have not been contracted for future work. This may intensify price competition as scheduled delivery dates occur and lead to a reduction in daily rates as the active fleet grows. Lower utilization and daily rates could adversely affect our revenues and profitability. Prolonged periods of low utilization and daily rates could also result in the recognition of impairment charges on our drilling rigs if future cash flow estimates, based on information available to management at the time, indicate that the carrying value of these drilling rigs may not be recoverable.

An economic downturn could have a material adverse effect on our revenue, profitability and financial position.

We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and natural gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas. The world economy is currently facing a number of challenges. As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and natural gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and profitability, and may have a disproportionate impact on us because we currently operate exclusively offshore Norway and the United Kingdom. This includes uncertainty surrounding the sovereign debt and credit crises in certain European countries and the continued economic slowdown in the Asia Pacific region, including Japan and China. In addition, turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries are adding to overall risk. An extended period of adverse development in the outlook for the world economy could reduce the overall demand for oil and natural gas and for our services. Such changes could adversely affect our financial condition, results of operations and ability to pay dividends to our shareholders.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms, which may hinder or prevent us from expanding our business or may otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all. In addition, a majority of our financing facilities are provided by European banking institutions. If economic conditions in Europe preclude or limit additional financing from these banking institutions, we may not be able to obtain financing from other institutions on terms acceptable to us or at all, even if conditions outside Europe remain favorable for lending. Additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to expand our existing business, complete drilling rig acquisitions or otherwise take advantage of business opportunities as they arise.

Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including drilling equipment suppliers, caterers and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers, we are generally dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation, combined with a high volume of drilling rigs under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. For instance, several drilling companies, including Seadrill, experienced significant interruption of operations in early 2013 as a result of a defective batch of connector bolts procured by a supplier of blow-out prevention equipment, and the only source of approved replacement bolts was that same supplier. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs. Furthermore, many of our suppliers are U.S. companies or non-U.S. subsidiaries owned or controlled by U.S. companies, which means that in the event a U.S. supplier was debarred or otherwise restricted by the U.S. government from delivering products, our ability to supply and service our operations could be materially impacted. In addition, through regulation and permitting, certain foreign governments effectively restrict the number of suppliers and technicians available to supply and service our operations in those jurisdictions, which could materially impact our operations.

Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose us to liability or limit our drilling activity.

Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate, including international conventions and treaties, and regional, national, state, and local laws and regulations (including those of the International Maritime Organization, European Union, the United Kingdom, and Norway). The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. Compliance with such laws, regulations and standards, where applicable, may require us to make significant capital expenditures, such as installation of costly equipment or operational changes, and may affect the resale value or useful lifetime of our rigs. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Further, our ability to compete in international offshore contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, our business or prospects could be materially adversely affected. Environmental protection of arctic regions is a particularly sensitive issue in some countries, and may be subject to special additional new regulations. The operation of our drilling rigs will require certain governmental approvals. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.

As an operator of mobile drilling rigs, we may be liable for damages and costs incurred in connection with spills of oil and other chemicals and substances related to our operations, and we may also be subject to significant fines in connection with spills. For example, an oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international laws, as well as third-party damages, to the extent that the contractual indemnification provisions in our drilling contracts are not sufficient, or if our clients are unwilling or unable to contractually indemnify us from these risks. Additionally, we may not be able to obtain such indemnities in our future contracts and our clients may not have the financial capability to fulfill their contractual obligations to us. Also, these indemnities may be held to be unenforceable in certain jurisdictions, as a result of public policy or for other reasons. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence. These laws and regulations may expose us to liability for the conduct of or conditions caused by others, or for acts that were in compliance with all applicable laws at the time when such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our financial position, results of operations or cash flows.

We may be subject to litigation that could have an adverse effect on our business and financial condition.

We are currently not involved in any litigation matters that are expected to have a material adverse effect on our business or financial condition. Nevertheless, we anticipate that we could be involved in litigation matters from time to time in the future. The operating hazards inherent in the offshore drilling business expose us to litigation, including personal injury litigation, environmental litigation, contractual litigation with clients, intellectual property litigation, tax or securities litigation, and maritime lawsuits including the possible arrest of our drilling rigs. We cannot predict with certainty the outcome or effect of any claim or other litigation matter. Any future litigation may have an adverse effect on our business, financial position, results of operations and its ability to pay dividends, because of potential negative outcomes, the costs associated with prosecuting or defending such lawsuits, and the diversion of management’s attention to these matters.

Our business and operations involve numerous operating hazards, and our insurance and indemnities from our customers may not be adequate to cover potential losses from our operations.

Our operations are subject to hazards inherent in the offshore drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, craterings, fires, explosions and pollution. Contract drilling requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, piracy, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contract indemnity to our customers for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs, and claims that could be asserted by us or our employees relating to personal injury or loss of life.

Damage to the environment could also result from our operations, particularly through spillage of hydrocarbons, fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may also be subject to property damage, environmental indemnity and other claims by oil and natural gas companies. Our insurance policies and drilling contracts contain rights to indemnity that may not adequately cover our losses, and we do not have insurance coverage or rights to indemnity for all risks. There are certain risks, including risks associated with the loss of control of a well (such as blowout, cratering, the cost to regain control of or re-drill the well and remediation of associated pollution), and our customers may be unable or unwilling to indemnify us against such risks. In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable. We maintain insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities. However, pollution and environmental risks generally are not totally insurable. See “Business—Risk of Loss and Insurance.”

If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect our financial position, results of operations or profitability. The amount of our insurance may also be less than the related impact on enterprise value after a loss. Our insurance coverage will not in all situations provide sufficient funds to protect us from all liabilities that could result from our drilling operations. Our coverage includes annual aggregate policy limits. As a result, we retain the risk for any losses in excess of these limits. Any such lack of reimbursement may cause us to incur substantial costs. In addition, we could decide to retain more risk in the future, resulting in higher risk of losses, which could be material, that are not covered by third-party insurance contracts. Moreover, we may not be able to maintain adequate insurance in the future at rates that we consider reasonable, or obtain insurance against certain risks.

The Deepwater Horizon oil spill in the U.S. Gulf of Mexico may result in more stringent laws and regulations governing offshore drilling, which could have a material adverse effect on our business, operating results or financial condition.

On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deepwater semi-submersible drilling rig that is not connected to us, while it was servicing a well in the U.S. Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling rig, as well as the release of large amounts of oil into the U.S. Gulf of Mexico, impacting the environment and the region’s key industries. This event is being investigated by several federal agencies, including the United States Department of Justice and by the United States Congress, and was also the subject of numerous lawsuits. On January 3, 2013, Transocean Deepwater Inc. agreed to plead guilty to violating the U.S. Clean Water Act and to pay $1.4 billion in civil and criminal fines and penalties for its conduct in relation to the incident. On May 30, 2010, the United States Department of the Interior issued a six-month moratorium on all deepwater drilling in the outer continental shelf regions of the U.S. Gulf of Mexico and the Pacific Ocean. On October 12, 2010, the United States government lifted the drilling moratorium, subject to compliance with enhanced safety requirements. All drilling in the U.S. Gulf of Mexico must comply with the Increased Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule), which took effect October 22, 2012, and the Workplace Safety Rule on Safety and Environmental Management Systems (SEMS), which was issued on October 15, 2010 and required SEMS programs to be in place on or before November 15, 2011. The SEMS II rule enhances the Workplace Safety Rule and supplements operators’ SEMS programs; it became effective on June 14, 2013 and requires compliance by June 4, 2014.

While we do not currently operate any of our drilling rigs in the U.S. Gulf of Mexico, these developments could have a substantial impact on the offshore oil and gas industry worldwide. Governmental investigations and proceedings may result in significant changes to existing laws and regulations and substantially stricter governmental regulation of our drilling rigs. For example, Norway’s Petroleum Safety Authority is assessing the results of the investigations into the Deepwater Horizon oil spill and issued a preliminary report of its recommendations in June 2011, and Oil & Gas United Kingdom has established the Oil Spill Prevention and Response Advisory Group, which issued its final report on industry practices in the United Kingdom in September 2011. In addition, BP plc, a company not affiliated with us and the rig operator of the Deepwater Horizon, has reached an agreement with the United States government to establish a claims fund of $20 billion, which far exceeds the $75 million strict liability limit set forth under the U.S. Oil Pollution Act of 1990. Amendments to existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, may be highly restrictive and require costly compliance measures that could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such amended or new legislation or regulations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the United Nations’ International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee (MEPC) in July 2011 relating to greenhouse gas emissions. These requirements could cause us to incur additional compliance costs. In addition, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels.

Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business.

See “Business—Environmental and Other Regulations in the Offshore Drilling Industry—Regulation of Greenhouse Gas Emissions” below for a more detailed discussion.

The use of our drilling rigs may infringe the intellectual property rights of others.

The majority of the intellectual property rights relating to our drilling rigs and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services, replacement parts, or could be required to cease use of some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling rigs and we may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have provisions in some of our supply contracts for suppliers to provide indemnity to us against intellectual property lawsuits. However, these suppliers may be unwilling or financially unable to honor their indemnity obligations, or the indemnities may not fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but these provisions may not fully protect us from the adverse consequences of such technology disputes.

We must make significant capital and operating expenditures to maintain the operating capacity of our fleet, which will reduce cash available to pay dividends to shareholders.

We must make significant capital and operating expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures include capital expenditures for maintenance (including special classification surveys) and capital expenditures associated with modifying an existing drilling rig, including to upgrade its technology, acquiring a new drilling rig or otherwise replacing current drilling rigs at the end of their useful lives to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter, and from year to year, and could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	fleet size;

•	the cost of replacement drilling rigs;

•	the cost of replacement parts for existing drilling rigs;

•	the geographic location of the drilling rigs;

•	length of drilling contracts;

•	governmental regulations and maritime self-regulatory organization and technical standards relating to safety, security or the environment; and

•	industry standards.

These capital and operating expenditures will reduce cash available to pay dividends to our shareholders, and any increases in our capital and operating expenditures will further reduce cash available to pay dividends to shareholders.

We may not be able to keep pace with the continual and rapid technological developments that characterize the market for our services, and our failure to do so may result in our loss of market share.

The market for our services is characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in equipment functions and performance. As a result, our future success and profitability will be dependent, in part, on our ability to keep pace with technological developments. If we are not successful in acquiring new equipment or upgrading our existing equipment in a timely and cost-effective manner in response to technological developments or changes in standards in our industry, we could lose business and profits. In addition, current competitors or new market entrants may develop new technologies, services or standards that could render some of our services or equipment obsolete, which could have a material adverse effect on our operations.

In addition, we currently operate exclusively in Norway and in the United Kingdom, and have secured only one contract for work in another country (Russia) which is expected to commence operations in the third quarter of 2014. If we are unable to expand our operations and pursue harsh environment drilling operations in other locations in the North Atlantic Region, it could have a material adverse effect on our operations.

The market value of our current drilling rigs and those we acquire in the future may decrease, which could cause us to record impairment losses, or incur realized losses if we decide to sell them following a decline in their market values.

If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of our drilling rigs may decline. The fair market value of the drilling rigs that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

•	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling rigs;

•	supply and demand for drilling rigs;

•	costs of newbuildings;

•	prevailing level of drilling services contract daily rates;

•	governmental or other regulations; and

•	technological advances.

Additionally, if we sell one or more of our drilling rigs at a time when drilling rig prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be less than the drilling rig’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if drilling rig values fall significantly, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results and condition.

Risks Relating to Our Company

The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

As of June 30, 2013 and December 31, 2012, we had $2.6 billion and $2.5 billion, respectively, in gross principal amount of interest bearing debt. In addition, on October 30, 2013, we successfully completed a NOK 1,500 million senior unsecured bond issue, which was equivalent to approximately $253 million, with maturity in October 2018, the net proceeds of which were used to repay the remaining outstanding amount of $169 million under our $335 Million Revolving Credit Facility with Seadrill, and the remaining proceeds were used to repay in part our $2,000 Million Senior Secured Revolving Credit Facility. Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes and our ability to distribute dividends to our shareholders. Our ability to meet our debt service obligations and to fund planned expenditures, including construction costs for our newbuilding projects, will be dependent upon our future performance, which will be subject to prevailing economic conditions, industry cycles and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings.

If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends to shareholders, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our consolidated debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Furthermore, our debt financing agreements contain cross-default clauses which are linked to our other indebtedness. In the event of a default by one of our subsidiaries under one of its debt or other agreements, we could be adversely affected by the cross-default clauses, even if such default is cured.

We may be unable to comply with covenants in our credit facilities or any future financial obligations that impose operating and financial restrictions on us.

Our credit facilities impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to, among other things:

•	enter into other financing arrangements;

•	incur additional indebtedness;

•	create or permit liens on our assets;

•	sell our drilling rigs or the shares of our subsidiaries;

•	make investments;

•	change the general nature of our business;

•	pay dividends to our shareholders;

•	change the management and/or ownership of the drilling rigs;

•	make capital expenditures; and

•	compete effectively to the extent our competitors are subject to less onerous restrictions.

For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities.”

Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in our financing agreements is dependent on our future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If the market value of any of our drilling rigs declines, or if market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. We pledge our drilling rigs as security for our indebtedness. If our lenders were to foreclose on our drilling rigs in the event of a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. In addition, all of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be accelerated and become due and payable. If any of these events occur, our assets may be insufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that we find are favorable or acceptable. Any of these events would adversely affect our ability to pay dividends to our shareholders and cause a decline in the market price of our common shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities.”

Failure to comply with covenants and other provisions in our existing or future debt agreements could result in cross-defaults under our existing debt agreements, which would have a material adverse effect on us.

Our existing debt agreements contain cross-default provisions that may be triggered if we default under the terms of our existing or future financing agreements. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities.” In the event of a default by us under one of our debt agreements, the lenders under our existing debt agreements could determine that we are in default under our other financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our drilling rigs, even if we were to subsequently cure such default. In the event of such acceleration and foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to pay dividends to our shareholders for so long as such default is continuing. Additionally, we are a “restricted subsidiary” under the indentures relating to Seadrill’s $1,000 million 5 5/8% Senior Notes due 2017 and $500 million 6 1/8% Senior Notes due 2020. While we are not a guarantor of the notes or a party to the indentures thereto, Seadrill has agreed to cause us to comport with the restrictions on “restricted subsidiaries” contained in the indentures. Accordingly, Seadrill may use its influence over us to restrict our ability, among other things, to incur additional debt, pay dividends or issue guarantees, if Seadrill is required to do so under the terms of the indentures for the notes.

Restrictions in our debt agreements may prevent us from paying dividends to our shareholders.

The payment of principal and interest on our debt will reduce cash available for the payment of dividends to our shareholders. In addition, our current debt agreements contain provisions that, upon the occurrence of certain events, permit lenders to terminate their commitments and/or accelerate the outstanding loans and declare all amounts due and payable, which may prevent us from paying dividends to our shareholders. These events include, among others:

•	a failure to pay any principal, interest, fees, expenses or other amounts when due;

•	a violation of covenants requiring us to maintain certain levels of insurance coverage, minimum liquidity levels, minimum interest coverage ratios and minimum current ratios;

•	a default under any other provision of the financing agreement, as well as a default under any provision of related security documents;

•	a material breach of any representation or warranty contained in the applicable financing agreement;

•	a default under other indebtedness;

•	a failure to comply with a final legal judgment from a court of competent jurisdiction;

•	a bankruptcy or insolvency event;

•	a suspension or cessation of our business;

•

the destruction or abandonment of our assets, or the seizure or appropriation thereof by any governmental, regulatory or other authority if the lenders determine such occurrence could have a material adverse effect on our business or our ability to satisfy our obligations under or otherwise comply with the applicable financing agreement;

•	the invalidity, unlawfulness or repudiation of any financing agreement or related security document;

•	an enforcement of any liens or other encumbrances covering our assets; and

•

the occurrence of certain other events that the lenders believe is likely to have a material adverse effect on our business or our ability to satisfy our obligations under or otherwise comply with the applicable financing agreement.

We expect that our future financing agreements will contain similar provisions. For more information regarding these financing agreements, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities.”

We are a holding company, and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company, and our subsidiaries, which are all directly and indirectly wholly-owned by us, conduct all of our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we will be unable to pay dividends to our shareholders.

Any limitation in the availability or operation of our nine drilling rigs could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to pay dividends to shareholders.

Our fleet currently consists of five harsh environment semi-submersibles, one harsh environment deepwater drillship, and three harsh environment jack-up rigs, including contracts for the construction of one harsh environment semi-submersible rig and one harsh environment jack-up rig. If any of our drilling rigs are unable to generate revenues as a result of the expiration or termination of its drilling contracts or sustained periods of downtime, our results of operations and financial condition could be materially adversely affected.

Some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. The general principle is that such early termination fee shall compensate us for lost revenues less operating expenses for the remaining contract period, however, in some cases, such payments may not fully compensate us for the loss of the drilling contract. Under certain circumstances our contracts may permit customers to terminate contracts early without the payment of any termination fees as a result of non-performance, total loss of the rigs, extended periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond our control. During periods of challenging market conditions, we may be subject to an increased risk of our clients seeking to repudiate their contracts, including through claims of non-performance. Our customers’ ability to perform their obligations under their drilling contracts may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If a customer cancels its contract and we are unable to secure a new contract on a timely basis and on substantially similar terms, or if a contract is suspended for an extended period of time or if a contract is renegotiated on different terms, it could adversely affect our business, results of operations and financial condition and may reduce the amount of cash we have available to pay dividends to our shareholders. For more information regarding the termination provisions of our drilling contracts, see “Business—Drilling Contracts.”

We currently derive all of our revenue from four customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.

We currently derive all of our revenues and cash flow from four customers. For the six months ended June 30, 2013, Statoil accounted for 62%, Shell accounted for 18%, ExxonMobil accounted for 11% and Total accounted for 9% of our total revenues. For the year ended December 31, 2012, Statoil accounted for 46%, Shell accounted for 17%, Total accounted for 16%, BG Norge Limited accounted for 13% and ExxonMobil accounted for 8% of our total revenues. All of our drilling contracts have fixed terms, but may be terminated early due to certain events or we may be unable to realize revenue under such contracts in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability to meet its obligations under our contracts.

If any of our drilling contracts are terminated, we may be unable to re-deploy the drilling rig subject to such terminated contract on terms as favorable to us as our current drilling contracts. This may cause us to receive decreased revenues and cash flows than we would have otherwise earned. The loss of any customers, drilling contracts or drilling rigs, or a decline in payments under any of our drilling contracts, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends to our shareholders.

In addition, our drilling contracts subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore drilling industry, prevailing prices for oil and natural gas, the overall financial condition of the counterparty, the dayrates received for specific types of drilling rigs and the level of expenses necessary to maintain drilling activities. In addition, in depressed market conditions, our customers may no longer need a drilling rig that is currently under contract or may be able to obtain a comparable drilling rig at a lower dayrate. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends to our shareholders.

The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.

We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common shares. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisitions. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our financial condition, results of operations and ability to pay dividends to our shareholders could be adversely affected.

We depend on certain affiliates of Seadrill, including Seadrill Management, to assist us in operating and expanding our business.

Our ability to enter into new drilling contracts and expand our customer and supplier relationships will depend largely on our ability to leverage our relationship with Seadrill and its reputation and relationships in the offshore drilling industry. If Seadrill suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing drilling contracts upon their expiration;

•	obtain new drilling contracts;

•	efficiently and productively carry out our drilling activities;

•	successfully interact with shipyards;

•	obtain financing and maintain insurance on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

Pursuant to the Services Agreement, Seadrill Management provides us with treasury and financial advisory services, insurance placement and building supervisory services. We also receive corporate, secretarial and certain other administrative services relating to the jurisdiction of Bermuda from Frontline Management under the Services Agreement with Seadrill Management. In addition, pursuant to the Cooperation Agreement that we and Seadrill will enter into in connection with the closing of this offering, Seadrill will agree to provide us with a right of first refusal to participate in any business opportunity identified by Seadrill for drilling activities in the North Atlantic Region and we will agree to provide Seadrill with a right of first refusal to participate in any business opportunity identified by us for drilling activities outside of the North Atlantic Region. See “Certain Relationships and Related Party Transactions—Cooperation Agreement.” Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these agreements. Our business will be harmed if Seadrill and its affiliates fail to perform satisfactorily under these agreements, if they cancel their agreements with us or if they stop providing these services to us. See “Certain Relationships and Related Party Transactions.”

In addition, during 2013 Seadrill participated in negotiations with a potential strategic partner to reduce its shareholding in us to a minority interest. If Seadrill were to reduce its ownership in us to a minority interest, we can provide no assurance that Seadrill would continue to provide support and management services to us, and we can provide no assurance that we would be able to replace Seadrill’s support and services with the support and services of a third party that would be of the same quality or at the same cost. On October 11, 2013, Seadrill announced that it had decided to put these discussions on hold.

Newbuilding projects are subject to risks that could cause delays or cost overruns.

We have entered into a construction contract with Jurong for one harsh environment jack-up rig, the West Linus, with corresponding contractual commitments, including project management, operation preparations and variation orders, totaling $530 million of which we have paid $132 million as of June 30, 2013. We have also entered into a construction contract for one sixth generation harsh environment semi-submersible, the West Rigel, with corresponding contractual commitments, including project management, operation preparations, and variation orders, totaling $650 million of which we have paid $131 million as of June 30, 2013. The estimated remaining project costs of $398 million for the construction of the West Linus will be financed through cash we expect to receive from Ship Finance in connection with the combined sale and leaseback of the rig, which closed in June 2013. Ship Finance has secured financing for the purchase price of the West Linus through a combination of cash and debt. We plan to finance the estimated remaining project costs for the construction of the West Rigel in the amount of $519 million with cash flows from operations, borrowings under new credit facilities, and the net proceeds from securities offered in the public and private debt capital markets. Our entry into new credit facilities and access to the public and private debt capital markets are subject to significant conditions, including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we cannot assure you that we will be able to obtain such financing on terms acceptable to us or at all.

In addition, newbuilding construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that rig. New drilling rigs may experience start-up difficulties following delivery or other unexpected operational problems that could result in uncompensated downtime, which also could adversely affect our financial position, results of operations and cash flows or the cancellation or termination of drilling contracts.

Our drilling contracts may not permit us to fully recoup our cost increases in the event of a rise in expenses.

Our drilling contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, all of our drilling contracts include escalation provisions. These provisions allow us to adjust the dayrates based on certain published indices. These indices are designed to recompense us for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semi-annually, and therefore may be outdated at the time of adjustment. In addition, the adjustments are normally performed on a semi-annual or annual basis. For these reasons, the timing and amount received as a result of the adjustments may differ from the timing and amount of expenditures associated with actual cost increases, which could adversely affect our cash flow and ability to pay dividends to our shareholders.

An increase in operating and maintenance costs could materially and adversely affect our financial performance.

Our operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire offshore drilling industry. During periods after which a rig becomes idle, we may decide to “warm stack” the rig, which means the rig is kept fully operational and ready for redeployment, and maintains most of its crew. As a result, our operating expenses during a warm stacking will not be substantially different than those we would incur if the rig remained active. We may also decide to “cold stack” the rig, which the means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is assigned to an active rig or dismissed. However, reductions in costs following the decision to cold stack a rig may not be immediate, as a portion of the crew may be required to prepare the rig for such storage. Moreover, as our drilling rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling rigs and demand for contract drilling services, which in turn, affect dayrates, and the economic utilization and performance of our fleet of drilling rigs. However, operating costs are generally related to the number of drilling rigs in operation and the cost level in each country or region where such drilling rigs are located. In addition, equipment maintenance costs fluctuate depending upon the type of activity that the drilling rig is performing and the age and condition of the equipment. Escalation provisions contained in our drilling contracts may not be adequate to substantially mitigate these increased operating and maintenance costs. In connection with new assignments, we might incur expenses relating to preparation for operations under a new contract. The expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized. In situations where our drilling rigs incur idle time between assignments, the opportunity to reduce the size of our crews on those drilling rigs is limited as the crews will be engaged in preparing the drilling rig for its next contract. When a drilling rig faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling rigs for stacking and maintenance in the stacking period. Should drilling rigs be idle for a longer period, we may not be successful in redeploying crew members, who are not required to maintain the drilling rigs, and therefore may not be successful in reducing our costs in such cases.

We may not be able to renew or obtain new and favorable contracts for drilling rigs whose contracts are expiring or are terminated, which could adversely affect our revenues and profitability.

Our ability to renew expiring contracts or obtain new contracts will depend on the prevailing market conditions at the time. If we are not able to obtain new contracts in direct continuation with existing contracts, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.

The offshore drilling markets in which we compete experience fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures and supply of capable drilling equipment. The existing drilling contracts for our drilling rigs currently employed are scheduled to expire from August 2014 to April 2019. Upon the expiration or termination of their current contracts, we may not be able to obtain contracts for our drilling rigs currently employed and there may be a gap in employment of the rigs between current contracts and subsequent contracts. In particular, if oil and natural gas prices are low, or it is expected that such prices will decrease in the future, at a time when we are seeking to arrange contracts for our drilling rigs, we may not be able to obtain drilling contracts at attractive dayrates or at all.

If the dayrates which we receive for the reemployment of our current drilling rigs are less favorable, we will recognize less revenue from their operations. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling rigs at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, or we may be forced to enter into contracts at unattractive dayrates, which would adversely affect our ability to pay dividends to our shareholders.

Our future contracted revenue for our fleet of drilling rigs may not be ultimately realized.

As of June 30, 2013, the future contracted revenue for our fleet of drilling rigs, or contract drilling backlog, was approximately $3.1 billion under firm commitments. We may not be able to perform under these contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our contracts for various reasons, including those described under “—Certain work stoppages or maintenance or repair work may cause our customers to suspend or reduce payment of dayrates until operation of the respective drilling rig is resumed, which may lead to termination or renegotiation of the drilling contract.” Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

Competition within the offshore drilling industry may adversely affect us.

The offshore drilling industry is highly competitive and fragmented and includes several large companies, including Seadrill, that may compete in the markets we serve, as well as smaller companies. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and client relations. Our operations may be adversely affected if our current competitors or new market entrants introduce new drilling rigs with better features, performance, price or other characteristics in comparison to our drilling rigs, or expand into service areas where we operate. In addition, mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce, the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our financial position, results of operations, cash flows and ability to pay dividends to our shareholders.

Currently, we operate exclusively offshore Norway and the United Kingdom, which have fields that are considered in the industry to be “mature” and as a result, overall activity may decline faster than anticipated.

Currently, we operate exclusively offshore Norway and the United Kingdom, and have secured only one contract for future operations outside those countries. Norway and the United Kingdom have fields that are considered in the industry to be “mature” and as a result, the overall activity in such fields may decline faster than anticipated. There are increased costs associated with retiring old North Sea oil and gas installations, which may threaten to slow the development of the region’s remaining resources. We will rely on work for our drilling rigs being available in Norway or in the United Kingdom, or alternatively, expand our area of operations, to be able to secure new contracts for our drilling rigs when the existing drilling contracts expire.

Our future growth depends on the level of oil and gas activity in the North Atlantic Region and our ability to operate outside of Norway and the United Kingdom.

Our future growth will depend significantly on the future level of oil and gas activity in the North Atlantic Region and our ability to expand into North Atlantic Region markets outside of Norway and the United

Kingdom. Currently, we have only one contract for future work outside those countries, in Russia, which is expected to commence operations in the third quarter of 2014. Expansion of our business outside these two markets depends on our ability to operate in other areas of the North Atlantic Region. Any such expansion may be adversely affected by local regulations requiring us to award contracts to local operators and the number and location of new drilling concessions granted by foreign governments. Restrictions or requirements that may be imposed in the countries in which we operate could have a material adverse effect on our financial position, results of operations or cash flows. If we are unable to expand our operations within the geographic area where we currently operate, or gain contracts in the North Atlantic Region markets outside of Norway and the United Kingdom, our future business, financial condition and results of operations may be adversely affected, and our operations may not grow.

In order to execute our growth plan, we may require additional capital in the future, which may not be available to us.

Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity financings to grow our business and to fund capital expenditures. Adequate sources of capital funding may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing additional equity securities, dilution to the holdings of existing shareholders may result. In addition, although Seadrill has historically provided us with significant financial resources, Seadrill may diminish or cease providing such financial resources in the future. If funding is insufficient at any time in the future, we may be unable to fund maintenance requirements and acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could adversely impact on our financial condition and results of operations.

Fluctuations in exchange rates and non-convertibility of currencies could result in losses to us.

As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our revenues being received and operating expenses paid in currencies other than U.S. dollars. Currently, such currencies include the Norwegian Kroner and the Pound Sterling. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency. See “Risk Management and Financial Instruments” under Note 19 to our unaudited consolidated financial interim statements and Note 24 to our consolidated and combined consolidated carve-out financial statements for the years ended December 31, 2012 and 2011, respectively, for details of our financial instruments. Certain countries where we do not currently operate, such as Nigeria and Russia, have placed certain controls over currency exchange and the repatriation of income or capital. To the extent similar laws are enacted in the countries where we operate, we may be unable to collect revenues earned in such countries.

Interest rate fluctuations could affect our earnings and cash flow.

In order to finance our growth we have incurred significant amounts of debt. With the exception of the outstanding $500 million 7.75% unsecured bonds due 2018, our debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. The principal amount covered by interest rate swaps is evaluated continuously and determined based on our debt level, our expectations regarding future interest rates, our contract backlog and our overall financial risk exposure. As of June 30, 2013, our net effective exposure to interest rate fluctuations on our outstanding debt was $781.1 million, and an increase or decrease in short-term interest rates of one percentage point would increase or decrease our effective interest expense by approximately $7.8 million on an annual basis. For more information regarding our debt arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Quantitative and Qualitative Disclosures About Market Risk.”

If our drilling rigs fail to maintain their class certification or fail any required survey, that drilling rig would be unable to operate, thereby reducing our revenues and profitability.

Every offshore drilling rig is a registered marine vessel and must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling rig’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling rigs are certified as being “in class” by Det Norske Veritas, or DNV, and the relevant national authorities in the countries where our drilling rigs operate. If any drilling rig does not maintain its class and/or fails any periodical survey or special survey, the drilling rig will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to carry on operations or be employed, could have a material adverse impact on our financial condition, results of operations, and ability to pay dividends to our shareholders.

Certain work stoppages or maintenance or repair work may cause our customers to suspend or reduce payment of dayrates until operation of the respective drilling rig is resumed, which may lead to termination or renegotiation of the drilling contract.

Compensation under our drilling contracts is based on daily performance and/or availability of each drilling rig in accordance with the requirements specified in the applicable drilling contract. For instance, when our drilling rigs are idle, but available for operation, our customers are generally entitled to pay a waiting rate lower than the operational rate.

Several factors could cause an interruption of operations, including:

•	breakdowns of equipment and other unforeseen engineering problems;

•	failure by our employees or contractors to operate critical equipment on the drilling rigs;

•	work stoppages, including labor strikes;

•	shortages of material and skilled labor;

•	delays in repairs by suppliers;

•	surveys by government and maritime authorities;

•	periodic classification surveys;

•	severe weather, strong ocean currents or harsh operating conditions; and

•	force majeure events.

In addition, if our drilling rigs are taken out of service for maintenance and repair for a period of time exceeding the scheduled maintenance periods set forth in our drilling contracts, we will not be entitled to payment of dayrates until the relevant rig is available for deployment. If the interruption of operations were to exceed a determined period due to an event of force majeure, our customers have the right to pay a rate (the “force majeure rate”) that is normally significantly lower than the waiting rate for a period of time, and, thereafter, may terminate the drilling contracts related to the subject rig. For more details on our drilling contracts, see “Business—Drilling Contracts” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations.” Suspension of drilling contract payments, prolonged payment of reduced rates or termination of any drilling contract agreements as a result of an interruption of operations as described herein could materially adversely affect our financial condition, results of operations and ability to pay dividends to our shareholders.

Failure to obtain or retain highly skilled personnel could adversely affect our operations.

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of drilling rigs activated or added to worldwide fleets has increased. If this expansion continues and is coupled with improved demand for drilling services in general, shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our drilling rigs. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for people and risk for higher turnover, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.

Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

The majority of our employees are represented by collective bargaining agreements, mainly in Norway and the U.K. As part of the legal obligations, we are required to contribute certain amounts to retirement funds and pension plans and are restricted in our ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance.

Failure to comply with the United States Foreign Corrupt Practices Act or the UK Bribery Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

While we operate our drilling rigs offshore Norway and the United Kingdom, the existence of state or government owned shipbuilding, oil and gas or offshore drilling enterprises may put us in contact with persons who may be considered “foreign officials” under the FCPA. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA and the UK Bribery Act. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Acts of terrorism, piracy and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.

Acts of terrorism, piracy and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours or our customers. Our drilling operations could also be targeted by acts of piracy. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower daily rates. Insurance premiums could increase and coverage may be unavailable in the future. Increased insurance costs or increased cost of compliance with applicable regulations may have a material adverse effect on our results of operations.

A change in tax laws of any country in which we operate could result in a higher tax expense or a higher effective tax rate on our earnings.

We conduct our operations through various subsidiaries in various countries. Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, we may be subject to changing tax laws, regulations and treaties in and between countries in which we operate. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, regulations or treaties, or in the interpretation thereof, or in the valuation of our deferred tax assets, which such events are beyond our control, may result in a materially higher tax expense or a higher effective tax rate on our earnings.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

Our income tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

We may be classified as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders of our common shares.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75 percent of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50 percent of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business but does not include income derived from the performance of services.

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we intend to take the position that, and our counsel Seward & Kissel LLP is of the opinion that, we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets and income to our counsel. While we believe these representations, valuations and projections to be accurate, such representations, valuations and projections may not continue to be accurate. Moreover, we have not sought, and we do not expect to seek, a ruling from the Internal Revenue Service, or IRS, on this matter. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the nature of our operations may change in the future, and if so, we may not be able to avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. holders of our common shares will face adverse U.S. tax consequences. Under the PFIC rules, unless those holders make an election available under the Internal Revenue Code of 1986, as amended, (which election could itself have adverse consequences for such holders, as discussed below under “Tax Considerations—United States Federal Income Taxation of U.S. Holders”), such holders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Tax Considerations—United States Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the United States federal income tax consequences to holders of our common shares if we are treated as a PFIC.

We depend on directors who are associated with affiliated companies, which may create conflicts of interest.

Our principal shareholder is Seadrill. Mr. John Fredriksen, Mrs. Kate Blankenship, and Mr. Paul M. Leand, three of our directors, are also directors of Seadrill and all of our directors serve as directors of other related companies. All of our directors owe fiduciary duties to both us and other related parties, and may have conflicts of interest in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for Seadrill or other related parties than they do for our company. Such potential conflicts of interest may not be resolved in our favor.

Certain of our officers face conflicts in the allocation of their time to our business.

We rely on certain current and former executive officers of Seadrill, who are employed through North Atlantic Management and Seadrill Management, to perform, among other things, Chief Executive Officer and Chief Financial Officer services for our benefit and who are responsible for our day-to-day management, subject to the direction and oversight of our board of directors. Certain executive officers are not required to work full-time on our affairs and also perform services for other companies, including Seadrill. For example, Robert Hingley-Wilson, who will be our Chief Financial Officer effective upon the completion of this offering, also serves as the Chief Accounting Officer and a Senior Vice President for Seadrill These other companies conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to other companies, including Seadrill, which could have a material adverse effect on our business, results of operations and financial condition. See “Management.”

Seadrill and its affiliates may compete with us.

Pursuant to the Cooperation Agreement that we and Seadrill will enter into in connection with the closing of this offering, Seadrill will agree to provide us with a right of first refusal to participate in any business opportunity identified by Seadrill for drilling activities in the North Atlantic Region and we will agree to provide Seadrill with a right of first refusal to participate in any business opportunity identified by us for drilling activities outside of the North Atlantic Region. The Cooperation Agreement, however, contains significant exceptions that may allow Seadrill or any of its affiliates to compete with us, and in certain cases Seadrill has provided Seadrill Partners LLC with the right to purchase any drilling rig in Seadrill’s fleet in the event that any such rig enters into a contract with a term of five years or more, which could restrict our growth prospects. See “Certain Relationships and Related Party Transactions—Cooperation Agreement.”

Risks Relating to Our Common Shares

An active and liquid market for our common shares may not develop or be sustained.

Prior to this offering, our common shares have traded only on the Norwegian OTC List and there has been no established trading market for our common shares in the United States. We have applied to list our common shares on the New York Stock Exchange. Active, liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants. If an active trading market for the common shares does not develop, the price of the common shares may be more volatile and it may be more difficult and time consuming to complete a transaction in the common shares, which could have an adverse effect on the realized price of the common shares. We cannot predict the price at which our common shares will trade.

The price of our common shares may be highly volatile.

The market price of the common shares has fluctuated since the listing on the Norwegian OTC List in February 2011 and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since February 24, 2011, the market price for our common shares, as reported by the Norwegian over-the-counter system, has varied between NOK 60 (approximately $10.75) and NOK 37.25 (approximately $6.85). In addition, following the completion of the Exchange Offer, an additional of our common shares may be available for trading in the U.S. markets. An adverse development in the market price for our common shares could negatively affect our ability to issue new equity to fund our activities.

Following the completion of this offering, Seadrill will continue to control a substantial ownership stake in us and Seadrill’s interests could conflict with interest of our other shareholders.

Following the completion of this offering, Seadrill will own approximately     % of our outstanding common shares. As a result of this substantial ownership interest, Seadrill currently has the ability to exert significant influence over certain actions requiring shareholders’ approval, including, increasing or decreasing the authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. While transactions with Seadrill could benefit us, the interests of Seadrill could at times conflict with the interests of our other shareholders. Conflicts of interest may arise between us and Seadrill or its affiliates, which may result in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.

Seadrill may reduce its ownership interest in us.

During 2013, Seadrill participated in negotiations with a potential strategic partner to reduce its shareholding in us to a minority interest. While those discussions are on hold, we can provide no assurance that Seadrill will not reinitiate those discussions, or negotiate another transaction to reduce its ownership in us. If Seadrill were to reduce its ownership in us to a minority interest, we can provide no assurance that Seadrill would continue to provide support or management services to us, and we can provide no assurance that we would be able to replace Seadrill’s support and services with the support and services of a third party that would be of the same quality or at the same cost.

We are incorporated in Bermuda and it may not be possible for our investors to enforce U.S. judgments against us.

We are incorporated in Bermuda and substantially all of our assets are located outside the U.S. In addition, all of our directors and all but one of our executive officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us or our directors and executive officers, or to enforce a judgment against us for civil liabilities in U.S. courts.

In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us based on those laws.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are a Bermuda exempted company. Our memorandum of association and bye-laws and the Companies Act, 1981 of Bermuda, or the Companies Act, govern our affairs. The Companies Act does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. There is a statutory remedy under Section 111 of the Companies Act which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are eligible for reduced disclosure requirements applicable to emerging growth companies through the effectiveness of the registration statement of which this prospectus forms a part and we cannot be certain if such reduced disclosure requirements will make our common shares less attractive to investors.

We were an “emerging growth company,” as defined in the JOBS Act, at the time we publicly filed our initial registration statement with the SEC, and although we no longer qualify as an emerging growth company, we are eligible for reduced disclosure requirements applicable to emerging growth companies through the effectiveness of the registration statement of which this prospectus forms a part, which permits us to present only two years of audited financial statements and only two years of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus. We cannot predict if investors will find our common shares less attractive because we have relied on the exemption that permits such reduced disclosure. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile. See “Summary—Reduced Disclosure Requirements.”

Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.

Upon completion of this offering, we will be a public company, and as such, we will have significant legal, accounting and other expenses in addition to our initial registration and listing expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from this offering assuming the underwriters’ over-allotment option is not exercised, and approximately $         million if the underwriters’ over-allotment option is exercised in full, in each case after deducting underwriting discounts and commissions and estimated expenses payable by us. These estimates are based on an assumed initial public offering price of $         per share, which is the mid-point of the range on the cover of this prospectus.

We intend to use the net proceeds of this offering for general corporate purposes and working capital. The principal reason for this offering is to increase the number of our U.S. round lot holders to at least 400 to satisfy the initial listing requirements of the New York Stock Exchange.

A $1.00 increase or decrease in the assumed initial public offering price of $         per common share would cause the net proceeds from this offering, after deducting the estimated underwriting discount and commissions and offering expenses payable by us, to increase or decrease, respectively, by approximately $         million. In addition, we may also increase or decrease the number of common shares we are offering. Each increase of 1.0 million common shares offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $         per common share, would increase net proceeds to us from this offering by approximately $         million. Similarly, each decrease of 1.0 million common shares offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $         per common share, would decrease the net proceeds to us from this offering by approximately $         million.

CAPITALIZATION

The following table sets forth our capitalization:

•	on an actual historical basis, as of June 30, 2013;

•

on an adjusted basis, to give effect to (i) the payment of dividends in the aggregate amount of $51.9 million on September 20, 2013; (ii) the issuance of our NOK 1,500 Million Senior Unsecured Bond on October 30, 2013, which was equivalent to approximately $253 million, the net proceeds of which were used to repay the remaining outstanding amount of $169 million under our $335 Million Revolving Credit Facility with Seadrill, and the remaining net proceeds of $80.3 were used to repay in part our $2,000 Million Senior Secured Revolving Credit Facility; and

•

on an as further adjusted basis, to give effect to the issuance of              common shares in this offering at an assumed public offering price of $         per share, which is the mid-point of the expected range set forth on the cover page of this prospectus.

There have been no significant adjustments to our capitalization since June 30, 2013, as so adjusted. The information set forth in the table assumes no exercise of the underwriters’ over-allotment option. You should read this capitalization table together with the section of this prospectus entitled “Selected Consolidated and Combined Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2013
	Actual	As Adjusted	As Further Adjusted
	(in millions of U.S. dollars)
Certain current assets
Cash and cash equivalents	180.3	83.0
Restricted cash	23.1	23.1
Total Cash	203.4	106.1

Debt(1)
$2,000 Million Senior Secured Credit Facility	1,666.7	1,586.4
$500 Million 7.75% Unsecured Bond	500.0	500.0
$335 Million Revolving Credit Facility	214.4	—
$195 Million Related Party Loan	195.0	195.0
NOK 1,500 Bond	—	253.0
Total debt	2,576.1	2,534.4

Shareholders’ equity
Common shares	1,138.1	1,138.1
Additional paid in capital	0.8	0.8
Contributed surplus	834.3	834.3
Contributed deficit	(1,188.4)	(1,188.4)
Accumulated earnings	100.1	48.2
Accumulated other comprehensive loss	(27.5)	(27.5)

Shareholders’ equity	857.4	805.5

Total capitalization	$3,433.5	$3,339.9

(1)	See the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities” for a discussion of security and guarantees.

PER SHARE MARKET PRICE INFORMATION

Our common shares have traded on the Norwegian OTC List since February 24, 2011, the closing of our 2011 Private Placement, under the symbol “NADL.” The closing price of our common shares on the Norwegian OTC was NOK57.10 per share on October 31, 2013, which was equivalent to approximately $9.64 per share based on the Bloomberg Composite Rate of NOK 5.94 to $1.00 in effect on that date.

We have applied to have our common shares listed for trading on the New York Stock Exchange under the symbol “NADL.”

The following tables set forth the high and low prices and the average daily trading volume for our common shares as reported on the Norwegian OTC List for the periods listed below. Share prices are presented in U.S. dollars per common share based on the Bloomberg Composite Rate on each day of measurement. On October 31, 2013, the exchange rate between the Norwegian Kroner and the US. dollar was NOK65.94 to one US. Dollar based on the Bloomberg Composite Rate in effect on that date.

	Norwegian OTC List
	High (U.S. dollars)	Low (U.S. dollars)	Average Daily Trading Volume
Fiscal year ended December 31, 2011*	9.65	6.85	172,547
Fiscal year ended December 31, 2012	10.75	7.40	88,660

*	The high and low prices presented above are during the period from February 24, 2011 through and including December 31, 2011 and the average daily trading volume data presented above is during the period from March 14, 2011 through and including December 31, 2011.

	Norwegian OTC List
	High (U.S. dollars)	Low (U.S. dollars)	Average Daily Trading Volume
Second quarter 2011	9.65	7.95	247,511
Third quarter 2011	8.65	6.85	101,195
Fourth quarter 2011	9.00	6.85	142,285

	Norwegian OTC List
	High (U.S. dollars)	Low (U.S. dollars)	Average Daily Trading Volume
First quarter 2012	10.75	7.45	98,369
Second quarter 2012	9.70	7.40	109,083
Third quarter 2012	9.75	7.80	63,095
Fourth quarter 2012	10.48	9.54	85,435

	Norwegian OTC List
	High (U.S. dollars)	Low (U.S. dollars)	Average Daily Trading Volume
First quarter 2013	10.72	9.04	65,496
Second quarter 2013	9.25	8.29	130,000
Third quarter 2013	10.03	8.23	120,000

	Norwegian OTC List
	High (U.S. dollars)	Low (U.S. dollars)	Average Daily Trading Volume
April 2013	9.25	8.29	86,818
May 2013	9.12	8.63	230,000
June 2013	9.22	8.43	78,110
July 2013	9.90	8.26	78,473
August 2013	10.04	9.01	220,000
September 2013	9.78	9.26	59,149
October 2013	9.80	9.32	110,000

DIVIDEND POLICY

Under our Bye-laws, our board of directors may declare cash dividends or distributions out of retained earnings and contributed surplus and may also pay a fixed cash dividend biannually or on other dates. Our board of directors’ objective is to generate competitive returns for our shareholders. Any dividends declared will be in the sole discretion of the board of directors and will depend upon earnings, restrictions in our debt agreements described later in this prospectus, market prospects, current capital expenditure programs and investment opportunities, the provisions of Bermuda law affecting the payment of distributions to shareholders and other factors. Under Bermuda law, the board of directors has no discretion to declare or pay a dividend if there are reasonable grounds for believing that (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than its liabilities.

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries’ distributing to us their earnings and cash flows.

We have paid the following dividends per share since our inception in the first quarter of 2011 in respect of the periods set forth below:

Second quarter 2013	$0.225
First quarter 2013	$0.225
Fourth quarter 2012	$0.225
Third quarter 2012	$0.225
Second quarter 2012	$0.225
First quarter 2012	$0.225
Fourth quarter 2011	$0.225
Third quarter 2011	$0.200
Second quarter 2011	$0.175

DILUTION

As of June 30, 2013, we had net adjusted tangible book value of $         million, or $         per share. After giving effect to the sale of              common shares at an initial offering price of $         per share, the mid-point of the price range on the cover page of this prospectus, deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the underwriters’ over-allotment option is not exercised, the pro forma net adjusted tangible book value as of June 30, 2013 would have been $         million, or $         per share. This represents an immediate dilution in net tangible book value of $         per share to existing shareholders and an immediate accretion of net adjusted tangible book value of $         per share to new investors. The following table illustrates the pro forma per share accretion and dilution as of June 30, 2013:

Initial public offering price per share	$
Net adjusted tangible book value per share	$
Decrease in net adjusted tangible book value per share attributable to new investors in this offering	$
Pro forma net adjusted tangible book value per share after giving effect to this offering	$
Accretion per share to new investors	$

Net tangible book value per common share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of common shares outstanding. Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net tangible book value per common share after the offering. Accretion per share to new investors would be $         if the underwriters exercised their over-allotment option in full.

The following table summarizes, on a pro forma basis as of June 30, 2013, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing holders of common shares and by you in this offering.

	Pro Forma Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
(Expressed in millions of U.S. dollars, except percentages and per share data)
Existing investors
New investors

Total

SELECTED CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

The following table presents, in each case for the periods and as of the dates indicated, historical selected consolidated and combined carve-out financial and other data. The summary consolidated financial data as of and for the six months ended June 30, 2013 and 2012 have been derived from the unaudited interim consolidated financial statements and related notes thereto included herein, and the consolidated and combined financial data as of and for the for the year ended December 31, 2012 and 2011 have been derived from the audited consolidated and audited combined consolidated carve-out financial statements and related notes thereto included herein.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited interim consolidated financial statements and related notes thereto, the audited consolidated financial statements and audited combined consolidated carve-out financial statements and related notes thereto included elsewhere in this prospectus. Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Seadrill in the periods for which historical financial data are presented on a combined, consolidated carve-out basis below, and such data may not be indicative of our future operating results or financial performance.

(in millions of U.S. dollars except common share and per share data)	Six month period ended June 30,		Year ended December 31,
	2013	2012	2012	2011
			Consolidated	Combined and Consolidated
Statement of Operations Data
Total operating revenues from continuing operations	692.6	500.0	1,044.8	938.0
Net operating income from continuing operations	178.5	200.5	404.1	402.0
Net income from continuing operations	118.6	121.8	181.7	246.7
Earnings per share, basic and diluted—continuing operations(1)	$0.521	$0.570	$0.82	$1.28
Dividends declared per share	$0.450	$0.450	$0.90	$0.38
Weighted average common shares outstanding, in millions	227.6	213.0	220.3	192.5

Balance Sheet Data (at end of period):
Cash and cash equivalents	180.3	107.3	98.4	147.4
Drilling rigs	2,412.3	2,448.4	2,416.2	2,006.8
Newbuildings	263.4	225.3	248.7	572.2
Goodwill	480.6	480.6	480.6	480.6
Total assets	3,828.6	3,835.6	3,938.5	3,607.4
Interest bearing debt (including current portion)	2,576.1	2,493.3	2,452.5	2,626.7
Share capital	1,138.1	1,138.1	1,138.1	988.1
Shareholders’ equity	857.4	822.1	838.1	525.7

Other Financial Data:
Net cash provided by continuing operations	228.9	198.3	254.2	334.6
Net cash used in investing activities from continuing operations	(35.8)	(343.0)	(238.8)	(390.4)
Net cash provided by/(used in) financing activities from continuing operations	(108.7)	106.4	(64.6)	199.6

(1)	Basic and diluted earnings per share has been computed assuming the shares issued to Seadrill upon formation of the Company and as part of consideration for the North Atlantic Restructuring, amounting to 150,003,000 common shares, were outstanding for all periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Consolidated and Combined Financial and Other Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. See “Risk Factors” and “Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. References in this prospectus to common shares are adjusted to reflect the consolidation of our common shares through a one-for-five reverse stock split, which our board of directors made effective as of November 19, 2012.

Our Business

We were formed on February 10, 2011, by Seadrill as a new offshore drilling subsidiary focused on operations in the North Atlantic Region, which includes only the territorial waters and outer continental shelf jurisdiction of Norway, the United Kingdom, Ireland, Denmark, the Netherlands, the east coast of Greenland, Russia (west of the island of Diksonskiy), and all countries within the Baltic Sea and the Gulf of Bothnia. Our drilling rigs are under long-term contracts with major oil companies such as Statoil, ConocoPhillips, Shell, Total and ExxonMobil, and independent oil companies, such as Centrica, with an average remaining term of approximately 2.7 years as of June 30, 2013. While we currently operate exclusively offshore Norway and the United Kingdom, we intend to grow our position in the North Atlantic Region by continuing to provide excellent service to our customers with our modern, technologically advanced harsh environment fleet, together with our approximately 1,597 experienced and skilled employees. We also intend to leverage the relationships, expertise and reputation of Seadrill to re-contract our fleet under long-term contracts and to identify opportunities to expand our fleet through newbuildings and selective acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and we believe that Seadrill, which will own approximately     % of our outstanding common shares following completion of this offering, will be motivated to facilitate our growth because of its significant ownership interest in us.

Our fleet of nine harsh environment offshore drilling rigs consists of four semi-submersibles, one ultra-deepwater drillship, two jack-up rigs, and contracts for the construction of two additional drilling rigs, the West Linus, a jack-up rig with a maximum water depth of 450 feet, and the West Rigel, a sixth generation semi-submersible rig with maximum water depth of 10,000 feet. The West Linus is scheduled to be delivered to us in December 2013, and the West Rigel is scheduled to be delivered to us in the first quarter of 2015. In June 2013, we entered into a combined sale and leaseback arrangement pursuant to which we sold all of the shares of North Atlantic Linus Ltd., our wholly-owned subsidiary that owns the West Linus, to Ship Finance, a related party. The West Linus is currently under construction at Jurong, and upon its scheduled delivery in December 2013, the drilling rig will be chartered back to us on a bareboat charter for a period of 15 years from commencement of its operations. In accordance with U.S. GAAP, we will continue to consolidate SFL Linus Ltd., which is the Ship Finance subsidiary that owns the rig, in our consolidated financial statements. See “Certain Relationships and Related Party Transactions—Sale and Leaseback Agreement with Ship Finance.”

As of June 30, 2013, we had aggregate estimated project costs relating to these two newbuildings of $1,180 million, of which we have paid $263 million. The estimated remaining project costs of $398 million for the construction of the West Linus will be financed through cash we expect to receive from Ship Finance in connection with the combined sale and leaseback of the rig, which closed in June 2013. Ship Finance has secured financing for the purchase price of the West Linus through a combination of cash and debt. We plan to finance the estimated remaining project costs for the construction of the West Rigel in the amount of $519 million with cash flows from operations, borrowings under new credit facilities, and the net proceeds from securities offered in the public and private debt capital markets. Our entry into new credit facilities and access to the public and private debt capital markets are subject to significant conditions, including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we cannot assure you that we will be able to obtain such financing on terms acceptable to us or at all. This offering is not contingent upon our entry into new credit facilities or our accessing other sources of debt. See “Risk Factors” beginning on page 19 for a more complete discussion of risks and uncertainties that should be considered before investing in our common shares.

Our Fleet

The following table sets forth certain information regarding our drilling rigs as of the date of this prospectus:

Drilling Rig	Generation / Type*	Year Built	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Contract
Floaters
Semi-Submersibles
West Phoenix	6th—HE	2008	10,000	30,000	Total
West Venture	5th—HE	2000	2,600	30,000	Statoil
West Alpha	4th—HE	1986	2,000	23,000	ExxonMobil
West Hercules(1)	6th—HE	2008	10,000	35,000	Statoil
West Rigel(2)	6th—HE	Q1 2015(3)	10,000	40,000	N/A
Drillship
West Navigator	Ultra-deepwater—HE	2000	7,500	35,000	Shell/Centrica
Jack-ups
West Epsilon	HD—HE	1993	400	30,000	Statoil
West Elara	HD—HE	2011	450	40,000	Statoil
West Linus(2)(4)	HD—HE	Q4 2013(3)	450	40,000	ConocoPhillips

*	HE—Harsh Environment
HD—Heavy Duty
(1)	The West Hercules is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We subsequently terminated our bareboat agreement with Seadrill and entered into a management agreement with Seadrill, effective from November 1, 2013, pursuant to which we will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. On the same date we entered into an agreement with Seadrill, which is currently subject to Statoil’s consent, to transfer the Statoil drilling contract from us to Seadrill effective from November 1, 2013. See “Certain Relationships and Related Party Transactions—Operation and Management of the West Hercules.”
(2)	Rig under construction.
(3)	Expected delivery.
(4)	Pursuant to a sale and leaseback agreement, we have sold all of the shares of North Atlantic Linus Ltd., our wholly-owned subsidiary that owned the West Linus, to Ship Finance. The rig will be chartered back to us on a bareboat charter upon its delivery from the shipyard, for a period of 15 years from commencement of its operations.

General Industry Trends and Outlook

We believe that recent oil and gas discoveries together with declining rates for existing fields will increase demand for additional drilling capacity in the Norwegian market as well as the wider North Atlantic Region. A significant percentage of the drilling rigs currently operating offshore Norway were built in the 1970s, and, with an economic lifespan of approximately 30 years, will need to be replaced with newer rigs over the next several years. In addition, growth in the harsh environment drilling market is also supported by oil and gas discoveries in the Barents Sea, the North Sea and offshore Arctic Russia. Oil companies continue to show interest for additional drilling rigs and ultra-large, high specification harsh environment jack-ups, similar to the West Elara and the West Linus, that satisfy more stringent drilling requirements and simultaneously host production equipment. However, this is a relatively small and specialized market. The Northern Atlantic area harsh environment drilling market is fragmented with several offshore drilling companies and a small number of drilling rigs. In Norway, no offshore drilling company has more than seven rigs in operation.

North Atlantic Restructuring

On February 17, 2011, we entered into an agreement with Seadrill to acquire six harsh environment drilling rigs, including all relevant contracts, spares, stores and offshore personnel related to the rigs, which we refer to as the North Atlantic Restructuring. The North Atlantic Restructuring closed on March 31, 2011, and our business is a direct continuation of the North Atlantic business of our parent, Seadrill. We did not engage in any business or other activities prior to the North Atlantic Restructuring except in connection with our formation. The North Atlantic Restructuring was limited to entities that were under the control of Seadrill and its affiliates, and, as such, the North Atlantic Restructuring was accounted for as a transaction between entities under common control. As a result, prior to April 1, 2011, our results of operations, cash flows, and balance sheet have been carved out of the consolidated financial statements of Seadrill and therefore presented on a combined consolidated carve-out basis in our financial statements. The combined consolidated entities’ historical financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to drilling rigs transferred to us from Seadrill. The consolidated and combined financial information has been prepared in accordance with U.S. GAAP, and are in U.S. dollars. References to the “combined consolidated entities” or to the “NADL Businesses” are to the subsidiaries of Seadrill that had interests in the drilling rigs in our initial fleet prior to April 1, 2011.

Combined Consolidated Carve-out Financial Statements and Consolidated Financial Statements

Pre-April 1, 2011: Combined Consolidated Carve-out Financial Statements

Prior to April 1, 2011, the results of operations, cash flows, and balance sheet have been carved out of the consolidated financial statements of Seadrill and are therefore presented on a combined consolidated carve-out basis. The NADL Businesses’ historical financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the NADL Businesses’ rig-owning and operating subsidiaries transferred to us, which are listed in Note 5 to the combined consolidated carve-out financial statements.

The combined consolidated carve-out financial statements include allocations of expenses from Seadrill and reflect assumptions and allocations of expenses incurred by Seadrill. Management believes the assumptions and allocations have been determined on a basis that we and Seadrill consider to be a reasonable reflection of the utilization of services provided or the benefit received by the NADL Businesses during the periods presented. The actual basis of allocation for each item is as follows:

•	Debt specific to each drilling rig has been assigned to the NADL Businesses based on actual debt agreements, as these are readily separable and identifiable within the books of Seadrill.

•

There are loan facilities relating to the West Phoenix which were secured by one drilling rig which forms part of the NADL Businesses’ fleet. However, the facility previously included the debt relating to one other drilling rig, the West Eminence, which was not transferred to us. Accordingly, prior to the repayment of the West Phoenix’s drilling rig’s share of the loan facility in April 2011 by us, our share of interest expense, deferred finance fees and related balances were carved-out based on the relative settlement values at the date of settlement of the loan pertaining to the West Phoenix.

•

The NADL Businesses also benefited from Seadrill’s general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill group, a portion of the interest cost of this debt has been included in the combined consolidated carve-out financial statements, based upon the relative fair value of the NADL Businesses’ drilling rigs at December 31, 2011 in proportion to the fair value of Seadrill’s drilling rigs (including the NADL Businesses’ drilling rigs).

•

Drilling rig operating expenses, which include drilling rig management fees for the provision of technical and commercial management of drilling rigs that cannot be attributed to specific drilling rigs, have been allocated to the NADL Businesses based on intercompany charges from Seadrill.

•

Administrative expenses (including stock-based compensation, which is described further below) of Seadrill that cannot be attributed to specific drilling rigs and for which the NADL Businesses is deemed to have received the benefit have been allocated to the NADL Businesses based on intercompany charges from Seadrill.

•

Drilling rig operating and administrative expenses include an allocation of Seadrill’s defined benefit and defined contribution pension scheme costs. Seadrill operates two defined benefit pension plans. The defined pension plans are operated by both Seadrill Offshore AS and Seadrill Management. For the scheme operated by Seadrill Offshore AS, the assets and liabilities of the scheme, in addition to the period cost, have been included in the combined consolidated carve-out financial statements as the pension assets and liabilities are specifically identifiable to employees that were transferred to us. For the defined benefit scheme operated by Seadrill Management, the NADL Businesses treated these schemes as multiemployer scheme operated by Seadrill and included only period costs allocated from Seadrill during the periods presented, on the basis of actual costs invoiced.

•

Administrative expenses include a portion of Seadrill’s stock-based compensation costs in respect of options awarded to certain employees and directors of Seadrill, whose employment or service cannot be specifically attributed to any specific rig. Therefore, it is considered that the NADL Businesses, as a part of Seadrill, received benefit from their services, and so should recognize a share of the respective cost. Accordingly, stock-based compensation costs have been included based on intercompany invoices received during the period reflecting the time spent by these employees on matters related to us.

•

Other financial items include an allocation of Seadrill’s mark-to-market adjustments for interest rate swaps, which have been allocated on the basis of the NADL Businesses’ proportion of Seadrill’s floating rate debt.

Seadrill uses a centralized cash management system. Whether cash settled for the periods presented, all allocated costs and expenses have been deemed to have been paid by the NADL Businesses to Seadrill in the year in which the costs were incurred.

The financial position, results of operations and cash flows of the NADL Businesses may differ from those that would have been achieved had the NADL Businesses operated autonomously as a publicly traded entity for all periods presented, because the NADL Businesses may have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity.

In connection with the North Atlantic Restructuring, we purchased only certain of the assets and liabilities of the relevant legal entities, while other assets and operations remained with Seadrill and certain of its subsidiaries, pursuant to the acquisition agreement dated February 17, 2011. All assets, liabilities and operations in the NADL Businesses structure that were not contributed by Seadrill to us are presented as discontinued operations in the combined consolidated carve-out financial statements and in note 3 thereto.

Post March 31, 2011: Consolidated Financial Statements

Beginning April 1, 2011, our financial statements as a separate legal entity are presented on a consolidated basis. The consolidated financial statements include our assets and liabilities. All intercompany balances and transactions have been eliminated on consolidation.

Critical Accounting Estimates

The preparation of the consolidated and combined consolidated carve-out financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. Basis of preparation and significant accounting policies are discussed in Note 1 (General Information and Basis of Presentation), and Note 2 (Accounting Policies), of the notes to our consolidated and combined consolidated carve-out financial statements appearing elsewhere in this prospectus. We believe that the following are the critical accounting estimates used in the preparation of the consolidated and combined consolidated carve-out financial statements. In addition, there are other items within the combined consolidated carve-out financial statements that require estimation.

Drilling Rigs

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our drilling rigs, when new, is approximately 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life, are capitalized and depreciated over the remaining life of the asset.

We determine the carrying value of these assets based on policies that incorporate our estimates, assumptions and judgments relative to the carrying value, remaining useful lives and residual values. The assumptions and judgments we use in determining the estimated useful lives of our drilling rigs reflect both historical experience and expectations regarding future operations, utilization and performance. The use of different estimates, assumptions and judgments in establishing estimated useful lives could result in materially different net book values of our drilling rigs and results of operations.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling rigs as and when certain events occur which directly impact our assessment of their remaining useful lives and include changes in operating condition, functional capability and market and economic factors.

The carrying values of our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In general, impairment analyses are based on expected costs, utilization and daily rates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets, and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, daily rates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations.

Income Taxes

We are a Bermuda company. Currently, we are not required to pay taxes in Bermuda on ordinary income or capital gains. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year as our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuates.

The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amount, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are sustainable and on estimates of taxes that will ultimately be due. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as of the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling rigs are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances.

Contingencies

We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingency reserves relate primarily to litigation, indemnities and potential income and other tax assessments (see also “Income Taxes” above). Revisions to contingency reserves are reflected in income in the period in which different facts or information become known, or circumstances change, that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingencies are based upon our assumptions and estimates regarding the probable outcome of the matter and include our costs to defend any action. In situations where we expect insurance proceeds to offset contingent liabilities, we record a receivable for all probable recoveries until the net loss is zero. We recognize contingent gains when the contingency is resolved and the gain has been realized. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated contingencies, revisions to the estimated contingency amounts would be required and would be recognized in the period when the new information becomes known.

Derivative Instruments

We use derivative financial instruments to reduce interest rate risks. The combined consolidated carve-out statements of operations includes an allocation of Seadrill’s derivatives’ gains and losses related to mark-to-market adjustments on floating to fixed interest rate swaps on the basis of the NADL Businesses’ proportion of

Seadrill’s floating rate debt. It is also necessary to use judgment in estimating the value of the interest rate swap derivatives forming the basis of the mark-to-market adjustment. If different assumptions had been made, the amounts allocated to the statement of operations would have been different.

We do not use hedge accounting for these instruments.

Goodwill

We allocate the purchase price of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being capitalized as goodwill. Goodwill is tested for impairment at least annually at the reporting unit level, which is defined as an operating segment, or a component one level below an operating segment, that constitutes a business for which financial information is available and is regularly reviewed by management. We have one reporting unit. The goodwill impairment test requires us to compare the fair value of our reporting unit to its carrying value. In the event that the fair value is less than carrying value, we must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge.

In September 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance relative to the test for goodwill impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. We have decided to early adopt this new guidance. Qualitative factors considered include macroeconomic conditions, industry and marked considerations, cost factors, our market capitalization and other relevant entity-specific events. For the years ended December 31, 2012 and 2011, we concluded it was not necessary to perform the two step goodwill impairment test.

For the years ended December 31, 2012 and 2011, no impairments have resulted from our analysis.

Factors Affecting our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position include:

•	the number and availability of our drilling rigs;

•	the dayrates of our drilling rigs;

•	the daily operating expenses of our drilling rigs;

•	utilization for our drilling rigs;

•	administrative expenses;

•	interest and other financial items; and

•	tax expenses.

Revenues

In general, each of our drilling rigs is contracted for a period of time to an oil and gas company to provide offshore drilling services at an agreed daily rate. A rig will be stacked if it has no contract in place. Market daily rates have historically varied from approximately $50,000 per day to more than $650,000 per day, depending on the type of drilling rig and its capabilities, operating expenses, taxes and other factors. An important factor in determining the level of revenue is the technical utilization of the drilling rig. To the extent that our operations are interrupted due to equipment breakdown or operational failures, we do not generally receive daily rate compensation for the period of the interruption. Furthermore, our daily rates can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, maintenance, force majeure or requested suspension of services by the client and other operating factors.

The terms and conditions of the contracts allow for compensation when factors beyond our control, including weather conditions, influence the drilling operations and, in some cases, for compensation when we perform planned maintenance activities. In general, we are entitled to cost escalation to compensate for industry specific cost increases as reflected in publicly available cost indices.

In addition to contracted daily revenue, customers may pay mobilization and demobilization fees for rigs before and after their drilling assignments, and may also pay reimbursement of costs incurred by us at their request for additional supplies, personnel and other services, not covered by the contractual daily rate.

Expenses

Our expenses consist primarily of rig operating expenses, reimbursable expenses, depreciation and amortization, general and administrative expenses, interest and other financial expenses and tax expenses.

Rig operating expenses are related to the drilling rigs we have either in operation or stacked and include the remuneration of offshore crews and onshore rig supervision staff, as well as expenses for repairs and maintenance. Reimbursable expenses are incurred at the request of customers, and include provision of supplies, personnel and other services. Depreciation and amortization costs are based on the historical cost of our drilling rigs and other equipment. Administrative expenses include the costs of offices in various locations, as well as the remuneration and other compensation of the directors and employees engaged in the management and administration of us.

Our interest expenses depend on the overall level of debt and prevailing interest rates. However, these expenses may be reduced as a consequence of capitalization of interest expenses relating to drilling rigs under construction. Other financial items include various mark-to-market adjustments to the value of our interest rate and forward currency swap agreements.

Tax expenses reflect payable and deferred taxes related to our rig owning and operating activities and may vary depending on jurisdictions and contractual arrangements. In most cases the calculation of tax is based on net income.

Results of Operations

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

The following table sets forth our operating results for the six months ended June 30, 2013 and June 30, 2012.

(In millions of U.S. dollars)	Six Months ended June 30, 2013	Six Months ended June 30, 2012
Total operating revenues	692.6	500.0
Total operating expenses	514.1	299.5

Operating income	178.5	200.5
Interest expense	(40.1)	(42.0)
Other financial items	(4.4)	(19.7)

Income before taxes	134.0	138.8
Income taxes	(15.4)	(17.0)

Net income from continuing operations	118.6	121.8
Net income from discontinued operations	—	—
Net income	118.6	121.8

Total operating revenues

The following table sets forth our total operating revenues for the six months ended June 30, 2012 and June 30, 2011.

(In millions of U.S. dollars)	Six months ended June 30, 2013	Six months ended June 30, 2012	Increase
Total operating revenues	692.6	500.0	38.5%

Total operating revenues for the six months ended June 30, 2013 were $692.6 million compared to $500.0 million for the six months ended June 30, 2012. Total operating revenues are predominantly contract revenues with additional reimbursable and other revenue. The increase of $192.6 million is related to a $111 million increase in reimbursable revenue as a result of winterization work on the West Hercules, the commencement of operations of the West Hercules in January 2013 which resulted in a $68 million increase in operating revenue and $38 million of incremental revenue related to a full quarter of operations from the West Elara in the six months ended June 30, 2013 compared to four months of operations during the six months ended June 30, 2012, offset by operational downtime and a scheduled yard stay for five year class work on the West Phoenix which resulted in a decrease of $30 million in operating revenue.

Total operating expenses

The following table sets forth our total operating expenses for the six months ended June 30, 2013 and June 30, 2012.

(In millions of U.S. dollars)	Six months ended June 30, 2013	Six months ended June 30, 2012	Increase
Total operating expenses	514.1	299.5	71.7%

Total operating expenses for the six months ended June 30, 2013 was $514.1 million compared to $299.5 million for the six months ended June 30, 2012.

Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, general and administrative expenses and reimbursable expenses. Vessel and rig operating expenses for the six months ended June 30, 2013 was $261.4 million compared to $171.0 million for the six months ended June 30, 2012. The increase was related to the commencement of operations of the West Hercules in January 2013 which caused a $74 million increase, plus $18 million of incremental costs related to a full quarter of operations from the West Elara for the six months ended June 30, 2013 compared to four months of operations for the six months ended June 30, 2012. Depreciation and amortization for the six months ended June 30, 2013 was $88.8 million compared to $78.6 million for the six months ended June 30, 2012. The increase was due to the commencement of operations of the West Hercules and two additional months of depreciation on the West Elara. General and administrative expenses for the six months ended June 30, 2013 was $31.7 million compared to $21.5 million for the six months ended June 30, 2012. The increase primarily relates to an increase in corporate overhead allocation related to the upgrading of information systems and technology and costs related to options. Reimbursable expenses for the six months ended June 30, 2013 were $132.2 million compared to $28.4 million for the six months ended June 30, 2012. The increase relates to the winterization work on the West Hercules.

Interest expense

Interest expense for the six months ended June 30, 2013 was $40.1 million compared to $42.0 million for the six months ended June 30, 2012. The decrease of $1.9 million is related to a lower average LIBOR during the period, and lower average debt levels.

Other financial items

Other financial items reported in the income statement include the following items:

(In millions of U.S. dollars)	Six months ended June 30, 2013	Six months ended June 30, 2012
(Loss)/Gain on derivative financial instruments	3.1	(15.1)
Foreign exchange loss	(2.4)	(4.3)
Other financial items	(5.1)	(0.3)

Total other financial items	(4.4)	(19.7)

We entered into interest rate swaps and forward exchange contracts, none of which are accounted for as hedges, to manage interest rate and foreign currency risk. During the six months ended June 30, 2013, recognized gain from derivative financial instruments was $3.1 million compared to a loss of $15.1 million for the six months ended June 30, 2012. These losses were primarily due to adjustments for the fair market value of these derivative financial instruments.

Income taxes

Income tax expense was $15.4 million for the six months ended June 30, 2013 compared to $17.0 million for the six months ended June 30, 2012. Our effective tax rate was approximately 11.5% for the six months ended June 30, 2013, as compared to 12.3% for the six months ended June 30, 2012.

Significant amounts of income and costs are reported in nontaxable jurisdictions, such as Bermuda. Our drilling rig operations are normally carried out in taxable jurisdictions. In the tax jurisdictions where we operate, the corporate tax rate has ranged from 16% to 30% for earned income. Currently, the corporate tax rate for Norway is 28% for earned income, and for the United Kingdom it is 28%. Further, losses in one tax jurisdiction may not be offset against taxable income in other jurisdictions. Accordingly, the effective tax rate may differ from period to period depending on the level of activity in and the combination of the tax jurisdictions in which we conduct our operations and the level of income and expenses reported in nontaxable jurisdictions.

Year ended December 31, 2012, compared to the year ended December 31, 2011

The following table sets forth our operating results for the year ended December 31, 2012 and 2011.

(In millions of U.S. dollars)	Year ended December 31, 2012	Year ended December 31, 2011
Total operating revenues	1,044.8	938.0
Total operating expenses	640.7	536.0

Operating income	404.1	402.0
Interest expense	(83.9)	(77.6)
Other financial items	(28.9)	(38.2)

Income before taxes	291.3	286.2
Income taxes	(109.6)	(39.5)

Net income from continuing operations	181.7	246.7
Net income from discontinued operations	—	3.2
Net income	181.7	249.9

Total operating revenues

The following table sets forth our total operating revenues for the year ended December 31, 2012 and 2011.

(In millions of U.S. dollars)	Year ended December 31, 2012	Year ended December 31, 2011	Increase
Total operating revenues	1,044.8	938.0	11%

Total operating revenues for the year ended December 31, 2012 was $1,044.8 million compared to $938.0 million for the year ended December 31, 2011. Total operating revenues are predominantly contract revenues with additional, relatively small amounts of reimbursable and other revenue. The increase in total operating revenues is primarily due to the West Elara commencing operations in March 2012, which resulted in an increase in operating revenue of $132.1 million.

Total operating expenses

The following table sets forth our total operating expenses for the year ended December 31, 2012 and 2011.

(In millions of U.S. dollars)	Year ended December 31, 2012	Year ended December 31, 2011	Increase
Total operating expenses	640.7	536.0	20%

Total operating expenses for the year ended December 31, 2012 was $640.7 million compared to $536.0 million for the year ended December 31, 2011. The increase in operating expenses was due to the delivery of the West Elara, which commenced operations in March 2012 and accounted for an increase in operating expenses of $81.4 million. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, general and administrative expenses and reimbursable expenses. Vessel and rig operating expenses for the year ended December 31, 2012 was $345.6 million compared to $329.9 million for the year ended December 31, 2011. Depreciation and amortization for the year ended December 31, 2012 was $162.8 million compared to $140.7 million for the year ended December 31, 2011. General and administrative expenses for the year ended December 31, 2012 was $50.0 million compared to $35.4 million for the year ended December 31, 2011. The increase was primarily due to an increased number of onshore personnel required after we became a stand alone company. Reimbursable expenses for the year ended December 31, 2012 was $82.2 million compared to $30.0 million for the year ended December 31, 2011. The increase was due to an increased level of variation order requests managed on behalf of our customers in accordance with the terms of our drilling contracts.

Interest expense

Interest expense for the year ended December 31, 2012 was $83.9 million compared to $77.6 million for the year ended December 31, 2011. The increase was primarily due to an overall increase in interest bearing debt.

Other financial items

Other financial items reported in the income statement include the following items:

(In millions of U.S. dollars)	Year ended December 31, 2012	Year ended December 31, 2011
Interest income	0.6	6.8
Loss on derivative financial instruments	(17.5)	(47.7)
Foreign exchange (loss)/gain	(12.0)	3.3
Other financial items	0.0	(0.6)

Total other financial items	(28.9)	(38.2)

During the period from May 2011 through December 2012, we entered into interest rate swaps and forward exchange contracts, none of which are accounted for as hedges. During the year ended December 31, 2012, the recognized loss from derivative financial instruments was $17.5 million compared to a loss of $47.7 million for the year ended December 31, 2011. These losses were primarily due to adjustments for the fair market value of these derivative financial instruments. Foreign exchange losses of $12.0 million for the year ended December 31, 2012 were primarily due to taxes payable in Norway after the Norwegian Kroner strengthened against the U.S. dollar.

Income taxes

Income tax expense was $109.6 million for the year ended December 31, 2012 compared to $39.5 million for the year ended December 31, 2011. Our effective tax rate was approximately 37.6% for the year ended December 31, 2012, as compared to 13.8% for the year ended December 31, 2011.

The increased effective tax rate for 2012 was primarily related to the uncertain tax position recognized in 2012 as discussed in Note 6 to our consolidated and combined consolidated carve-out financial statements.

Significant amounts of income and costs are reported in nontaxable jurisdictions, such as Bermuda. Our drilling rig operations are normally carried out in taxable jurisdictions. In the tax jurisdictions where we operate, the corporate tax rate has ranged from 16% to 30% for earned income. Currently, the corporate tax rate for Norway is 28% for earned income, and for the United Kingdom it is 24%. Further, losses in one tax jurisdiction may not be offset against taxable income in other jurisdictions. Accordingly, the effective tax rate may differ from period to period depending on the level of activity in and mix of each of the tax jurisdictions in which we conducted our operations and the level of income and expenses reported in nontaxable jurisdictions.

Liquidity and Capital Resources

We operate in a capital intensive industry and we have historically financed the purchase of drilling rigs and other capital expenditures through a combination of borrowings from commercial banks, proceeds from the issuance of bonds, cash generated from operations and equity capital. Our liquidity requirements relate to servicing debt and funding investments, funding working capital and the payment of dividends. Most of our contract and other revenues are received monthly in arrears, and most of our operating costs are paid on a monthly basis.

Our funding and treasury activities are conducted within corporate policies to maximize returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held mainly in U.S. dollars, with the addition of short term deposits in Norwegian Kroner, Euros, and Pounds Sterling.

Our short-term liquidity requirements relate to servicing debt and funding working capital requirements, including required payments under the management agreements and administrative services agreements with North Atlantic Management, Seadrill Management and other unrelated and related third parties. Sources of short-term liquidity include cash balances, available amounts under revolving credit facilities and receipts from our drilling contracts.

Our long-term liquidity includes funding the payment of our newbuilding commitments and the repayment of outstanding long-term debt.

Newbuilding Commitments

The West Linus, a harsh environment jack-up rig, has a contract price of $450 million, with an estimated total project cost of $530 million, of which we have paid $132 million as of June 30, 2013. The West Rigel, a harsh environment semi-submersible, has a contract price of $568 million, with an estimated total project cost of

$650 million, of which we have paid $131 million as of June 30, 2013. The West Linus is scheduled to be delivered to us in the fourth quarter of 2013, and the West Rigel is scheduled to be delivered to us in the first quarter of 2015. In June 2013, we entered into a combined sale and leaseback arrangement pursuant to which we sold all of the shares of North Atlantic Linus Ltd., our wholly-owned subsidiary that owns the West Linus, to Ship Finance. The West Linus is currently under construction at Jurong and, upon its scheduled delivery in December 2013, the drilling rig will be chartered back to us on a bareboat charter for a period of 15 years from commencement of its operations. According to the terms of the sale and purchase agreement with Ship Finance, we are responsible for paying the final yard installment plus other project costs and variation orders which will be financed through cash we expect to receive from Ship Finance in connection with the combined sale and leaseback of the rig. Ship Finance has secured financing for the purchase price of the West Linus through a combination of cash and debt. In accordance with U.S. GAAP, we will continue to consolidate SFL Linus Ltd., which is the Ship Finance subsidiary that owns the rig, in our consolidated financial statements. See “Certain Relationships and Related Party Transactions—Sale and Leaseback Agreement with Ship Finance.”

Operating Lease Commitments

Operating lease commitments at June 30, 2013 are summarized in the table below:

(In millions of U.S. dollars)	2013	2014	2015	2016	2017	2018 and thereafter
West Hercules lease payments	41.6	83.2	83.7	83.7	7.1	—
Leased premises	2.5	4.9	4.7	4.7	4.8	14.3
Total	44.1	88.1	88.4	88.4	11.9	14.3

As of June 30, 2013, we had a commitment for future lease payments related to the West Hercules operating lease with Seadrill. The lease commenced in January 2013 with a four year term. However, we have subsequently entered into a management agreement with Seadrill, effective from November 1, 2013, which replaced this operating lease agreement, pursuant to which we will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil, but we will no longer have any related future lease commitments. See “Certain Relationships and Related Party Transactions—Operation and Management of the West Hercules.”

Our Borrowing Activities

Debt Facilities	Amounts Outstanding at
(In millions of U.S. dollars)	June 30, 2013	December 31, 2012
$2,000 Million Senior Secured Credit Facility	1,666.7	1,750.0
$500 Million 7.75% Unsecured Bond due 2018	500.0	500.0
$335 Million Revolving Credit Facility	214.4	175.0
$27.5 Million Shareholder Loan	—	27.5
$195 Million Related Party Loan	195.0	—

Total interest bearing debt	2,576.1	2,452.5

As of June 30, 2013 and December 31, 2012, we had $121 million and $25 million, respectively, available for draw down under our credit facilities.

$2,000 Million Senior Secured Credit Facility

On April 15, 2011, we entered into a $2,000 million senior secured credit facility with a syndicate of banks to refinance the existing debt related to three semi-submersible drilling rigs, the West Alpha, the West Phoenix, and the West Venture, two harsh environment jack-up rigs, the West Elara and the West Epsilon, and one drillship, the West Navigator, or the Acquired Vessels, which are mortgaged as collateral under this facility. This facility is comprised of a revolving facility in the amount of $1,000 million and a term loan facility in the amount of $1,000 million. This facility bears interest at LIBOR plus a margin of 2.0% per annum, and is repayable over a term of six years. As of June 30, 2013 and December 31, 2012, the outstanding balance of this facility was $1,666.7 million and $1,750.0 million, respectively.

$500 Million 7.75% Unsecured Bond due 2018

In April 2011, we issued a $500 million callable senior unsecured bond to Seadrill to partly finance the acquisition of the Acquired Vessels. The bond bears interest at a rate of 7.75% per annum, payable semi-annually in arrears, and matures in full on March 31, 2018. On December 20, 2012, Seadrill sold this bond to Metrogas Holdings Inc, or Metrogas, a party related to us, with a call option to repurchase the bond in full at a price equal to par plus unpaid accrued interest on the date of repurchase. On May 31, 2013, Seadrill exercised the option to repurchase the bond from Metrogas. As of June 30, 2013, the outstanding balance on the bond was $500 million, and was held entirely by Seadrill.

$335 Million Revolving Credit Facility

On March 30, 2012, we entered into a $200 million unsecured revolving credit facility with Seadrill, which was increased to $335 million as of June 28, 2013. This facility bears interest at LIBOR plus a margin of 3.0% and matures in January 2015. As of June 30, 2013 and December 31, 2012, the outstanding balance on this facility was $214.4 million and $175 million, respectively. This loan was repaid in full in October 2013 with a portion of the proceeds of our NOK 1,500 senior unsecured bond issue.

$195 Million Related Party Loan

On June 28, 2013, our variable interest entity, SFL Linus Ltd., entered into a $195 million unsecured loan from Ship Finance to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The loan does not bear interest, however, Ship Finance reserves the right to charge interest once the rig is delivered from the shipyard. The proceeds of this loan will be used to finance the acquisition of the West Linus. The loan is presented as long term debt to related parties on our balance sheet at June 30, 2013.

$27.5 Million Shareholder Loan

On December 1, 2012, we entered into a $27.5 million unsecured loan facility with Seadrill. As of June 30, 2013, we have fully repaid this loan.

NOK 1,500 Million Senior Unsecured Bond

On October 30, 2013, we successfully completed a NOK 1,500 million senior unsecured bond issue, which was equivalent to approximately $253 million, with maturity in October 2018. The bonds bear interest at 3-months NIBOR plus a margin of 4.40%. The net proceeds were used to repay the remaining outstanding amount of $169 million under our $335 Million Revolving Credit Facility with Seadrill, and the remaining proceeds were used to repay in part our $2,000 Million Senior Secured Revolving Credit Facility. An application will be made for the bonds to be listed on the Oslo Stock Exchange.

$475 Million Credit Facility

In June 2013, we entered into a sale and leaseback agreement for the West Linus with SFL Linus Ltd, a subsidiary of Ship Finance which we consolidate as a VIE. In October 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd will not be able to draw down on the loan until it has taken delivery of the rig which is expected to occur in December 2013. The facility will bear interest at LIBOR plus 2.75% per annum and is repayable over a term of five years with a balloon of US$192 million payable at the maturity date. SFL Linus entered into interest rate swap agreements in July 2013 in order to mitigate exposure to variability in cash flows for future interest payments on this loan. These swaps have an aggregate notional amount of $245.5 million with fixed interest rates between 1.8% and 2.0% with a term ranging between December 2013 and December 2018.

Covenants

Our credit facilities generally contain financial covenants. The main financial covenants contained in our existing credit facilities are as follows:

•	Minimum liquidity requirement, which requires us to maintain cash and cash equivalents of at least $75 million.

•	Minimum interest coverage ratio requirement, which requires us to maintain a ratio of EBITDA (described below) to interest expense of at least 3:1.

•

Current ratio requirement, which requires us to maintain a ratio of current assets (excluding, among other things, minimum cash), to current liabilities (excluding the current portion of our long term debt) of at least 1:1.

•

Equity ratio requirement, which requires us to maintain a ratio of total equity to total assets of at least 25% throughout 2011 and 30% thereafter. Both equity and total assets are adjusted for the difference between book value and market values of drilling rigs.

•

Leverage ratio requirement, which requires us to maintain a ratio of net debt to EBITDA (described below) of no greater than 5:1 until and including the fourth quarter of 2014, and not to exceed 4.5:1 thereafter. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

The main financial covenants contained in our 7.75% Unsecured Bond are as follows:

•

Equity ratio requirement, which requires us to maintain a ratio of total equity to total assets of at least 25%. Both equity and total assets are adjusted for the difference between book value and market values of drilling rigs.

•	Minimum liquidity requirement, which requires us to maintain cash and cash equivalents of at least $50 million.

The main financial covenants contained in our NOK 1,500 Million Senior Unsecured Bond are as follows:

•

Equity ratio requirement, which requires us to maintain a ratio of total equity to total assets of at least 30%. Both equity and total assets are adjusted for the difference between book value and market values of drilling rigs.

•	Minimum liquidity requirement, which requires us to maintain cash and cash equivalents of at least $75 million.

Our credit facilities and bonds also contain customary restrictive covenants which may limit, among other things, our ability to:

•	incur additional indebtedness;

•	sell the mortgaged drilling rig, if applicable;

•	make additional investments or acquisitions;

•	pay dividends if there is an event of default or the aggregate amount of such dividends are more than 50% of the Company’s EBITDA (described below); and

•	effect a change of control in the Company.

A failure to comply with the covenants in our loan agreements could result in a default under those agreements and under other debt agreements containing cross-defaults provisions.

Our $2,000 Million Senior Secured Credit Facility is secured by:

•	Guarantees from the drilling rig owning subsidiaries and intra-group charterers (guarantors);

•	A first priority share charge over all of the shares issued by each of the guarantors;

•	A first priority mortgage in all collateral drilling rigs and any deed of covenant or general assignment thereto;

•	A first priority assignment of the earnings which arise out of the use of or operation of any of the collateral drilling rigs;

•	A first priority assignment of the bareboat charter contracts for the collateral drilling rigs;

•	A security interest in the earnings accounts; and

•	A first priority assignment of all of the insurance policies and contracts of insurance in respect of the collateral drilling rigs.

EBITDA means our earnings before interest expenses, taxes, depreciation and amortization on a consolidated basis for the previous year, subject to certain adjustments.

Additionally, we are a “restricted subsidiary” under the indenture relating to Seadrill’s $1,000 million 5 5/8% Senior Notes due 2017 and $500 million 6 1/8% Senior Notes due 2020. While we are not a guarantor of the notes or a party to the indentures thereto, Seadrill has agreed to cause us to comport with the restrictions on “restricted subsidiaries” contained in the indenture. Accordingly, Seadrill may use its influence over us to restrict our ability, among other things, to incur additional debt, pay dividends or issue guarantees, if Seadrill is required to do so under the terms of the indenture for the notes.

As of June 30, 2013 and December 31, 2012, we were in compliance with all of the covenants under our debt agreements.

Our preliminary unaudited balance sheet and income statement for the year ended December 31, 2011, which was provided to our lenders on February 29, 2012, showed that we were in compliance with the related covenants in our debt agreements. However, we subsequently recorded an uncertain tax provision of $63 million related to a legal case described in Note 6 to our consolidated and combined consolidated carve-out financial statements for the years ended December 31, 2012 and 2011 that caused the current ratio, according to the adjusted financial statements for the year ended December 31, 2011, to be lower than 1:1, which constituted a temporary period of non-compliance relating to the $2,000 million senior secured credit facility. We informed our lenders of this prior to the release of our audited financial statements, and on April 27, 2012, we received a letter from our lenders stating that they had concluded, based on advice from their legal counsel, that the temporary period of non-compliance did not constitute an event of default because it was not continuing on the basis that it had been remedied in the first quarter of 2012 by (i) receiving $150 million in cash in connection with a share issuance, (ii) converting $150 million of debt to equity, which resulted in a share issuance to Seadrill, and (iii) establishing a $200 million revolving facility with Seadrill.

In addition to bank financing, we continually monitor equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.

Our Equity Activities

On February 11, 2011, we issued 3,000 common shares to Seadrill in connection with our formation.

On February 16, 2011, we issued 50,000,000 common shares in a private transaction exempt from registration under the Securities Act.

In March, 2011, we issued 150,000,000 common shares to Seadrill in connection with the closing of the North Atlantic Restructuring, in a private transaction exempt from registration under the Securities Act.

In March 2012, we issued 30,000,000 common shares in a private transaction exempt from registration under the Securities Act, of which Seadrill purchased 15,000,000 common shares.

In July 2011 and September 2011, we repurchased an aggregate of 2,373,823 common shares, which are held as treasury shares, at an average price of $7.35 per share based on the Bloomberg Composite Rate of NOK5.94 per $1.00 on October 31, 2013.

On November 19, 2012, we effected a consolidation of our common shares through a one-for-five reverse stock split. The repurchased shares are held by us as treasury shares. Following this reverse stock split we have 230,003,000 shares outstanding and 2,373,863 treasury shares, which includes 40 shares that were repurchased by us in lieu of issuing fractional shares. See “Description of Capital Stock.”

Concurrently with this offering, we will offer to exchange the unregistered common shares previously issued in the 2011 Private Placement and the March 2012 Private Placement, other than common shares owned by Seadrill or other affiliates of ours, for common shares that have been registered under the Securities Act. The Exchange Offer will be made only by means of a prospectus and a related letter of transmittal.

Off Balance Sheet Arrangements

As of the date of this prospectus, we do not have any off balance sheet arrangements.

Contractual Obligations

At December 31, 2012, we had the following contractual obligations and commitments:

	Payment due by period
(In millions of U.S. dollars)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
$2,000 Million Senior Secured Credit Facility	166.7	333.3	333.3	916.7	1,750.0
$500 Million 7.75% Unsecured Bond due 2018	—	—	—	500.0	500.0
$200 Million Revolving Credit Facility	—	175.0	—	—	175.0
$27.5 Million Shareholder Loan	—	27.5	—	—	27.5
Total debt repayments	166.7	535.8	333.3	1,416.7	2,452.5
Total interest payments(1)	101.7	186.2	160.8	43.0	491.7
Accrued pension liabilities	14.1	21.0	11.0	4.0	50.1
Uncertain tax position(2)	142.0	—	—	—	142.0
West Hercules operating lease(3)	71.6	166.9	90.8	—	329.3
Leased premises	2.1	3.8	3.5	9.2	18.6
Total drilling rig purchases(4)	360.0	454.4	—	—	814.4
Total contractual cash obligations	716.2	1,368.6	599.4	1,472.9	4,157.1

(1)

Interest payments are based on the assumption that all of our loans are fully drawn over the period. It is further assumed that no refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest has been calculated using the U.S. Dollar Yield Curve published by Bloomberg, plus agreed margins for each loan facility. The effects of interest rate swaps have been included in the calculations.
(2)	On June 28, 2013, we sold to Seadrill all of the shares of Seadrill Norge Holding AS and Seadrill Norge AS, our wholly-owned subsidiaries, which were counterparties to the tax dispute relating to the uncertain tax position. As such, our provision for uncertain tax positions was reduced to $0.1 million at June 30, 2013.
(3)	As of December 31, 2012, we had a commitment for future lease payments related to the West Hercules operating lease with Seadrill. The lease commenced in January 2013 with a four year term. However, we have subsequently entered into a management agreement with Seadrill, effective from November 1, 2013, which replaced this operating lease agreement, pursuant to which we will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil, but we will no longer have any related future lease commitments. See “Certain Relationships and Related Party Transactions—Operation and Management of the West Hercules.”
(4)	According to the terms of the sale and purchase agreement with Ship Finance, we are responsible for paying the final yard installment plus other project costs and variation orders on the construction of West Linus which will be financed through cash we expect to receive from Ship Finance in connection with the combined sale and leaseback of the rig, which closed in June 2013. Ship Finance has secured financing for the purchase price of the West Linus through a combination of cash and debt. See “Certain Relationships and Related Party Transactions—Sale and Leaseback Agreement with Ship Finance”

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management. We accomplish this by entering into appropriate derivative instruments and contracts to maintain the desired level of risk exposure.

Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates and interest rates as described below.

Foreign currency risk management

We have U.S. dollars as our functional currency because the majority of our revenues and cash inflows are denominated in dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn some of our revenue and incur some of our expenses in other currencies (primarily Norwegian Kroner and Pounds Sterling) and there is therefore a risk that currency fluctuations could have an adverse effect on our cash flows.

Our foreign currency risk arises from the measurement of debt and other monetary assets and liabilities denominated in foreign currencies converted to U.S. dollars, with the resulting gain or loss recorded as “Other financial items” and the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies.

As of December 31, 2012, we had entered into the following derivative contracts to manage our foreign currency risks:

(In millions of U.S. dollars)	Notional amount	Fair value
Currency forward contracts	$170	$3.2

As of December 31, 2011, we had entered into the following derivative contracts to manage our foreign currency risks:

(In millions of U.S. dollars)	Notional amount	Fair value
Currency forward contracts	$160	$(1.6)

A 1% change in the exchange rate between the U.S. dollar and the bought forward currencies would result in a fair value gain or loss of $1.7 million that would be reflected in our consolidated statements of operations, based on our currency forward contracts as of December 31, 2012.

Interest rate risk

A significant portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In line with this strategy, we make use of a revolving tranche of our $200 million revolving credit facility or a revolving tranche of our $2,000 million senior secured credit facility by repaying outstanding borrowings with surplus funds or increasing outstanding borrowings as needed. Working capital is placed in bank accounts with floating interest rates held with reputable financial institutions.

We have no significant interest bearing assets other than cash and cash equivalents; therefore our income and operating cash flows are substantially independent of changes in market interest rates.

Interest rate swaps are used to manage our exposure to interest rate risks by converting floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. At December 31, 2012, we had interest rate swap agreements with an outstanding principal amount of $1,100 million, as compared to $1,000 million in 2011, all of which were entered into after the North Atlantic Restructuring. Contract lengths range from 4.5 to 7 years with start dates between May 2011 and December 2012 and termination dates between January 2016 and December 2019.

Financial instruments

The following table summarizes the notional amounts and estimated fair values of our financial instruments as of December 31, 2012:

(In millions of U.S. dollars)	Notional amount	Fair value
Interest rate swap	$1,100	$(69.5)

The following table summarizes the notional amounts and estimated fair values of our financial instruments as of December 31, 2011:

(In millions of U.S. dollars)	Notional amount	Fair value
Interest rate swap	$1,000	$(52.5)

The fair value of interest rate swaps is the estimated amount that our counterparties would receive or pay to terminate the swap agreements at the reporting date. The valuation technique used to determine the fair value of interest rate swaps approximates the net present value of the swap contracts’ future cash flows.

As of December 31, 2011, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $917 million, based on our total net interest bearing debt of $2,627 million less the $1,000 million principal of our floating to fixed interest rate swaps, less the $710 million in fixed interest loans. An increase or decrease in short-term interest rates of one percentage point would thus increase or decrease our effective interest expense by approximately $9.2 million on an annual basis as of December 31, 2011.

As of December 31, 2012, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $825 million, based on our total net interest bearing debt of $2,453 million less the $1,100 million principal of our floating to fixed interest rate swaps, less the $527.5 million in fixed interest loans. An increase or decrease in short-term interest rates of one percentage point would thus increase or decrease our effective interest expense by approximately $8.3 million on an annual basis as of December 31, 2012.

Concentration of credit risk

The market for our services is the offshore oil and gas industry, and our customers consist primarily of major integrated oil companies, independent oil and gas producers and government owned oil companies. We perform ongoing credit evaluations of our customers and generally do not require collateral in our business agreements. Reserves for potential credit losses are maintained when necessary.

The following table shows the distribution of contract revenue by customer:

	Year ended December 31,
	2012	2011	2010
Customer
Statoil	46%	31%	30%
Shell	17%	23%	23%
Total	16%	23%	24%
BG Norge Limited	13%	23%	23%
ExxonMobil	8%	—	—

Total	100%	100%	100%

We may also face credit related losses in the event that counterparties to our derivative financial instrument contracts do not perform according to the terms of the contract. The credit risk arising from these counterparties relates to unrealized profits from derivative contracts. We generally do not require collateral for our financial instrument contracts. In the opinion of management, the relevant counterparties are creditworthy financial institutions, and we do not expect any significant loss to result from their non-performance. The credit exposure of derivative contracts is represented by the fair value of contracts with a positive fair value at the end of each period.

Recently issued accounting pronouncements

Accounting Pronouncements 2012

Intangibles-goodwill and other—Effective January 1, 2012, we adopted the accounting standards update that amends the goodwill impairment testing requirements by giving an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and whether the two-step impairment test is required. The update is effective for goodwill impairment tests performed for annual and interim periods beginning after December 15, 2011. Our adoption did not have a material effect on our condensed consolidated financial statements.

Fair value measurements—Effective January 1, 2012, we adopted the accounting standards update that requires additional disclosure about fair value measurements that involve significant unobservable inputs, including additional quantitative information about the unobservable inputs, a description of valuation techniques used, and a qualitative evaluation of the sensitivity of these measurements. Our adoption did not have a material effect on the disclosures contained in our notes to condensed consolidated financial statements.

Recently Issued Accounting Standards effective 2013

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The update is effective for interim and annual periods beginning on or after January 1, 2013. The effect of this is included in Note 19 to our unaudited interim consolidated financial statements, included herein.

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption did not have a material effect on our unaudited interim consolidated financial statements, included herein.

INDUSTRY AND MARKET CONDITIONS

The market data and certain other statistical information used throughout this prospectus, including this section on industry and market conditions, are based on independent industry publications, government publications or other published independent sources, including Fearnley Offshore AS. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable and we are not aware of any misstatements regarding our market, industry or similar data presented herein. Such third party information may be different from other sources and may not reflect all or even a comprehensive set of the actual transactions occurring in the market. In addition, some data is also based on our good faith estimates and our management’s understanding of industry conditions. Such data involve risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.

Overview

We operate within the harsh environment segment of the offshore drilling market, which constitutes a part of the international oil and gas service industry. Our fleet of nine harsh environment offshore drilling rigs consists of four semi-submersible rigs, one ultra-deepwater drillship, two jack-up rigs, and contracts for the construction of one additional semi-submersible rig and one additional jack-up rig. While we currently operate exclusively in Norway and the United Kingdom, we intend to pursue harsh environment drilling operations in other locations in the North Atlantic Region in the future. The North Atlantic Region has historically offered long-term contracts, high utilization and competitive daily rates compared to the international offshore drilling market for similar drilling rigs.

Offshore Rig Classification

Most drilling rigs are owned by industry participants that engage in drilling operations as their primary activity. Drilling rigs are generally separated into onshore and offshore rigs. Offshore rigs are represented by four main categories as outlined below.

Jack-Up Rig

Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor. A jack-up rig is towed to the drill site with its hull riding in the sea as a vessel and its legs raised. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated until it is above the surface of the water. After completion of the drilling operations, the hull is lowered until it rests on the water, the legs are raised and the rig can be relocated to another drill site. Jack-ups are generally suitable for water depths up to 450 feet and operate with crews of 40 to 60 people.

Tender rig

Self-erecting tender rigs conduct production drilling from fixed or floating platforms. During drilling operations, the tender rig is moored next to the platform. The modularized drilling package, stored on the deck during transit, is lifted prior to commencement of operations onto the platform by the rig’s integral crane. To support the operations, the tender rig contains living quarters, a helicopter deck, storage for drilling supplies, power machinery for running the drilling equipment and well completion equipment. There are two types of tender rigs: barge type and semi-submersible (semi-tender) type. Tender barges and semi-tenders are equipped with similar equipment but the semi-tender’s semi-submersible hull structure allows the rig to operate in rougher weather conditions. Self-erecting tender rigs allow for drilling operations to be performed from platforms without the need for permanently installed drilling packages. Tender rigs generally operate with crews of 60 to 85 people.

Semi-Submersible Rig

Semi-submersible rigs consist of an upper working and living quarters deck resting on vertical columns connected to lower hull pontoons. Such rigs operate in a “semi-submerged” floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface.

There are two types of semi-submersible rigs, moored and dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors, while the dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster-system. Depending on country of operation, semi-submersible rigs generally operate with crews of 65 to 100 people.

Drillship

Drillships are self-propelled ships equipped for drilling in deep waters, and are positioned over the well through a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 65 to 100 people.

Industry Demand

The demand for offshore drilling rigs and associated services reflects oil companies’ demand for equipment for drilling exploration, appraisal and development wells and for performing maintenance on existing production wells. The activity level by oil companies is to a large extent driven by the worldwide demand for energy, including crude oil and natural gas, which impacts companies’ ability to fund investments in exploration, development and production activities.

In addition to absolute levels of demand from oil companies, the industry has experienced a steep change in the technical specifications for rigs required for many regions. Factors such as water depth, more advanced well designs, deeper drilling depth, high pressure and temperature, sub-salt, and harsh environments are driving the need for technical advancements. As hydrocarbons are produced from more challenging regions, the continued requirement for technical advancements is to be expected. Drilling companies with highly technical fleets have experienced the benefits of this trend in the form of pricing power as compared to more commoditized companies.

Since the 2008 financial crisis, oil prices have recovered dramatically, nearly doubling. In light of an often stagnant economic recovery, oil price movements are more indicative of supply side effects. The marginal cost of oil has increased as production has migrated to more challenging regions leading to significant support for a higher normalized price environment.

Source: Bloomberg

Global Consumption

The International Energy Agency (“IEA”) expects worldwide demand for oil to continue to grow based on global economic growth projections. According to the Organization of the Petroleum Exporting Countries (“OPEC”) growth in oil demand will mainly come from non-Organisation for Economic Co-operation and Development (“OECD”) countries, as OECD countries increase their demand for renewable energy sources in the coming years. Coupling forecasted demand growth with the inevitable depletion of existing reservoirs will likely lead to a production shortfall, higher oil prices, and increased exploration and development activity by oil companies.

Expected Increase in World Liquids Consumption

Source: Organization of the Petroleum Exporting Countries: “World Oil Outlook 2012”

Increasing Upstream Capital Expenditures

Global exploration and production spending is expected to reach $644 billion in 2013, up 7% from $604 billion in 2012 as reported in Barclays Capital’s Global 2013 E&P Spending Outlook. According to British Petroleum, global primary energy consumption is expected to grow by approximately 1.6% per year over the period from 2011 to 2030, as reported in the BP Energy Outlook 2030, January 2013 edition. In order to meet this level of consumption, global exploration and production spending is expected to continue at robust levels.

Source: BP Energy Outlook 2030: January 2013

Declining Reserve Replacement

Major oil companies have generally reported declining reserve replacement ratios (the ratio of new proved reserve additions to oil produced). For example, based on public filings, several global integrated oil companies have generally recorded fewer reserve extensions and discoveries than their annual oil production since 2001.

The challenge to replace reserves has increasingly led oil companies to focus on more challenging offshore areas as the traditional onshore and shallow water hydrocarbon provinces will fail to meet reserve growth goals. According to ExxonMobil’s 2012 Outlook for Energy, as conventional crude oil production holds relatively flat through 2040, demand growth will be met by newer sources, primarily deepwater production. This production is expected to double through 2040, and will provide approximately 10 percent of global liquid fuels supplies by 2025.

Source:	Public filings (2001—2012). Ten Largest companies by market capitalization as of October 21, 2013 (includes ExxonMobil Corporation, PetroChina Co. Ltd., Chevron Corporation, Royal Dutch Shell plc, BP Plc, Ecopetrol SA, Total SA, China Petroleum & Chemical Corp., Petróleo Brasileiro SA—Petrobras, Open Joint Stock Company Gazprom). Reserve replacement is defined as total extensions and discoveries as a percentage of total oil and gas production.

The Offshore Rig Market

Activity in the global offshore drilling market has historically been volatile as drilling contractors’ operating results are directly linked to oil and gas companies’ regional and worldwide level of spending on offshore exploration and development. Oil and gas companies’ offshore exploration and development spending fluctuates from year to year and from region to region, depending on several factors, including:

•	general worldwide economic activity;

•	worldwide supply and demand for crude oil and natural gas products;

•	oil and gas operators’ expectations regarding crude oil and natural gas prices;

•	disruption to exploration and development activities due to severe weather conditions;

•	anticipated production levels and inventory levels;

•	political, social and legislative environments in major oil and gas producing regions;

•	regional and global economic conditions and changes; and

•	the attractiveness of underlying geological prospects, in both specific fields and geographic locations.

Offshore oil and gas production has historically been more equipment intensive, time consuming and expensive than onshore production due to more challenging access to offshore oil and gas reserves.

Worldwide Offshore Rig Fleet

As of October 17, 2013, the worldwide fleet of competitive mobile offshore drilling rigs, which includes semi-submersible rigs, drillships, tender rigs and jack-up rigs (including rigs under construction) totaled 942; 394 drillships and semisubmersibles, 503 jack-up rigs and 45 tender rigs (including semi-tenders and tender barges). Competitive drilling rigs are rigs that are actively marketed worldwide, other than owner-operated rigs, rigs built without or not maintaining industry-approved quality standards and rigs operating in restricted areas.

Floaters

Floater is the generic term used to describe a semi-submersible rig or a drillship. The floater market is divided into market segments based on water depth capacity of drilling operations (mid-water, deepwater and ultra-deepwater). Further, the industry also divides the respective markets based on technical specifications of the rigs, when they were built, and whether they can work in benign or harsh environments.

As of October 17, 2013, the floater fleet comprised 299 units, of which 166 are equipped with dynamic positioning systems, while 133 have mooring only (some are equipped with both dynamic positioning and mooring systems). In addition, there are 95 floaters currently under construction or on order for expected deliveries between the end of October 2013 and the end of 2019.

A large part of the floater fleet was constructed in the late 1970s to the mid 1980s and lack the modern technological capability to drill in water depths deeper than 3,000 feet. Most expect that the majority of the easily extractable oil (oil discovered in water depths no deeper than 3,000 feet) has already been discovered and many of the producing fields are maturing. To replace depleting reserves, oil and gas companies have increased their focus on deeper waters and harsh environments for the exploration and production of oil and gas. As it is not feasible to upgrade or modify most of the existing mid-water rigs to undertake deepwater or ultra-deepwater drilling projects, any increase in the deepwater or ultra-deepwater rig supply is predominantly from new construction.

As of October 17, 2013, there were 28 floaters operating in Norwegian waters. Two rigs with AOC certification are currently operating outside of Norway. In addition, four rigs currently under construction have been awarded long-term charter contracts for Statoil in Norway commencing in 2014 and 2015.

There are currently four rigs under construction being built to meet AOC requirements with harsh environment capabilities that do not have charter contract commitments.

Total Supply and Demand—Floaters, Worldwide

Source: Fearnley Offshore

Floaters Ordered Per Year, 2004-2013

Source: Fearnley Offshore

Tender Rigs

The worldwide fleet of self-erecting tender rigs (including semi-tenders and tender barges) totaled 45 rigs including 10 rigs under construction, as of October 17, 2013. The construction of new tender rigs and the contract renewals with existing tender rigs reflects the general growth in demand for modern offshore drilling rigs. Tender rigs are not suited for work in harsh environments.

Jack-Up Rigs

The worldwide competitive fleet of jack-up rigs comprises 503 units (including rigs under construction) with an average age of approximately 19 years. As of October 17, 2013, 129 competitive jack-up rigs have been built and delivered since 2005, and there are currently 86 competitive jack-up rigs under construction. The increase in supply reflects demand for more advanced and efficient jack-up rigs and a general trend towards increasing the technical capabilities of the worldwide fleet. The majority of jack-up newbuilds has been ordered on speculation without having secured contracts for future work. The 503 rigs include 71 jack-up rigs outfitted for operations in harsh environments, of which 28 are currently under construction. Eleven jack-up units have received an AOC from Norway to operate on the Norwegian Continental Shelf.

Supply and Demand, All Competitive Jack-Up Rigs Worldwide

Source: Fearnley Offshore

The Global Offshore Drilling Market

The global offshore drilling market is becoming more specialized as new technology enables drilling activities in deeper waters and harsher environments, facilitating exploration and development drilling in new geographical areas. As a result, new market segments are developing related to water depth, technical capacities and rig types required to meet changes in rig requirements from oil companies. The industry currently defines its offshore drilling into four main water depth categories: shallow water (up to 500 feet), mid-water (500 to 3,000 feet), deepwater (3,000 to 7,500 feet) and ultra-deepwater (greater than 7,500 feet).

Deepwater and Ultra-Deepwater Segment

The majority of offshore oil and gas production to date stems from shallow water oil and gas fields. As production from shallow water oil and gas fields is rapidly declining, deepwater oil and gas production is of increasing importance. Evolving drilling technology has led to several successful deepwater discoveries in recent years, reinforcing the shift towards deeper waters and building backlog for deepwater development projects.

Brazil, the U.S. Gulf of Mexico and West Africa remain the key ultra-deepwater markets. However, regions such as the Mediterranean, East Africa and the China Sea are also adding demand for deepwater drilling equipment. As a result of this trend, the utilization rate as of October 17, 2013, for the ultra-deepwater fleet was 100%. Similarly, the deepwater fleet active utilization rate is 90%. Following the Deepwater Horizon incident, oil companies have increased their focus on drilling equipment and rig capacities, showing a clear preference towards modern high-specification rigs. This trend is expected to continue due to deeper and more complex drilling activity, as well as stricter safety and regulatory requirements going forward.

From January 2012 through October 17, 2013, daily rates for ultra-deepwater fixtures (new contracts) averaged approximately $561,000 and for deepwater fixtures approximately $457,000 (the latter segment is more diverse with respect to technical capacity of rigs, resulting in a larger differentiation in rates). Daily rates should be considered relative to the country of operation as regional differences in cost of operations can be significant.

Given the high level of demands, the average contract lead-time across the deepwater and ultra-deepwater fleet (for new contracts) is between 8 months and 13 months (excluding fixtures for rigs to be built in Brazil), respectively.

Ultra-Deepwater Fleet Utilization

Source: Fearnley Offshore

Deepwater Fleet Utilization

Source: Fearnley Offshore

Deepwater & Ultra Deepwater—Market Rate Assessment by Water Depth Segment, Worldwide

Source: Fearnley Offshore

Mid-Water Segment

The mid-water market outside Norway and the UK has seen relatively flat utilization since January 2012. Daily rates have averaged $306,500 per day.

The mid-water fleet has an average age of 32 years. Stricter regulations and a growing trend towards operators preferring modern drilling equipment, especially following the Deepwater Horizon incident, is expected to become a challenge for continued operation of the older units within this fleet. Without having financial backing from charter contracts, further upgrades to comply with current and new industry standards may no longer be economically viable. This may eventually result in attrition within the mid-water fleet.

Mid-Water Fleet Utilization

Source: Fearnley Offshore

Mid-Water Day Rates—UK 2nd Generation and Asia Pacific

Source: Fearnley Offshore

Jack-Up Rig Market

The jack-up rig market covers exploration and production drilling in water depths up to 450 feet in benign and harsh environments.

International Jack-Up Rig Market

The international jack-up market has developed into a two-tier market with oil companies showing a clear preference for premium jack-up rigs or special capability jack-up rigs over conventional or standard independent leg cantilevered rigs. Premium rigs can broadly be defined as rigs built after 2000, with a few exceptions. The total active premium jack-up fleet includes 154 units, and within this segment utilization is 100% as of October 17, 2013. In addition, 84 premium jack-up rigs are currently under construction with expected deliveries between the fourth quarter of 2013 and the third quarter of 2016.

Conventional or standard independent leg cantilevered rigs (the majority of which were built before 2000) have an active fleet utilization of approximately 94% as of October 17, 2013 (excluding 11 cold stacked units). The other jack-up segments, mat-supported cantilevered jack-up rigs (“MC”), mat-supported slot jack-up rigs (“MS”) and independent leg slot jack-up rigs (“IS”) had an active fleet utilization of 87% (excluding 20 cold stacked units, which comprise 39.2% of the MC, MS and IS fleet).

Premium / Special Capability Jack-Up Rigs—Fleet Utilization

Source: Fearnley Offshore

The jack-up market has strengthened across all segments from 2011 throughout 2012. As of October 17, 2013, there were 48 idle jack-up rigs, of which 31 were cold stacked and 6 were warm stacked. High re-activation costs and limitations of technical equipment make it unlikely that the majority of cold stacked jack-up rigs will reenter the market. Many of the cold stacked rigs have less than 300-foot legs, and several do not have independent legs or cantilever, causing operational limitations which significantly reduce operational flexibility and areas of possible deployment.

Characteristics of the Norwegian Offshore Drilling Market

Annual Resource Growth and Production in Norway

Source:	Norwegian Petroleum Directorate
*	Million standard cubic meters of oil equivalents—1 Sm3 o.e. equals 6.29 barrels of oil equivalents

The Norwegian drilling market has been characterized by stringent technical and environmental requirements related to offshore drilling rigs and operations due to the harsh weather conditions as well as strict legislation. As a result, the initial construction cost for an offshore rig to operate in Norway has been higher than for comparable rigs intended for operation in other regions worldwide. This has resulted in a high barrier to entry as drilling companies are reluctant to pay for additional equipment only relevant for operation on the Norwegian Continental Shelf. Norway also imposes additional requirements for drilling facilities operating in the Norwegian Continental Shelf, including, among other things, heightened standards relating to safety, technical specifications for drilling equipment, crew accommodations and certain other compliance measures. Rig owners that already have rigs on the Norwegian Continental Shelf enjoy less competition and benefit from higher earnings visibility through longer contract durations and higher daily rate levels than what has been achieved in other geographical regions.

Norwegian Floater Market

The Norwegian floater market is among the most developed and active harsh environment markets worldwide. The supply and demand balance in the Norwegian floater market has been favorable for drilling contractors in recent years, with a limited number of new rigs entering the region and increasing demand.

As of October 17, 2013, there were 28 floaters operating on the Norwegian Continental Shelf. Two rigs with AOC certification are currently operating outside of Norway. In addition, four rigs currently under construction have been awarded long-term charter contracts with Statoil in Norway commencing in 2014 and 2015.

As described above, the Norwegian floater market has high barriers to entry due to strict regulations on safety, technical specifications, documentation material and accommodation facilities. In order to comply with Norwegian regulations, rig owners incur significant additional construction costs relative to other areas of operation. At the same time, demand in Norway for advanced floaters is expected to increase, driven by further exploration and development activities.

The average contract lead time in Norway since January 2012 for new contracts is about 21 months, which is higher than the average for the overall floater market. The average age of the total fleet operating in Norway is approximately 19 years. Daily rates for the Norwegian floater segment (by rig generations) are illustrated in the graph below.

Floater Dayrates, Norway

Source: Fearnley Offshore

Age Profile for Offshore Drilling Rigs in Norway

Source: Fearnley Offshore

Surveys, including the U.S. Geographical Survey, support a view that a significant part of the remaining global endowment of oil and gas resources may be in the high northern latitudes of Norway, Russia, Greenland, U.S., UK and Ireland. In February 2013, the Norwegian Petroleum Directorate, or NPD, released their latest resource estimates of the south eastern Barents Sea and the area surrounding Jan Mayen. The NPD’s estimates show an approximate increase of 15% of undiscovered resources on the Norwegian Continental Shelf. These exploration frontiers require modern harsh drilling equipment, and both equipment and operations need to meet strict environmental regulations. Over the past eight years, the harsh environment floater fleet has experienced full utilization. The harsh environment floater fleet worldwide currently consists of 35 rigs and will see the addition of 12 rigs during the period from mid-2014 through to the third quarter of 2016.

Harsh Environment Floaters—Fleet Utilization

Source: Fearnley Offshore

Norwegian Jack-Up Market

In addition to the differentiation between conventional and premium jack-up rigs, the jack-up market is also differentiated in terms of geographical areas of operation.

Norway is one of the harshest environments for drilling activities globally. This is reflected in higher investment cost for assets intended to operate on the Norwegian Continental Shelf as well as higher operational costs. In order to compensate for higher construction and operational costs in Norway, the daily rates required by rig owners are higher than in the international jack-up market. However, the daily rate premium has historically more than offset the higher cost of operating in this region due to a limited number of rigs technically compliant to operate on the Norwegian Continental Shelf. The limited number of compliant rigs has led to longer lead times from contract signing to commencement of operation in Norway compared to other regions worldwide. The contract lead time in Norway for contracts entered into in 2012 was 21 months, on average, compared to an average of 5 months for the worldwide jack-up fleet. The Norwegian jack-up rig market is likely to continue to experience differentiated market characteristics as the Norwegian market is less likely to see speculative newbuild orders due to high construction price. There are seven harsh environment jack-up rigs currently under construction (built to meet Norwegian specifications), and all have contractual commitments in Norway upon delivery.

Jack-Up Dayrates, North Sea and Norway

Source: Fearnley Offshore

Highly Competitive Industry

The offshore contract drilling service industry in Norway is highly competitive with numerous industry participants ranging from large international companies to smaller locally owned companies. The largest industry participants’ operations are usually geographically dispersed in oil and gas development areas around the globe due to the high mobility of most rigs. Although the cost of moving a rig from one region to another and the availability of rig-moving vessels may cause an imbalance between supply and demand from one region to another, significant variations between regions do not tend to exist in the long-term. Harsh environment areas, however, are often in isolated regions where the majority of the world’s rigs are prevented from operating due to a lack of technical specifications.

Floater and Jack-Up League Table—Norway

Source:	Fearnley Offshore (numbers as of October 17, 2013, including units with commitments in Norway to mobilize into the region).

The Norwegian offshore drilling market remains highly fragmented with 13 drilling contractors controlling the portfolio of contracts. As of October 17, 2013, there were a total of 28 floaters and 10 jackups with current contracts for operations in Norway. Below is a short description of our competitors operating in Norway.

Maersk Drilling: Maersk Drilling (former Maersk Contractors) provides offshore drilling services to oil companies worldwide. Maersk’s fleet consists of deepwater semi-submersible rigs, drilling barges, jack-up rigs and four ultra-deepwater drillships under construction at Samsung Heavy Industries in South Korea. Maersk has six rigs operating in Norway and four jack-up newbuilds under construction with future commitments in Norway.

Transocean (RIG): Transocean is the largest global offshore drilling contractor in Norway measured by number of rigs. Transocean has seven rigs operating in Norway, including two harsh environment semi-submersible rigs, the Transocean Barents and the Transocean Spitsbergen, which were acquired through the acquisition of Aker Drilling in 2011.

Songa Offshore (SONG): Songa Offshore is an offshore drilling company that operates five semi-submersible rigs and has an additional four rigs on order. Songa Offshore has three rigs operating in Norway and an additional four rigs expected to be delivered in 2014 and 2015.

Fred Olsen Energy (FOE): Fred Olsen Energy is a Norwegian contract driller operating a fleet of eight rigs comprised of one deepwater rig, one ultra-deepwater drillship and six mid-water semi-submersible drilling rigs, in addition to one accommodation rig. Fred Olsen Energy has two rigs under construction in South Korea, an ultra-deepwater drillship and a harsh environment ultra-deepwater semi-submersible, scheduled to be delivered in the third quarter of 2013 and first quarter of 2015, respectively, from Hyundai Heavy Industries. Fred Olsen Energy has three rigs operating in Norway.

China Oilfield Services (COSL): COSL is an integrated oilfield services provider. Its services cover each phase of offshore oil and gas exploration, development and production. Its four core business segments are geophysical services, drilling services, well services, marine support and transportation services. COSL has three rigs operating in Norway.

Odfjell Drilling (Odfjell): Odfjell Drilling is an international drilling, well service and engineering company. Odfjell Drilling owns and/or manages six offshore drilling rigs and has four units under construction. In 2011, the company took delivery of two partly owned drillships, the Deepsea Metro I and the Deepsea Metro II, from Hyundai Heavy Industries in South Korea. Odfjell Drilling has three rigs operating in Norway.

Saipem: Saipem is a large, international contractor in the oil and gas industry. Saipem is organized into two business units, engineering and construction and drilling. Saipem has two rigs operating in Norway.

Diamond Offshore Drilling (DO): Diamond Offshore Drilling owns and operates a fleet of 32 semi-submersible rigs, seven jack-up rigs and five dynamically positioned drillships, three of which are ultra-deepwater drillships on order at Hyundai Heavy Industries in South Korea and are expected to be delivered in 2013 and 2014. Diamond Offshore Drilling has one rig operating in Norway.

Rowan Companies (RDC): Rowan Companies is an international provider of contract drilling services with a focus on high-specification and premium jack-up rigs located worldwide. Rowan Companies currently has two jack-up rigs in Norway and one additional jack-up rig expected to be relocated to Norway from the UK.

Stena Drilling (Stena): Stena Drilling, a wholly-owned subsidiary of Stena AB, is an independent international drilling contractor. Stena Drilling has one rig operating in Norway.

Ocean Rig (ORIG): Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling and specializing in the ultra-deepwater and harsh environment segment of the offshore drilling industry. Ocean Rig owns eight offshore ultra-deepwater drilling rigs, including two ultra-deepwater semi-submersible drilling rigs and six ultra-deepwater drillships. Three drillships are currently under construction which are scheduled to be delivered to Ocean Rig during 2013, 2015 and 2016. Ocean Rig currently has one rig operating in Norway.

Arctic Regions

Oil and gas companies are increasingly exploring and developing fields that are located in deeper, harsher and more remote areas.

As mentioned previously, surveys, including the U.S. Geographical Survey, support the view that a significant part of the remaining global endowment of oil and gas resources may be in the Arctic region. According to the survey, the undiscovered oil resources are expected to be found in five provinces: Arctic Alaska, Amerasia Basin, East Greenland Rift Basins, East Barents Basins, and West Greenland–East Canada. Typical conditions in harsh and Arctic environments are low temperatures, rough seas, stronger currents, limited daylight and ice in close proximity. New regions are opening up for exploration and oil and gas companies are pushing further north. As a result of recent discoveries in the Barents Sea, increased activity is expected in the region with several more exploration wells planned over the next few years. With these discoveries comes additional demand for drilling appraisal wells and forthcoming field developments. In addition, Russia has several other Arctic exploration regions of high interest, including the Kara Sea, the Laptev Sea, the Pechora Sea, the Okhotsk Sea and the Chuchi Sea between Alaska and Siberia. The Kara Sea is considered an extension of the West Siberian oil and gas province which constitutes a major portion of Russia’s current oil production.

Drillers with experience in harsh environment areas, such as the North Sea, have a competitive advantage targeting these regions as activity accelerates.

Although exploration and development activities in Arctic areas represent a new frontier, many independent oil companies and national oil companies have been actively pursuing strategic initiatives. Since 2010 there has been increased activity in Arctic areas, and we believe that, looking forward, Arctic activity is likely to be led by Norway, Greenland, Russia, and the U.S. To date, the only large project is Statoil’s Snohvit LNG development in the Norwegian Barents Sea. By the end of 2013, the Goliat field, also in the Barents Sea, and the Prirazlomnoye field in Russia’s Pechora Sea are expected to begin production as well. By 2025, according to Wood Mackenzie, the offshore Arctic region could produce 2 million barrels of oil equivalent per day.

Arctic Regions

BUSINESS

History and Development of the Company

North Atlantic Drilling Ltd. was established on February 10, 2011 under the laws of Bermuda as a subsidiary of Seadrill. On February 16, 2011, we raised gross proceeds of $425 million through a Norwegian private placement of 50,000,000 common shares. On February 17, 2011, we entered into an agreement with Seadrill to acquire six harsh environment drilling rigs, including all relevant contracts, spares, stores and offshore personnel related to the rigs, which we refer to as the North Atlantic Restructuring. On March 31, 2011, we completed the North Atlantic Restructuring at a purchase price of $2.35 billion, which consisted of a cash payment of $369.8 million, the issuance to Seadrill of 150,000,000 common shares valued at $8.50 per share, which will not be part of the Exchange Offer, the issuance of a $500 million bond bearing interest at 7.75% for a term of seven years, and a $210 Million Shareholder Loan from Seadrill.

In March 2012, we raised gross proceeds of $300 million through a private placement of 30,000,000 common shares, of which Seadrill purchased 15,000,000 common shares. The proceeds from this private placement were partially used to fully repay our outstanding indebtedness under the Shareholder Loan. Also in March 2012, we entered into a new $200 Million Revolving Credit Facility with Seadrill, which bears interest at LIBOR plus 3.00% and matures in January 2015.

Our fleet of nine harsh environment offshore drilling rigs consists of four semi-submersibles, one ultra-deepwater drillship, two jack-up rigs, and contracts for the construction of two additional drilling rigs, the West Linus, a jack-up rig with a maximum water depth of 450 feet, and the West Rigel, a sixth generation semi-submersible rig with maximum water depth of 10,000 feet. The West Linus is scheduled to be delivered to us in December 2013, and the West Rigel is scheduled to be delivered to us in the first quarter of 2015. In June 2013, we entered into a combined sale and leaseback arrangement pursuant to which we sold all of the shares of North Atlantic Linus Ltd., our wholly-owned subsidiary that owns the West Linus, to Ship Finance, a related party. The West Linus is currently under construction at Jurong, and upon its scheduled delivery in December 2013, the drilling rig will be chartered back to us on a bareboat charter for a period of 15 years from commencement of its operations. In accordance with U.S. GAAP, we will continue to consolidate SFL Linus Ltd., which is the Ship Finance subsidiary that owns the rig, in our consolidated financial statements. See “Certain Relationships and Related Party Transactions—Sale and Leaseback Agreement with Ship Finance.”

As of June 30, 2013, we had aggregate estimated project costs relating to these two newbuildings of $1,180 million, of which we have paid $263 million. The estimated remaining project costs of $398 million for the construction of the West Linus will be financed through cash we expect to receive from Ship Finance in connection with the combined sale and leaseback of the rig, which closed in June 2013. Ship Finance has secured financing for the purchase price of the West Linus through a combination of cash and debt. We plan to finance the estimated remaining project costs for the construction of the West Rigel in the amount of $519 million with cash flows from operations, borrowings under new credit facilities, and the net proceeds from securities offered in the public and private debt capital markets. Our entry into new credit facilities and access to the public and private debt capital markets are subject to significant conditions, including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we cannot assure you that we will be able to obtain such financing on terms acceptable to us or at all. This offering is not contingent upon our entry into new credit facilities or our accessing other sources of debt. See “Risk Factors” beginning on page 19 for a more complete discussion of risks and uncertainties that should be considered before investing in our common shares.

Business Overview

We are an international offshore drilling company that provides drilling services to the oil and gas industry in the North Atlantic Region. We target geographic areas in the North Atlantic Region that require drilling rigs which are capable of operating in harsh environments. Our fleet consists of nine harsh environment drilling rigs, which includes one jack-up rig and one semi-submersible rig that are currently under construction.

Our primary objective is to profitably grow our business and increase shareholder value by focusing on modern state-of-the-art offshore drilling rigs in harsh environments. While we currently operate exclusively in areas offshore Norway and the United Kingdom, and have only one contract for future operations outside those countries, we intend to pursue harsh environment drilling operations in other locations in the North Atlantic Region. Our drilling rigs are under long-term contracts with major oil companies such as Statoil, ConocoPhillips, Shell, Total and ExxonMobil, and the independent oil company, Centrica, with an average remaining term of approximately 2.7 years as of June 30, 2013. We intend to grow our position in the North Atlantic Region by providing excellent service to our customers with our modern, technologically advanced harsh environment fleet, together with our approximately 1,597 experienced and skilled employees. We also intend to leverage the relationships, expertise and reputation of Seadrill to re-contract our fleet under long-term contracts and to identify opportunities to expand our fleet through newbuildings and selective acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and we believe that Seadrill, which will own approximately % of our outstanding common shares following completion of this offering, will be motivated to facilitate our growth because of its significant ownership interest in us.

Our Fleet

The following table sets forth certain information regarding our drilling rigs as of the date of this prospectus:

Drilling Rig	Generation / Type*	Year Built	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Contract
Floaters
Semi-Submersibles
West Phoenix	6th—HE	2008	10,000	30,000	Total
West Venture	5th—HE	2000	2,600	30,000	Statoil
West Alpha	4th—HE	1986	2,000	23,000	ExxonMobil
West Hercules(1)	6th—HE	2008	10,000	35,000	Statoil
West Rigel(2)	6th—HE	Q1 2015(3)	10,000	40,000	N/A

Drillship
West Navigator	Ultra-deepwater—HE	2000	7,500	35,000	Shell/Centrica

Jack-ups
West Epsilon	HD—HE	1993	400	30,000	Statoil
West Elara	HD—HE	2011	450	40,000	Statoil
West Linus(2)(4)	HD—HE	Q4 2013(3)	450	40,000	ConocoPhillips

*	HE—Harsh Environment
HD—Heavy Duty
(1)	The West Hercules is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We subsequently terminated our bareboat agreement with Seadrill and entered into a management agreement with Seadrill, effective from November 1, 2013, pursuant to which we will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. On the same date we entered into an agreement with Seadrill, which is currently subject to Statoil’s consent, to transfer the Statoil drilling contract from us to Seadrill effective from November 1, 2013. See “Certain Relationships and Related Party Transactions—Operation and Management of the West Hercules.”
(2)	Rig under construction.
(3)	Expected delivery to us.

(4)	Pursuant to a sale and leaseback agreement, we have sold all of the shares of North Atlantic Linus Ltd., our wholly-owned subsidiary that owned the West Linus, to Ship Finance. The rig will be chartered back to us on a bareboat charter upon its delivery from the shipyard, for a period of 15 years from commencement of its operations.

Our Relationship with Seadrill Limited and Other Related Parties

One of our principal strengths is our relationship with Seadrill and other related parties, commonly known as the Fredriksen Group of companies. We were established by Seadrill on February 10, 2011 as a new offshore drilling company focused on operations in the North Atlantic Region. We expect our relationship with Seadrill will provide us with access to Seadrill’s customer, supplier and shipbuilder relationships and its technical, commercial and managerial expertise, which we believe will allow us to compete more effectively when seeking additional customers. In addition, pursuant to an agreement that we and Seadrill will enter into in connection with the closing of this offering, or the Cooperation Agreement, Seadrill will agree to provide us with a right of first refusal to participate in any business opportunity identified by Seadrill for drilling activities in the North Atlantic Region and we will agree to provide Seadrill with a right of first refusal to participate in any business opportunity identified by us for drilling activities outside of the North Atlantic Region. See “Certain Relationships and Related Party Transactions—Cooperation Agreement.”

Upon completion of this offering, Seadrill will own approximately     % of our outstanding common shares and thus will effectively control us. In addition, we believe Seadrill will have significant incentives to contribute to our success. Seadrill is one of the world’s leading international offshore drilling contractors, providing offshore drilling services to the oil and natural gas industry. As of October 18, 2013 Seadrill owned a fleet of 68 offshore drilling rigs, including 29 drilling rigs under construction and our drilling rigs. Seadrill’s fleet is comprised of drillships, semi-submersibles, jack-ups and tender rigs, which operate from ultra-deepwater to shallow areas as well as in harsh and benign environments and are contracted to customers throughout the world. Seadrill reported total operating revenues of approximately $4.5 billion for the fiscal year ending December 31, 2012 and approximately $2.5 billion for the six months period ended June 30, 2013.

In addition to our relationship with Seadrill, we believe there are opportunities for us to benefit from operational, customer and shipyard-based synergies due to our broader relationship with other related parties. Seadrill’s main shareholder, Hemen Holding, (which owned approximately 24.6% of the outstanding shares of Seadrill as of October 18, 2013), is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family. As of October 18, 2013, Hemen Holding owned approximately 0.73% of our shares and was a party to a total return swap agreement with underlying exposure to 3,530,000 of our shares in addition to its indirect interest in us through its ownership in Seadrill. Hemen Holding and other related companies are also the main shareholders of a number of other large companies involved in various sectors of the shipping industry and oil services industries, and other industries, which include the following companies, among others:

•

Golar LNG Limited (NasdaqGS: GLNG)(OSE:GOL), an owner and operator of a fleet of nine liquefied natural gas, or LNG, carriers and four floating storage and regasification units, or FSRUs, and with nine LNG carriers and three FSRUs on order;

•	Golar LNG Partners LP (NasdaqGS:GMLP), a master limited partnership and a majority owned subsidiary of Golar LNG Limited that owns and operates a fleet of four LNG carriers and four FSRUs;

•	Frontline Ltd. (NYSE:FRO)(OSE:FRO), a crude oil tanker company which owns and operates a fleet of 50 tankers, including contracts for the construction of two Suezmax tankers on order;

•	Frontline 2012 Ltd. (N-OTC:FRNT), a crude oil tanker company which owns and operates 15 tankers, including contracts for the construction of five very-large crude carriers, or VLCCs;

•	Ship Finance International Limited (NYSE:SFL)(OSE:SFL), a global international ship-owning company with a diverse fleet of 61 vessels, including crude oil tankers, chemical tankers, dry-bulk carriers, container vessels, offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship, two ultra-deepwater semi-submersible drilling rigs and two car carriers and has contracted to acquire nine additional newbuildings;

•	Golden Ocean Group Limited (OSE:GOGL), a dry bulk shipping company that owns a fleet of 23 vessels and manages an additional 11 vessels and has contracted to acquire six additional newbuildings;

•	Archer Limited (OSE:ARCHER), an oil services company specializing in crewing offshore rigs and onshore land rigs, including associated wireline and well services;

•	Deep Sea Supply PLC (OSE:DESSC), an owner and operator of 28 anchor handling tug supply and platform supply vessels, operating in the North Sea spot market, West Africa, South East Asia and Brazil;

•

Northern Offshore Ltd. (OSE:NOF), an owner and operator of four offshore drilling units and a floating production unit operating in the mid-water market segment in the Northern U.K. North Sea. In addition, in October 2013, Northern Offshore announced that two of its subsidiaries had executed contracts for the construction of two jackup drilling rigs from a Chinese shipyard;

•	Sevan Drilling ASA (OSE: SEVDR), an owner of three offshore drilling rigs and contract party to one additional newbuilding;

•

Seadrill Partners LLC (NYSE:SDLP), a master limited partnership and a majority owned subsidiary of Seadrill that owns and operates a fleet of six drilling rigs, including one drillship, two semi-submersibles, a semi-tender and two tender rigs;

•	Asia Offshore Drilling Ltd., a Bermuda offshore drilling company;

•	Marine Harvest ASA (OSE:MHG), a global seafood company and a large producer of farmed salmon; and

•	Independent Tankers Corporation Limited, a Bermuda company that owns and operates crude tankers.

We may not realize any benefits from our relationship with Seadrill or other related parties.

Our Business Strategies

Our principal business objectives are to profitably grow our business and increase shareholder value. We expect to achieve these objectives through the following strategies:

•

Focus on the North Atlantic Region. There are a limited number of drilling rigs that are able to operate in the harsh environments of the North Atlantic Region, which includes only the territorial waters and outer continental shelf jurisdiction of Norway, the United Kingdom, Ireland, Denmark, the Netherlands, the east coast of Greenland, Russia (west of the island of Diksonskiy), and all countries within the Baltic Sea and the Gulf of Bothnia. Our operating fleet of seven drilling rigs, consisting of four semi-submersibles, one ultra-deepwater drillship and two jack-ups, currently operates exclusively in the harsh environment areas offshore Norway and the United Kingdom. We also intend to employ our two newbuildings in the North Atlantic Region upon their delivery to us. We believe that our established presence in the harsh environment waters of the North Atlantic Region, together with our fleet’s size and unique specifications, provides us with a competitive advantage over smaller competitors in attracting the business of oil and gas companies seeking drilling services in offshore harsh environment areas. We believe that this competitive advantage will enable us to secure profitable drilling contracts for our newbuilding units and existing drilling rigs as their existing contracts expire. Additionally, we believe we have a competitive advantage in Norway over new entrants in this market because Norway imposes added requirements for drilling facilities, including, among other things, strict standards relating to safety, drilling rig technical specifications, crew accommodations and certain other compliance measures, known as AOC, which must be satisfied in order to operate in the Norwegian Continental Shelf. All of our drilling rigs meet, or are being constructed to meet, AOC requirements.

•

Pursue long-term contracts and maintain stable cash flows. We seek to maintain stable cash flows by pursuing long-term contracts and focusing on minimizing operating downtime. We believe that our focus on long-term contracts improves the stability and predictability of our operating cash flows, which we believe will enable us to access equity and debt capital markets on attractive terms and, therefore, facilitate our growth strategy.

•

Develop strategic relationships with high-quality customers. We plan to continue to develop strategic relationships with major international oil companies and large investment-grade independent exploration and production companies, both on our own and through our relationship with Seadrill. We expect to derive a significant portion of our revenues from contracts with these customers, the length and terms of which will depend on the type of drilling rig and the operating environment.

•

Grow through newbuilds and strategic and accretive acquisitions. We expect to grow through newbuilds and to consider strategic transactions, with a continued focus on harsh environment drilling operations. While we currently operate exclusively in areas offshore Norway and the United Kingdom, we intend to pursue harsh environment drilling operations in other locations in the North Atlantic Region.

•

Provide excellent customer service and continue to prioritize safety as a key element of our operations. We believe that we have developed a reputation as a preferred offshore drilling contractor and that we can capitalize on this reputation by continuing to provide excellent customer service. We seek to deliver exceptional performance to our customers by consistently meeting or exceeding their expectations for operational performance, by, among others, maintaining high safety standards and minimizing downtime.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•

Substantial revenue backlog with high quality customers. We have and are continuing to develop a strong revenue backlog that currently consists of contracts for all of our operating drilling rigs, as well as the West Linus, which is currently under construction at Jurong and is scheduled to be delivered to us in December 2013. As of June 30, 2013, our contract backlog was approximately $3.1 billion. We believe these high-quality customer commitments will provide us with a stable cash flow for the next several years. In addition, we believe that our robust contract backlog will provide us with the financial stability we need to pay dividends, obtain financing for future growth and maintain successful client relationships.

•

Technologically advanced harsh environment drilling fleet operated by experienced and skilled employees. Our fleet is comprised of technologically advanced drilling rigs designed to operate in harsh environments at water depths ranging from 150 feet to 10,000 feet with the ability to drill depths up to 40,000 feet. In addition, our drillship and semi-submersibles are self-propelled, dynamically positioned or moored, and are generally suitable for drilling in remote locations. We operate a modern fleet with an average age of approximately nine years, assuming our two newbuilds have an average age of zero years. Modern and new drilling rigs generally result in lower maintenance capital expenditures than older drilling rigs. We believe that with our modern, technologically advanced harsh environment fleet, together with our approximately 1,597 experienced and skilled employees, we will be able to provide our customers with safe and effective operations, and establish, develop and maintain our position as a preferred provider of offshore drilling services for our customers. We believe that a combination of technologically advanced modern assets and highly skilled employees will facilitate the procurement of new contracts and dayrates that are competitive relative to current market rates for similar drilling rigs.

•	High barriers to entry. Drilling rigs operating in the North Atlantic Region and in other harsh environment conditions require specialized equipment and modifications, including without limitation,

unique structuring of drilling rig hulls and protection from exposure to weather and low temperatures. Not all rigs can be modified to operate in harsh environment conditions. The large investment in specialized or modified drilling equipment required to operate in harsh environment conditions creates barriers to entry. In addition, the strict regulations of the AOC regime in Norway, described below, impose additional costly requirements for potential market participants in the Norwegian Continental Shelf, including the costs of complying with health, safety and environmental regulations. As an established drilling contractor in this area, we believe that we have a significant advantage over potential new entrants, and because of these barriers to entry, we already enjoy less competition and benefit from longer contract durations and higher dayrates than what we believe has been achieved in other geographic regions.

•

Experienced and international management team. When taken together with the NADL Businesses, we have been operating in locations worldwide for over 30 years. We believe that our management team’s significant experience in the offshore drilling industry, as well as its diverse international background, enhance our ability to effectively operate on an international basis and throughout industry cycles.

•

Relationship with Seadrill. We were established by Seadrill on February 10, 2011 as a new offshore drilling company focused on operations in the North Atlantic Region, and shortly thereafter, we acquired six harsh environment drilling rigs from Seadrill as part of the North Atlantic Restructuring. Additionally, certain of our executive officers and directors also serve as executive officers and directors of Seadrill. Following the completion of this offering, Seadrill will own approximately     % of our common shares. Seadrill has provided significant financial and other resources to us and we believe that Seadrill will have incentives to facilitate our acquisition and growth strategy so long as it owns a majority interest in us. We expect our relationship with Seadrill will continue to provide us with access to Seadrill’s relationships with its customers, suppliers, shipbuilders and its technical and managerial expertise, which we believe will allow us to continue to expand our business and grow our customer base. See “—Our Relationship with Seadrill Limited and Other Related Parties.”

Exchange Offer

Concurrently with this offering, we will offer to exchange the unregistered common shares previously issued in the 2011 Private Placement and the March 2012 Private Placement, other than common shares owned by Seadrill or other affiliates of ours, for common shares that have been registered under the Securities Act. The Exchange Offer will be made only by means of a prospectus and a related letter of transmittal.

Drilling Rig Specifications

Semi-submersible drilling rigs

Semi-submersible drilling rigs consist of an upper working and living quarters deck resting on vertical columns connected to lower hull pontoons. Such rigs operate in a “semi-submerged” floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. The rig is situated over a wellhead location and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line.

There are two types of semi-submersible rigs: moored and dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors, while dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system. Depending on the country of operation, semi-submersible rigs generally operate with crews of 65 to 100 people.

We have five semi-submersible rigs in our fleet, including one rig under construction: the West Alpha, the West Phoenix, the West Rigel, the West Hercules and the West Venture. The information below highlights some of the principal features of each of our semi-submersible drilling rigs.

West Alpha. The West Alpha is a fourth generation semi-submersible drilling rig capable of operating in harsh environments.

Principal Features:

•     Type: semi-submersible drilling rig

•     Generation: 4th

•     Maximum water depth: 2,000 feet

•     Drilling Depth: 23,000 feet

•     Dimensions: 292 feet x 217 feet

•     Built: 1986

•     Builder: Nippon Kokan

•     Accommodates: 110 people

•     Transit Speed: N/A

West Phoenix. The West Phoenix is a sixth generation semi-submersible drilling rig capable of operating in harsh environments.

Principal Features:

•     Type: semi-submersible drilling rig

•     Generation: 6th

•     Maximum Water Depth: 10,000 feet

•     Drilling Depth: 30,000 feet

•     Dimensions: 273 feet x 239 feet

•     Built: 2008

•     Builder: Samsung Heavy Industries

•     Accommodates: 128 people

•     Transit Speed: 8 knots

West Rigel. The West Rigel is a sixth generation harsh environment semi-submersible drilling rig capable of operating in harsh environments. The West Rigel is currently under construction at Jurong and is scheduled to be delivered to us in the first quarter of 2015.

Principal Features:

•     Type: semi-submersible drilling rig

•     Generation: 6th

•     Maximum Water Depth: 10,000 feet

•     Drilling Depth: 40,000 feet

•     Dimensions: 305 feet x 402 feet

•     Built: 2015

•     Builder: Jurong Shipyard

•     Accommodates: 180/150 people

•     Transit Speed: 8 knots

Picture of Seadrill’s rig, the West Pegasus, which has similar principal features to the West Rigel.

West Hercules. The West Hercules is a sixth generation harsh environment semi-submersible drilling rig capable of operating in harsh environments.

Principal Features:

•     Type: semi-submersible drilling rig

•     Generation: 6th

•     Maximum Water Depth: 10,000 feet

•     Drilling Depth: 35,000 feet

•     Dimensions: 382 feet x 317 feet

•     Built: 2008

•     Builder: DSME

•     Accommodates: 180 people

•     Transit Speed: 6 knots

West Venture. The West Venture is a fifth generation semi-submersible drilling rig capable of operating in harsh environments.

Principal Features:

•       Type: semi-submersible rig

•       Generation: 5th

•       Maximum Water Depth: 2,600 feet

•       Drilling Depth: 30,000 feet

•       Dimensions: 383 feet x 226 feet

•       Built: 2000

•       Builder: Hitachi Zosen, Osaka

•       Accommodates: 114 people

•       Transit Speed: 10 knots

Drillships

West Navigator. The West Navigator is an ultra deepwater drillship capable of operating in harsh environments. The West Navigator is a self-propelled ship equipped for drilling in deep waters, and is positioned over the well through a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 65 to 100 people.

Principal Features:

•       Type: ultra-deepwater drillship

•       Maximum Water Depth: 7,500 feet

•       Drilling Depth: 30,000 feet

•       Dimensions: 830 feet x 138 feet

•       Built: 2000

•       Builder: Samsung/Kyungnam, South Korea shipyard

•       Accommodates: 117 people

•       Transit Speed: 12 knots

Jack-ups

Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor. A jack-up rig is towed to the drill site with its hull riding in the sea as a vessel and its legs raised. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated until it is above the surface of the water. For relocation of the rig, the hull is lowered until it rests on the water, the legs are raised and the rig can be moved by tug-boats or heavy-lift transport ships to another drill site. Jack-ups are generally suitable for water depths of 450 feet or less and operate with crews of 40 to 60 people.

We have three jack-up rigs in our fleet, including one rig under construction: the West Elara, the West Epsilon, and the West Linus. The information below highlights some of the principal features of each of our jack-up rigs.

West Elara. The West Elara is a heavy-duty jack-up rig capable of operating in harsh environments.

Principal Features:

•     Type: heavy-duty jack-up rig

•     Maximum Water Depth: 450 feet

•     Drilling Depth: 35,000 feet

•     Dimensions: 291 feet x 319 feet

•     Built: 2011

•     Builder: Jurong Shipyard

•     Accommodates: 120 people

•     Transit Speed: N/A

West Epsilon. The West Epsilon is a heavy-duty jack-up rig capable of operating in harsh environments.

Principal Features:

•     Type: heavy-duty jack-up rig

•     Maximum Water Depth: 390 feet

•     Drilling Depth: 30,000 feet

•     Dimensions: 257 feet x 296 feet

•     Built: 1993

•     Builder: Far East Levingston

•     Accommodates: 115 people

•     Transit Speed: N/A

West Linus. The West Linus is a heavy-duty jack-up rig capable of operating in harsh environments. The West Linus is currently under construction at Jurong and is scheduled to be delivered to us in the fourth quarter of 2013.

Principal Features:

•     Type: heavy-duty jack-up rig

•     Maximum Water Depth: 450 feet

•     Drilling Depth: 40,000 feet

•     Dimensions: 291 feet x 319 feet

•     Built: Expected 2013

•     Builder: Jurong Shipyard

•     Accommodates: 120 people

•     Transit Speed: N/A

Artist rendering of our jack-up rig currently under construction.

Harsh environment drilling rigs

Two main criteria that distinguish harsh environment drilling rigs in the North Atlantic Region from benign environment drilling rigs are:

•

Ability to operate in adverse wave conditions and strong current conditions. The year-round weather conditions in the North Atlantic Region require the hulls of semi-submersibles and drillships which operate in this region to be able to withstand difficult wave conditions, including wave height and wave frequency. For a semi-submersible drilling rig to be able to operate year-round in the North Atlantic Region, there are increased requirements to the air gap between the working and living quarters deck and the sea surface in order to avoid high waves reaching the manned area of the rig. Similarly, for a harsh environment drillship in the North Atlantic Region, there are increased requirements for freeboard and hull size to maintain stability in adverse wave conditions. Further, the combination of high waves, strong currents and strong winds, in particular during the winter season, requires more thruster capacity for both semi-submersible drilling rigs and drillships to be able to operate year-round in the North Atlantic Region.

•

Ability to withstand low temperatures. Drilling rigs that operate in the northern end of the North Atlantic Region must withstand lower temperatures in order to be capable of year-round operations. This applies to any kind of drilling rig, regardless of it being a semi-submersible, drillship or jack-up. Low temperatures present challenges to both equipment and crews. For example, outer piping and other equipment have to be insulated and often heat traced to avoid freezing, and the outer working areas of the rigs have to be shielded from the exposure of low temperatures and strong winds, which would otherwise make it impossible for crews to work outside.

All of our drilling rigs are fully capable of operating in the harsh environments of the North Atlantic Region. All of our drilling rigs have obtained Norwegian AOCs or are being built to meet the specific requirements of the Norwegian AOC requirements. Additionally, two of our drilling rigs, the West Phoenix and the West Navigator, have obtained U.K. Safety Cases.

Management of Our Business

Our board of directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. Our board of directors has organized the provision of certain management and other services through Seadrill Management and North Atlantic Management.

We rely on certain current and former executive officers of Seadrill who are employed through North Atlantic Management and Seadrill Management, to perform, among other things, Chief Executive Officer and Chief Financial Officer services for our benefit and who are responsible for our day-to-day management pursuant to an administrative services agreement, or the Services Agreement, subject to the direction and oversight of our board of directors. Mr. Alf Ragnar Løvdal has served as our Chief Executive Officer since January 1, 2013 and is employed through North Atlantic Management. Mr. Rune Magnus Lundetræ has been appointed to serve as our Chief Financial Officer until the time that we become a public reporting company. Mr. Robert Hingley-Wilson has been appointed to succeed Mr. Rune Magnus Lundetræ as our Chief Financial Officer effective upon the completion of this offering and will be employed through Seadrill Management. All references in this prospectus to “our officers” include those officers of North Atlantic Management and Seadrill Management who perform executive officer functions for our benefit. See “Management.” In addition, Seadrill Management provides treasury and financial advisory services, insurance placement and building supervisory services under the Services Agreement. The Services Agreement may be terminated by either party upon one month’s notice. In consideration of the services provided to us, we pay Seadrill Management a fee that includes the operating costs attributable to us plus a margin of 8%. For the six month period ended June 30, 2013 and the year ending December 31, 2012, we paid Seadrill Management remuneration for its services in the amount of $13.8 million and $18.9 million, respectively.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Seadrill and its subsidiaries. Initially, we estimate that Robert Hingley-Wilson, our designated Chief Financial Officer, who serves as the Chief Accounting Officer and Senior Vice President of Seadrill, will devote approximately 25% of his time to the management of our business. However, the amount of time our officers will allocate between our business and the business of Seadrill and its subsidiaries will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activities of the businesses. Our officers intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

North Atlantic Management provides us with certain other day-to-day services pursuant to a management agreement among us and each of our rig-owning subsidiaries, which we refer to as the General Management Agreement. Under the terms of the General Management Agreement, North Atlantic Management is responsible for, among other things, corporate governance services, budgeting and accounting functions, the financing of our activities, commercial management including marketing of our drilling rigs, and the purchase and sale of assets. In addition, North Atlantic Management provides management services for the West Hercules while it is employed under a drilling contract with Statoil, and is responsible for, among other things, operations, budgeting and accounting functions, technical management, staffing and commercial management of the customer and suppliers.

We also receive corporate, secretarial and certain other administrative services relating to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd., or Frontline Management under the Services Agreement with Seadrill Management. Frontline Management is a wholly-owned subsidiary of Frontline Ltd. (NYSE:FRO)(OSE:FRO), a company in which Hemen Holding is a principal shareholder. As of October 18, 2013, Hemen Holding held approximately 0.73% of our shares and has an indirect interest in us through its ownership in Seadrill. In addition, as of October 18, 2013, Hemen Holding had a total return swap agreement with underlying exposure to 3,530,000 shares of us.

The executive offices of North Atlantic Management are located in Stavanger, Norway. It also has offices in Bergen, Norway.

Customers

Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively conduct such operations. As a result, a significant number of operators in this segment of the offshore exploration and production industry are either national oil companies, major oil and natural gas companies or well-capitalized large independent oil and natural gas companies. Our current customers are Statoil, ConocoPhillips, Shell, Total and ExxonMobil. For the six months ended June 30, 2013, Statoil accounted for 62%, Shell accounted for 18%, Exxon Mobile accounted for 11% and Total accounted for 9% of our total revenues. For the year ended December 31, 2012, Statoil accounted for 46%, Shell accounted for 17%, Total accounted for 16%, BG Norge Limited accounted for 13% and ExxonMobil accounted for 8% of our total revenues. All of our drilling contracts have fixed terms, but may be terminated early due to certain events or we may be unable to realize revenue under these contracts in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability to meet its obligations under our contracts. We expect that our future customers will be well capitalized companies, including state owned national oil and natural gas companies, major integrated oil and natural gas companies and large independent exploration and production companies.

Contract Backlog

Our customers consist primarily of major integrated oil companies and independent oil and gas producers. We currently have contracts with Statoil, ConocoPhillips, Shell, Centrica, Total and ExxonMobil.

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of June 30, 2013, our contract backlog was approximately $3.1 billion and was attributable to revenues we expect to generate from all of our drilling rigs. We calculate our contract backlog by multiplying the contractual daily rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than our average contract backlog per day.

The actual amount of revenues earned may also fluctuate due to parts of the daily rates being received in Norwegian Kroner or Pounds Sterling. Approximately 25% to 50% of the daily rates are payable in Norwegian Kroner or Pounds Sterling, which approximately corresponds to the amount of operational expenses paid in Norwegian Kroner or Pounds Sterling. As a result, our net operational profit measured in U.S. dollars is minimally affected by currency fluctuations on a historical basis even though operational expenses and revenues may be affected individually. Norwegian Kroner or Pounds Sterling elements of future contract revenue and dayrate information provided throughout this document have been converted into U.S. dollars using an exchange rate of USD $1 to NOK6.00 and GBP1.00 to USD $1.50, respectively. In addition, we may enter into drilling contracts that contain bonus payments in excess of the stated daily rate if we meet certain agreed operational objectives under the applicable contract.

The firm commitments that comprise our contract backlog as of June 30, 2013 are as follows:

Drilling Rig	Contracted Location	Customer	Contract Backlog			Contractual Daily Rate			Contract Start Date	Earliest Expiration Date
West Phoenix	United Kingdom	Total		$287 million			$445,705		January 2012	April 2015
West Venture	Norway	Statoil		$336 million			$441,807		August 2010	July 2015
West Alpha	Norway Norway/Russia	ExxonMobil ExxonMobil(1)	$ $	186 million/ 401 million	(2)	$ $	479,491 549,341	(2)	September 2012 August 2014	July 2014/ July 2016
West Navigator	Norway	Shell/ Centrica	$ $	272 million 43 million		$ $	596,981 620,667		January 2013 October 2014	September 2014 December 2014	(3) (3)
West Epsilon	Norway	Statoil		$365 million			$286,072		December 2010	December 2016
West Elara	Norway	Statoil(4)		$488 million			$359,189		March 2012	March 2017
West Linus(5)	Norway	ConocoPhillips(6)		$685 million	(7)		$375,073	(7)	April 2014	April 2019
West Hercules(8)	Norway	Statoil(8)		$61 million	(9)		$498,099		January 2013	January 2017

For our drilling rigs operating in Norway, the daily rates listed in the table above include adjustments, effective from July 1, 2013, pursuant to the NR (Norges Rederiforbund) tariff, a Norwegian offshore industry tariff. The daily rate for the West Phoenix, which operates in the United Kingdom, is subject to annual rate revisions based on changes in indices derived from the U.S. Department of Labor, Bureau of Labor Statistics.

(1)	ExxonMobil has the option to extend the contract until August 2017 on identical terms upon notice to us before December 31, 2014.
(2)	The average contractual daily rate is calculated based on the expected number of days the rig will operate in each contracted location, Norway and Russia, which is at ExxonMobil’s discretion, and excludes potential bonus payments of a maximum of 5% of the daily rate, which are based on certain performance criteria.
(3)	On August 28, 2013, we announced that Shell had been granted an extension of its contract for the West Navigator for an additional three months on identical terms as the current contract. In addition, we announced that we had secured a new contract with Centrica for the West Navigator for a minimum of 70 days on similar terms with and in direct continuation of the Shell contract.
(4)	Statoil has the option to extend the contract until March 2019 on identical terms upon notice to us two years before the expiration of the firm contract period.
(5)	Pursuant to a sale and leaseback agreement, we have sold all of the shares of North Atlantic Linus Ltd., our wholly-owned subsidiary that owned the West Linus, to Ship Finance. The rig will be chartered back to us on a bareboat charter upon its delivery from the shipyard, for a period of 15 years from commencement of its operations, at a contracted daily rate of $222,000 for the first five years and an average of approximately $115,000 for the remaining ten years.

(6)	Employment of the West Linus is scheduled to commence in April 2014 following its delivery from Jurong. ConocoPhillips has the option to extend the firm contract period from five to seven years at the same daily rate upon notice to us by the commencement date in April 2014. In addition, ConocoPhillips also has the option to extend the contract for two additional two year periods at a daily rate that is $10,000 less than the current daily rate for the extension periods upon 24 months’ notice to us prior to the expiration of the relevant period.
(7)	Excludes $12,430 per day which we will receive in addition to the ordinary daily rate as compensation for additional capital expenditures we incur to provide the customer with additional equipment.
(8)	The West Hercules is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We subsequently terminated our bareboat agreement with Seadrill and entered into a management agreement with Seadrill, effective from November 1, 2013, pursuant to which we will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. On the same date we entered into an agreement with Seadrill, which is currently subject to Statoil’s consent, to transfer the Statoil drilling contract from us to Seadrill effective from November 1, 2013. See “Certain Relationships and Related Party Transactions—Operation and Management of the West Hercules.”
(9)	We have entered into an agreement with Seadrill to transfer the Statoil drilling contract from North Atlantic Norway Ltd. (Norwegian branch), our wholly-owned subsidiary, to Seadrill Offshore AS, a subsidiary of Seadrill, with effect from November 1, 2013. Accordingly, the backlog for West Hercules includes daily rates only from July 1, 2013 to and including October 31, 2013, and does not include management fees that we will receive from Seadrill from November 1, 2013 for the remaining term of the Statoil drilling contract for operating and managing the rig. See “Certain Relationships and Related Party Transactions—Operation and Management of the West Hercules.”

Drilling Contracts

We provide drilling services on a “dayrate” contract basis. We do not provide “turnkey” or other risk-based drilling services to the customer. Under dayrate contracts, the drilling contractor provides a drilling rig and rig crews and charges the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts usually provide for a lump sum amount or dayrate for mobilizing the rig to the initial operating location, which is usually lower than the contractual dayrate for uptime services, and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or a number of wells or has a stated term regardless of the number of wells. These contracts may generally be terminated by the customer in the event the drilling rig is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” events beyond the control of either party or upon the occurrence of other specified conditions. In some instances, the dayrate contract term may be extended by the customer exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.

Our drilling contracts are the result of negotiations with our customers. Our existing drilling contracts generally contain, among other things, the following commercial terms:

•	contract duration extending over a specific period of time;

•	term extension options in favor of our customer, generally upon advance notice to us, at mutually agreed, indexed or fixed rates;

•

provisions permitting early termination of the contract if the drilling rig is lost or destroyed, if operations are suspended for an extended period of time due to breakdown of major rig equipment or “force majeure” events beyond our control and the control of the customer;

•	provisions allowing early termination of the contract by the customer without cause with a specified early termination fee or a reduced rate for a specified period of time;

•

payment of compensation to us (generally in U.S. dollars although some contracts require a portion of the compensation to be paid in local currency) on a dayrate basis (lower rates or no compensation generally apply during periods of equipment breakdown and repair or in the event operations are suspended or interrupted by other specified conditions, some of which may be beyond our control);

•	payment by us of the operating expenses of the drilling rig, including crew labor and incidental rig supply costs;

•	provisions entitling us to adjustments of dayrates in accordance with published indices or otherwise;

•	provisions requiring us or Seadrill to provide a performance guarantee;

•

indemnity provisions between us and our customers in respect of third-party claims and risk allocations between us and our customers relating to damages, claims or losses to us, our customers, or third parties; and

•

provisions permitting the customer’s assignment to a third party with our prior consent, such consent not to be unreasonably withheld. Our indemnification provisions may not cover all damages, claims or losses to us or third parties, and the indemnifying party may not have sufficient resources to cover its indemnification obligations. See also “Risk Factors—Risks Inherent in Our Business—our customers may be unable or unwilling to indemnify us.” In addition, our drilling contracts typically provide for situations where the drilling rig would operate at reduced operating dayrates.

The terms of drilling contracts for the West Navigator, the West Venture, the West Epsilon, the West Elara, the West Linus and the West Hercules generally conform to the description above with no significant variations. The West Phoenix drilling contract specifies a fixed number of wells to be drilled instead of a fixed term period. The current drilling contract for the West Alpha is also for a fixed number of wells estimated to end in August 2014, however, the subsequent drilling contract for the West Alpha with ExxonMobil during the period from August 2014 to August 2016 is for a fixed term. Revenue from these contracts for a fixed number of wells is earned on a day rate basis which is consistent with the fixed term contracts. Additionally, the drilling contracts for the West Alpha and the West Venture do not contain provisions requiring us or Seadrill to provide a performance guarantee.

Principal Suppliers

We source the equipment and services used on our drilling rigs from well-established suppliers, including:

•	Aker-MH AS, Cameron Sense AS and National Oilwell Varco, Inc., which provide drilling equipment packages;

•	Cameron International Corp., GE Oil & Gas, and National Oilwell Varco, Inc., which provide well control equipment;

•	Wartsila Norway AS and Pon Power Scandinavia AS (Caterpillar) which provide main engines;

•	Kongsberg Maritime AS and ABB AS, which provide power management systems and supplies dynamic positioning systems;

•	Rolls Royce Marine AS, which provides thrusters; and

•	National Oilwell Varco Inc. and Liebherr-Werk Nenzing GmbH, which provide cranes.

In addition, each of our customers is responsible for providing supply vessels and helicopter transport as well as fuel to be used by the drilling rigs that it contracts from us, at the customer’s own cost.

Crewing and Staff

As of October 18, 2013, approximately 1,300 offshore staff employees served on our offshore drilling rigs including preparations for operation for the West Linus, and approximately 297 staff employees served onshore in technical, commercial and administrative roles in Norway and in the United Kingdom. We employ approximately 90% of our onshore staff and 100% of our offshore staff through certain of our subsidiaries. In addition, Seadrill Management provides onshore advisory, operational and administrative support to our operating subsidiaries pursuant to a Services Agreement. See “Certain Relationships and Related Party Transactions—Services Agreement.”

One of our top priorities is attracting and retaining motivated offshore personnel, and, as a result, we believe we offer competitive employment packages and comprehensive benefits and opportunities for career development.

The majority of our employees and our contracted labor offshore are covered by collective bargaining agreements. Some of these agreements for our employees require the contribution of certain amounts to retirement funds and pension plans and special procedures for the dismissal of employees. In addition, many of these represented individuals are working under agreements that are subject to annual salary negotiation. These negotiations could result in higher personnel costs for us, other increased costs or increased operating restrictions. However, because our drilling contracts generally have escalation clauses whereby the daily rate is adjusted according to tariff adjustments and cost indices on an annual basis, we do not expect that such increased cost, if any, will adversely affect our financial performance.

We consider our relationships with the various unions as stable, productive and professional. Presently, we do not have any ongoing negotiations relating our collective bargaining agreements.

Risk of Loss and Insurance

Our operations are subject to hazards inherent in the drilling of oil and natural gas wells, including blowouts and well fires, which could cause personal injury, suspend drilling operations, destroy the equipment involved or cause serious environmental damage. Offshore drilling contractors such as us are also subject to hazards particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Our marine insurance package policy provides insurance coverage for physical damage to our drilling rigs, loss of hire and third-party liability.

Our insurance claims are subject to a deductible, or non-recoverable, amount. We currently maintain a deductible per occurrence of up to $5 million related to physical damage to our drilling rigs. However, a total loss of, or a constructive total loss of, a drilling rig is recoverable without being subject to a deductible. For general and marine third-party liabilities, we generally maintain a deductible of up to $25,000 per occurrence on personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs. Furthermore, for some of our drilling rigs we purchase insurance to cover loss due to the drilling rig being wholly or partially deprived of income as a consequence of damage to the rig. The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, coverage is limited to 210 days. If the repair period for any physical damage exceeds the number of days permitted under our loss of hire policy, we will be responsible for the costs in such period.

Competition

The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to smaller companies with fewer than five drilling rigs.

The demand for offshore drilling services is driven by oil and natural gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and natural gas companies’ expectations regarding oil and natural gas prices, anticipated production levels, worldwide demand for oil and natural gas products and many other factors. The availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments also affect customers’ drilling programs. Oil and natural gas prices are volatile, which has historically led to significant fluctuations in expenditures by customers for drilling services. Variations in market conditions impact us in different ways, depending primarily on the length of drilling contracts we have for our rigs. Short-term changes in these markets may have a minimal short-term impact on revenues and cash flows, unless the timing of contract renewals coincides with short-term movements in the market.

Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and client relations.

Competition for offshore drilling rigs, particularly for floaters, is generally on a global basis, as rigs are highly mobile. However, the cost associated with mobilizing rigs between regions is sometimes substantial, as entering a new region could necessitate modifications of the drilling rig and its equipment to specific regional requirements. For example, drilling rigs operating in the North Atlantic Region and in other harsh environment drilling locations require specialized equipment and modifications, including without limitation, unique structuring of drilling rig hulls and protection from exposure to weather and low temperatures. Not all rigs can be modified to operate in harsh environment conditions. The large investment in specialized or modified drilling equipment required to operate in harsh environment conditions creates barriers to entry. In addition, Norway imposes added requirements for drilling facilities, including, among other things, strict standards relating to safety, drilling rig technical specifications, crew accommodations and certain other compliance measures, known as Acknowledgment of Compliance, or AOC, which must be satisfied in order to operate in the Norwegian Continental Shelf. All of our drilling rigs meet, or are being constructed to meet, AOC requirements. As an established drilling contractor in the North Atlantic Region, including offshore Norway and the United Kingdom, we believe that we have a significant advantage over potential new entrants, and because of these barriers to entry, we already enjoy less competition and benefit from longer contract durations and higher daily rates than what we believe has been achieved in other geographic regions.

We believe that the market for drilling contracts will continue to be highly competitive for the foreseeable future. While we believe that our fleet of well-maintained and technologically advanced drilling rigs provides us with a competitive advantage over competitors with older fleets, as our drilling rigs are generally better suited to meet the requirements of customers for drilling in harsh environments, certain competitors may have greater financial resources than we do, which may enable them to better withstand periods of low utilization, and compete more effectively on the basis of price.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business. However, because our drilling rigs are located in the North Atlantic Region, we could be subject to short-term adverse weather conditions that could adversely impact the operation of our drilling rigs, but generally such operational interruptions do not have a significant impact on our revenues.

Environmental and Other Regulations in the Offshore Drilling Industry

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our drilling rigs operate or are registered, which can significantly affect the ownership and operation of our drilling rigs. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the BWM Convention, European Union regulations, Norwegian law and United Kingdom law. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part.

International Maritime Organization

The United Nations’ International Maritime Organization, or IMO, is the United Nations’ agency for maritime safety. The IMO provides international regulations governing shipping and international maritime trade. Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as updated by different Protocol in 1976, 1984 and 1992, and amended in 2000 (or CLC). Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain exceptions. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct where the shipowner knew pollution damage would probably result. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the ISM Code) promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet, except for our harsh environment jack-up rig, the West Epsilon, which is registered in the Panamanian Ship Registry, is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel and acquired vessel upon delivery.

In September of 1997, the IMO adopted MARPOL Annex VI to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil.

The IMO’s Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010 and require the imposition of progressively stricter limitations on sulfur emissions from ships. These limitations require that fuels of vessels in covered Emission

Control Areas, or ECAs, contain no more than 1% sulfur. These capped amounts will then decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, for vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements.

The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. As of January 1, 2012, fuel oil could not contain more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Our operation of vessels in international waters are subject to the requirements of Annex VI in those countries that have implemented its provisions. We may incur costs to comply with these revised standards. Rigs and drillships must comply with MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities.

In addition, there are several other regulatory requirements to use low sulfur fuel that are either already in force or are upcoming. The EU Directive 2005/33/EC (or the Directive), amending Directive 1999/32/EC, requiring the use of low sulfur fuel came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port. As of January 1, 2015, all vessels operating within Emissions Control Areas (ECA) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). As of July 1, 2010, the reduction of applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel Sulfur Control Areas will be 0.1%. We do not expect that we will be required to modify any of our drilling rigs to meet any of the foregoing low sulfur fuel requirements. On July 15, 2011, the European Commission also adopted a proposal for an amendment to Directive 1999/32/EC which would align requirements with those imposed by the revised MARPOL Annex VI which introduced stricter sulphur limits.

Our drilling rigs are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention’s strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states. The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended) and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State-issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force. With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur. We believe that all of our drilling rigs are currently compliant in all material respects with these regulations.

The IMO continues to review and introduce new regulations. It is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulations might have on our operations.

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels. The U.S. Coast Guard issued a final rule, effective June 20, 2012, for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. On March 23, 2012, the U.S. Coast Guard issued amended regulations relating to ballast water management for vessels operating in U.S. waters, with the same phased introduction as the BMW Convention for existing vessels, and mandatory for new ships from December 1, 2013. If mid-ocean ballast exchange is made mandatory throughout the United States or internationally, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

Other International Operations

In addition to the requirements described above, our international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling rigs and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling rigs and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Some of these laws contain criminal sanctions in addition to civil penalties. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Deepwater Horizon incident in the Gulf of Mexico, could adversely affect our financial results. While we believe that we are in substantial compliance with the current laws and regulations, there is no assurance that compliance can be maintained in the future.

Implementation of new environmental laws or regulations that may apply to any of our drilling rigs or newbuilds may subject us to increased costs or limit the operational capabilities of our drilling rigs and could materially and adversely affect our operations and financial condition. In addition to the regulatory changes taking place in the United States, other countries have announced that they are undertaking a review of the regulation of the offshore drilling industry following the Deepwater Horizon incident. A discussion of risks relating to environmental regulations can be found under the heading “Risk Factors” of this prospectus.

Norwegian Regulation

Our drilling operations in Norway are governed by various regulations relating to environmental safety. The Norwegian Petroleum Act of 29 November 1996, or the Petroleum Act, gives Norway the exclusive right to award licenses for development, exploration and production projects in Norwegian fields. Such licenses are granted by the Norwegian Ministry on Petroleum and Energy, and as holders of such licenses, we are subject to strict liability for any pollution damage suffered as a result of a petroleum leak by facilities for which we hold licenses. Under the Petroleum Act, we are also subject to certain health, safety and environment regulations, which require us to conduct our operations with a reasonable standard of care, taking into consideration the safety of our employees and the environment. Other regulations proscribed by the Norwegian Ministry on Petroleum and Energy and the Norwegian Ministry of the Environment may also affect our operations.

The Norwegian Petroleum Safety Authority oversees technical and operational safety, emergency preparedness and the environment. Each drilling facility operating on the Norwegian Continental Shelf must obtain an Acknowledgement of Compliance, or AOC. The AOC is a government-issued certificate that acknowledges compliance with Norway’s laws and regulations relating to safety and emergency preparedness, drilling rig technical specifications, crew accommodations, management systems, and other requirements. Such certificates are granted upon successful completion of an inspection by Petroleum Safety Authority, based on information that a company provides about its facility, as well as any information gathered by the Norwegian Petroleum Safety Authority in its follow-up review of a drilling facility. An AOC alone does not grant a company the right to begin operations on the Norwegian Continental Shelf, but it is mandatory for most petroleum operations in that location, including drilling, production, storage, and offloading facilities. All of our drilling rigs meet the specifications required by the Petroleum Safety Authority and we have obtained an AOC for each of our drilling rigs that are currently in operation.

United Kingdom Regulation

Drilling activities in the United Kingdom, or the U.K., are subject to local environmental regulations. Under the Petroleum Act 1998, oil and gas companies are required to obtain approval from the U.K. Department of Energy and Climate Change, or the DECC prior to the commencement of any drilling activity onshore or on the U.K. Continental Shelf.

Our activities in the U.K. must comply with the regulations adopted by the U.K. Health and Safety Executive, or the HSE, including the Prevention of Fire and Explosion, and Emergency Response (PFEER) Regulations. In order to comply with the U.K. Offshore Installations Regulations 2005, we are also required to submit a periodic safety case report, or Safety Case, to the HSE as a measure of our ability to control risks and appropriately implement health and safety management systems for each of our rigs operating in the U.K. The Safety Cases are subject to revision every five years, however the HSE can require resubmission earlier in the event any of the contents or assumptions of the original Safety Case materially changes during the five year period. The HSE also requires that we keep our operating risks “as low as reasonably practicable,” or ALARP.

It is the responsibility of our clients to obtain acceptance from the DECC prior to commencement of any drilling operations. As of the date of the effectiveness of the registration statement of which this prospectus is a part, two of our units, the West Phoenix and the West Navigator, have obtained acceptance of their Safety Cases for drilling operations in the U.K.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and Canada, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2013, the European Union Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. The European Union is still considering and expansion of the existing European Union emission trading scheme to include emissions of greenhouse gases from marine vessels, including drilling rigs, and in January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships.

Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

Our business depends on the level of activity in the offshore oil and gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas. In addition, such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have a negative impact on our business.

Legal Proceedings

We are routinely party, as plaintiff or defendant, to claims and lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of our drilling rigs, in the ordinary course of our business or in connection with our acquisition activities. We believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition, and currently has no outstanding legal proceeding which we consider to be material.

On April 20, 2012, we issued a writ against the Norwegian tax authorities. The writ challenges their tax re-assessment related to a change of tax jurisdiction for some of our subsidiaries and calculation of taxable gains. Seadrill agreed to pay and indemnify us for all of our liabilities related to this ongoing tax claim with the Norwegian tax authorities in excess of $63 million. Management performed an analysis for uncertain tax positions in the various jurisdictions in which we operate in accordance with ASC Topic 740 Income Taxes. Based on the analysis, a tax liability related to uncertain tax positions of $142.0 million and $63 million was recorded as of December 31, 2012 and December 31, 2011, respectively. On June 28, 2013, we sold to Seadrill all of the shares in two of our wholly-owned subsidiaries, Seadrill Norge Holding AS and Seadrill Norge AS, which were counterparties to the tax dispute. As such, our provision for uncertain tax positions was reduced to $0.1 million at June 30, 2013. See Note 4 to our unaudited interim consolidated financial statements and Note 6 to our audited consolidated and combined consolidated carve-out financial statements, contained herein.

Properties

Other than our drilling rigs, we do not own any material property.

Exchange Controls

The Bermuda Monetary Authority (the “BMA”) must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours, unless the proposed transaction is exempted by the BMA’s written general permissions. We intend to apply for general permission from the BMA to issue any unissued common shares and for the free transferability of our common shares as long as our common shares are listed on an “appointed stock exchange.” We have applied to list our common shares on the New York Stock Exchange, which is an “appointed stock exchange.” Upon such listing, a general permission issued by the BMA in response to our application would result in our common shares being freely transferable among persons who are residents and non-residents of Bermuda.

Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends in currency other than Bermuda Dollars to U.S. residents (or other non-residents of Bermuda) who are holders of our common shares.

In accordance with Bermuda law, share certificates may be issued only in the names of corporations, individuals or legal persons. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

We will take no notice of any trust applicable to any of our shares or other securities whether or not we had notice of such trust.

MANAGEMENT

Directors and Senior Management

Set forth below are the names, ages and positions of our current directors and executive officers. Each director holds office until his or her term expires at the next annual general meeting of shareholders or until his or her death, resignation, removal or the earlier termination of his or her term of office. All directors whose term expires are eligible for re-election. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of our directors and executive officers listed below is North Atlantic Drilling Ltd., Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.

Name	Age	Position

John Fredriksen	69	Chairman of the Board of Directors

Kate Blankenship	48	Director and Audit Committee Member

Paul M. Leand, Jr.	47	Director

Cecilie Fredriksen	30	Director

Harald Thorstein	34	Director

Georgina Sousa	62	Director, Secretary

Alf Ragnar Løvdal	56	Chief Executive Officer

Rune Magnus Lundetræ	36	Chief Financial Officer

Robert Hingley-Wilson	40	Designated Chief Financial Officer

Biographical information concerning the directors and executive officers listed above is set forth below.

John Fredriksen has served as our Chairman of the Board since September 2013. Mr. Fredriksen is also Chairman of the Board, President and a director of Seadrill. Mr. Fredriksen is also Chairman, President, Chief Executive Officer and a director of Frontline, a Bermuda company listed on the NYSE, the Oslo Stock Exchange and the London Stock Exchange; Chairman of the Board, President and a director of Golar LNG Limited, a Bermuda company listed on the Nasdaq Global Market; and Chairman of the Board, President, CEO and a director of Golden Ocean Group, a Bermuda company publicly listed on the Oslo Stock Exchange and on the Singapore Exchange.

Kate Blankenship has served as a director of the Company since our inception in February 2011. Mrs. Blankenship has also served as a director of Frontline since 2003 and Seadrill since May 2005. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003, Seadrill Partners since June 2012, Independent Tankers Corporation Limited since February 2008, Golar LNG Limited since July 2003, Golar LNG Partners LP since September 2007, Golden Ocean since November 2004, and Archer Limited since its incorporation in 2007. She is a member of the Institute of Chartered Accountants in England and Wales.

Paul Leand has served as a director since February 2012. Mr. Leand is the Chief Executive Officer and director of AMA Capital Partners LLC (“AMA”), an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank’s Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC’s Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. Mr. Leand has also served as a director of Ship Finance since 2003, Golar LNG Partners LP since 2011, and Seadrill since April 2013.

Cecilie Fredriksen has served as a director since our inception in February 2011. Ms. Fredriksen is currently employed by Frontline Corporate Services Ltd. in London. Ms. Fredriksen is a director of Aktiv Kapital

ASA, Archer Limited, Golden Ocean Group Limited, Ship Finance, Frontline Ltd., Marine Harvest ASA and Northern Offshore, Ltd. She received a BA in Business and Spanish from the London Metropolitan University in 2006. Ms. Fredriksen is a Norwegian citizen, resident in the United Kingdom.

Harald Thorstein has served as a director since September 2013. Mr. Thorstein is currently employed by Frontline Corporate Services in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein has served as a director of Seadrill Partners LLC since 2012 and Ship Finance International Limited since 2011, and has served as the Chairman of the Board of Directors of Aktiv Kapital AS and Deep Sea Supply plc since May 2013.

Georgina E. Sousa has served as a director since September 2013. Mrs. Sousa has also served as our Secretary since our inception in February 2011. She is currently a director of Golar LNG Limited, a director and the Head of Corporate Administration for Frontline and the Company Secretary of Seadrill. Until January 2007, she was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Alf Ragnar Løvdal has served as our Chief Executive Officer since January 2013. Mr. Løvdal served as Senior Vice President for Seadrill in the Asia Pacific region from April 2009 until December 2012. He was previously Chief Executive Manager of Archer. Mr. Løvdal has nearly 30 years of experience in the oil and gas industry, 20 years of which he was responsible for the well services business for the drilling contractor Smedvig, which Seadrill acquired in early 2006. Mr. Løvdal has held several senior positions including general manager of operations for the mobile units. Prior to his employment with Seadrill, Mr. Løvdal held various positions in different oil service companies, including five years of offshore field experience with Schlumberger. He has a degree in mechanical engineering from Horten Engineering Academy in Norway.

Rune Magnus Lundetræ has served as our Chief Financial Officer since May 2012. Mr Lundetræ is also the Chief Financial Officer of Seadrill Management, a position he has held since February 2012. Before his current position, Mr. Lundetræ was Finance Director for Seadrill Americas and Commercial Director for Seadrill Europe (an entity within the NADL Businesses). He also served as Chief Financial Officer for Scorpion Offshore Ltd after Seadrill acquired a majority stake in the company in July 2010. Prior to joining Seadrill, Mr. Lundetræ worked as an auditor for KPMG and PricewaterhouseCoopers in Stavanger, Norway from 2001 until 2007. Mr. Lundetræ has a degree in management from the London School of Economics in 2001 and a degree in accounting and auditing from the Norwegian School of Business Administration (NHH). He registered as a Certified Public Accountant (CPA) in Norway in 2005.

Robert Hingley-Wilson has been appointed to succeed Mr. Rune Magnus Lundetræ as our Chief Financial Officer upon the completion of this offering, effective as of the time that we become a public reporting company. Mr. Hingley-Wilson has served since February 2012 and will continue to serve as Chief Accounting Officer and Senior Vice President of Seadrill. Mr. Hingley-Wilson has served as Group Chief Accountant to a group of related companies since 2010 as an employee of Frontline Corporate Services UK Ltd. Mr. Hingley-Wilson has an extensive background in mergers and acquisitions and complex accounting with both Frontline Ltd. and its associated companies and PricewaterhouseCoopers in New York City and London, where Mr. Hingley-Wilson worked from 1996 until joining Frontline Ltd. in 2010. Mr. Hingley-Wilson has a law degree and trained as a Solicitor in the United Kingdom, and has been a member of the Institute of Chartered Accountants in England and Wales since 1998.

Board of Directors and Committees

Our board of directors currently consists of six members, of which two are considered “independent” under the rules of the NYSE: Mrs. Blankenship and Mr. Leand.

Our board of directors has established an audit committee that consists of one director, Mrs. Kate Blankenship. Our audit committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the audit committee supports the board of directors in the administration and exercise of its responsibility for supervisory oversight of financial reporting and internal control matters and maintains appropriate relationships with our auditors. Our board of directors has determined that Mrs. Blankenship qualifies as “independent” under Rule 10A-3 under the Exchange Act, and as an “audit committee financial expert” for purposes of SEC rules and regulations.

Our board of directors will also establish a conflicts committee composed of at least two members of our board of directors to review all transactions that the board of directors believes may involve conflicts of interest, including without limitation, the exercise of the right of first refusal or any waiver of rights under the Cooperation Agreement, and will determine if such transaction and the resolution of the conflict of interest is fair and reasonable to us. At least 50% of the members of the conflicts committee may not be officers or employees of us or directors, officers or employees of Seadrill or its affiliates. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, and not a breach by our directors of any duties any of them may owe us or our shareholders.

Our board of directors may, in the future, establish such other committees as it determines from time to time.

Corporate Governance Practices

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences.

Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our Bye-laws, two of six members of our board of directors are independent according to the NYSE’s standards for independence.

Compensation Committee and Nominating/Corporate Governance Committee. The NYSE requires that a listed U.S. company have a compensation committee and a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our Bye-laws, we do not currently have a compensation committee or nominating or corporate governance committee.

Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Bermuda law and our Bye-laws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of one independent member of our board of directors. Pursuant to our audit committee charter, the audit committee confers with our independent registered public accounting firm and reviews, evaluates and advises the board of directors concerning the adequacy of our accounting systems, our financial reporting practices, the maintenance of our books and records and our internal controls. In addition, the audit committee reviews the scope of the audit of our financial statements and results thereof.

Corporate Governance Guidelines. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

Board of Directors and Executive Compensation

On September 20, 2013, at our annual general meeting of shareholders, the aggregate remuneration payable to our directors for 2013 was set to a maximum of $400,000. We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. Total compensation to be paid to directors for 2013 is $180,000. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Bermuda law. Further, none of the members of our board of directors or officers will receive any benefits upon termination of their directorships or officers positions.

All references in this prospectus to “our officers” include those officers of North Atlantic Management and Seadrill Management who perform executive officer functions for our benefit. See “Management.” In addition, Seadrill Management provides treasury and financial advisory services, insurance placement and building supervisory services under the Services Agreement. The Services Agreement may be terminated by either party upon one month’s notice. In consideration of the services provided to us, we pay Seadrill Management a fee that includes the operating costs attributable to us plus a margin of 8%. For the six month period ended June 30, 2013 and the fiscal year ending December 31, 2012, we paid Seadrill Management remuneration for its services in the amount of $13.8 million and $18.9 million, respectively. See “Certain Relationships and Related Party Transactions—Services Agreement.”

During the period from April 1, 2011 (the closing date of the North Atlantic Restructuring) through December 31, 2011, our directors and executive officers were paid aggregate compensation, excluding stock options, of $2.9 million, and exercised stock options of $9.4 million under the Seadrill stock option plan, in relation to their services to us and our parent company Seadrill. We have recorded our share of these costs amounting to $1.2 million, in our consolidated financial statements.

For the year ending December 31, 2012, our directors and executive officers were paid aggregate compensation, excluding stock options, of $8.1 million, and exercised stock options of $12.7 million under the Seadrill stock option plan, in relation to their services to us and our parent company Seadrill. We have recorded our share of these costs, amounting to $2.5 million, in our consolidated financial statements.

Equity Compensation Plans

On February 14, 2011, our board of directors resolved to establish a share option based incentive plan for our employees and directors, approved a set of rules applicable to the plan and reserved 6,000,000 of our authorized, but unissued common shares for use to satisfy future exercises of options granted under the plan.

Further, our board of directors also resolved that options granted prior to the listing of the underlying shares could be granted at an exercise price equal to the subscription price in the private placement in February 2011, or $8.50 per share.

No options have, to date, been granted under this plan.

In addition, on November 7, 2013, our board of directors approved and adopted a restricted stock unit plan, setting forth the rules pursuant to which our board of directors may, at its discretion, grant to eligible employees restricted stock units representing the right to receive common shares of us. As of the date of this prospectus, 278,778 restricted stock units have been granted under this plan, which are scheduled to vest on December 1, 2016. All awards granted under the plan may vest early upon a change of control or a voluntary winding up of us.

Employees

As of October 18 2013, we employed approximately 1,597 people, including contracted labor, in our offices in Stavanger, Bergen and Aberdeen, including 297 onshore employees and 1,300 offshore employees. Some of our employees and our contracted labor, who work in Norway and the United Kingdom, are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as stable, productive and professional. At present, there are no ongoing negotiations or outstanding issues.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

North Atlantic Restructuring

On February 17, 2011, we entered into an agreement with Seadrill to acquire five harsh environment drilling rigs, by purchasing all of the shares in the Seadrill subsidiaries owning these drilling rigs, and one rig under construction, including all relevant contracts, spares, stores and offshore personnel related to the rigs, which we refer to as the North Atlantic Restructuring. On March 31, 2011, we completed the North Atlantic Restructuring at a purchase price of $2.35 billion, which consisted of a cash payment of $369.8 million, the issuance to Seadrill of 150,000,000 shares valued at $8.50 per share, which will not be part of the Exchange Offer, the issuance of a $500 million 7.75% unsecured bond bearing interest at 7.75% for a term of seven years, and a $210 Million Shareholder Loan from Seadrill.

$500 Million 7.75% Unsecured Bond Due 2018

In April 2011, we issued a $500 million callable senior unsecured bond to Seadrill to partly finance the acquisition of the Acquired Vessels. The bond bears interest at a rate of 7.75% per annum, payable semi-annually in arrears, and matures in full on March 31, 2018. On December 20, 2012, Seadrill sold this bond to Metrogas, a party related to us, with a call option to repurchase the bond in full at a price equal to par plus unpaid accrued interest on the date of repurchase. On May 31, 2013, Seadrill exercised the option to repurchase the bond from Metrogas. As of June 30, 2013 the outstanding balance on the bond was $500 million, and was held entirely by Seadrill.

$210 Million Shareholder Loan

On October 24, 2011, we entered into a $210 million unsecured loan with Seadrill at an interest rate of 6.0% per annum. We repaid a portion of the loan amounting to $150.0 million on March 27, 2012 by issuing to Seadrill an aggregate of 15,000,000 common shares at $10.00 per share, and the remaining balance was repaid in full in March 2012.

$335 Million Revolving Credit Facility

On March 30, 2012, we entered into a $200 million unsecured revolving credit facility with Seadrill, which was increased to $335 million as of June 28, 2013. This facility bears interest at LIBOR plus a margin of 3.0% and matures in January 2015. As of June 30, 2013 and December 31, 2012, the outstanding balance on this facility was $214 million and $175 million, respectively. The remaining outstanding amount of $169 million under this loan was repaid in full in October 2013 with a portion of the proceeds of our NOK 1,500 senior unsecured bond issue.

$195 Million Related Party Loan

On June 28, 2013, our variable interest entity, SFL Linus Ltd., entered into a $195 million unsecured loan from Ship Finance to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The loan does not bear interest, however, Ship Finance reserves the right to charge interest once the rig is delivered from the shipyard. The proceeds of this loan will be used to finance the acquisition of the West Linus. The loan is presented as a long term debt to related parties in our balance sheet on June 30, 2013.

Short-term Loans to Seadrill

In May 2012, we lent Seadrill $60 million with an annual interest rate of Libor plus a margin of 1.9%, of which $10 million was repaid on May 23, 2012 and the balance was repaid in full in July 2012. In June 2012, we lent Seadrill $120 million with an annual interest rate of Libor plus a margin of 1.9%, which was repaid in full in July 2012.

$27.5 Million Shareholder Loan

On December 1, 2012, we entered into a $27.5 million unsecured loan facility with Seadrill. As of June 30, 2013, we have fully repaid this loan.

Acquisition of the West Linus

In May 2011, we entered into an agreement to acquire a harsh environment jack-up rig, the West Linus, which is currently under construction at Jurong, from Seadrill for $90 million, the price that Seadrill had paid Jurong for the initial installment according to the construction contract.

Sale and Leaseback Agreement with Ship Finance

In June 2013, we entered into a combined sale and leaseback arrangement pursuant to which we sold all of the shares of North Atlantic Linus Ltd, our wholly-owned subsidiary that owns the West Linus, to Ship Finance. The West Linus is currently under construction at Jurong, and upon its scheduled delivery in December 2013, the drilling rig will be chartered back to us on a bareboat charter for a period of 15 years from commencement of its operations at a contracted daily rate of $222,000 for the first five years and an average of approximately $115,000 for the remaining ten years.

The purchase price to be paid by Ship Finance will be the market value of the rig on the day it is delivered from Jurong determined as the average of valuations obtained from two independent rig brokers on a charter free basis, but shall not in any event exceed $600 million. We received $195 million of the purchase price at the closing of the agreement, while the remaining balance of the purchase price is payable upon delivery of the rig. Ship Finance has secured financing of the purchase price for the West Linus through a combination of cash and debt. We are responsible for paying the final yard installment plus other project costs and variation orders for the construction of the West Linus, which will be financed through cash we expect to receive from Ship Finance in connection with the combined sale and leaseback of the rig.

We have been granted four purchase options on each of the fifth, eighth, tenth and fifteenth anniversary of commencement of operations to repurchase the rig for $370 million, $295 million, $245 million and $170 million, respectively. Ship Finance has an option to sell the acquired shares back to us with immediate effect for an amount equal to all cash payments made by Ship Finance plus interest and expenses, if the rig has not been successfully delivered from the yard and unconditionally accepted by us by February 28, 2014. Ship Finance also has an option to sell the rig back to us at the end of the charter period for $100 million if we do not exercise our call options. Seadrill has granted a guarantee in the principal amount of up to $525 million issued in favor of Ship Finance, which will become payable in the event that the West Linus is not unconditionally accepted by us prior to June 30, 2014.

In accordance with U.S. GAAP, we have determined that SFL Linus Ltd, the Ship Finance subsidiary which owns the rig, is a variable interest entity, or VIE, and that we are the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. We did not record any gain or loss from the sale of the unit in our financial statements, as it will continue to be reported as an asset at its original cost on our balance sheet. At June 30, 2013, the unit is reported under Newbuildings on our balance sheet.

Private Placement Transactions

In March 2011, we issued an aggregate of 150,000,000 of our common shares to Seadrill in connection with the closing of the North Atlantic Restructuring.

On March 27, 2012, we completed a private placement of 30,000,000 of our common shares, of which Seadrill purchased 15,000,000 common shares. The proceeds from this private placement were partially used to fully repay our outstanding indebtedness to Seadrill under the Shareholder Loan.

Only non-affiliate shareholders who acquired common shares in the private placements can take part in the Exchange Offer.

Uncertain Tax Position

At December 31, 2012, we had a liability for an uncertain tax position of $142 million related to the move of legal entities to a new tax jurisdiction and the use of the U.S. dollar as the functional currency for tax reporting purposes, and an asset of $79 million related to an indemnity which Seadrill had given to us for any associated tax claims exceeding $63 million which is discussed in further detail in Note 6 to our audited consolidated and combined consolidated financial statements, included herein. On June 28, 2013, we sold to Seadrill all of the shares of Seadrill Norge Holding AS and Seadrill Norge AS, our wholly-owned subsidiaries, which were counterparties to the tax dispute. As such, our provision for uncertain tax positions was reduced to $0.1 million at June 30, 2013.

Performance guarantees

Seadrill provides performance guarantees in connection with the Company’s drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $300 million at June 30, 2013 and December 31, 2012.

In addition, the Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

The following performance guarantees issued by Seadrill are currently outstanding:

•	$20 million performance guarantee in favor of Exxon dated June 28, 2011.

•	$50 million performance guarantee in favor of Statoil Petroleum AS dated August 19, 2010.

•	$25 million performance guarantee in favor of A/S Norske Shell effective from May 10, 2007.

•	$30 million performance guarantee in favor of Total E&P United Kingdom Limited dated July 12, 2010.

•	$25 million performance guarantee in favor of Statoil Petroleum AS dated March 31, 2011.

•	$50 million performance guarantee in favor of Conoco Philips dated April 12, 2011.

•	$50 million performance guarantee in favor of Statoil Petroleum AS dated April 19, 2010.

•	$50 million performance guarantee in favor of Statoil Petroleum AS dated January 2, 2012.

Services Agreement

We rely on certain current executive officers of Seadrill, who are employed through Seadrill Management, to perform, among other things, Chief Executive Officer and Chief Financial Officer services for our benefit and who are responsible for our day-to-day management pursuant to the Services Agreement, subject to the direction and oversight of our board of directors. Prior to April 2013, the services provided by Seadrill Management were provided by Seadrill Management AS on similar terms. Mr. Alf Ragnar Løvdal was appointed to serve as our Chief Executive Officer effective as of January 1, 2013 and is employed through North Atlantic Management. Mr. Rune Magnus Lundetræ has been appointed to serve as our Chief Financial Officer until the time that we become a public reporting company. Mr. Robert Hingley-Wilson has been appointed to succeed Mr. Rune Magnus Lundetræ as our Chief Financial Officer effective upon the completion of this offering and will be employed through Seadrill Management. All references in this prospectus to “our officers” include those officers of North Atlantic Management and Seadrill Management who perform executive officer functions for our benefit. See “Management.” In addition, Seadrill Management provides treasury and financial advisory services, insurance placement and building supervisory services under the Services Agreement. The Services Agreement may be terminated by either party upon one month’s notice. In consideration of the services provided to us, we paid Seadrill Management AS a fee that includes the operating costs attributable to us plus a margin of 5% and, effective as of January 2013, we pay Seadrill Management a fee that includes the operating costs attributable to us plus a margin of 8%. For the six month period ended June 30, 2013 and the year ending December 31, 2012, we paid Seadrill Management remuneration for its services in the amount of $13.8 million and $18.9 million, respectively.

Administrative Services

We also receive corporate, secretarial and certain other administrative services relating to the jurisdiction of Bermuda from Frontline Management under the Services Agreement with Seadrill Management. Frontline Management is a wholly-owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a principal shareholder. As of October 18, 2013, Hemen Holding held approximately 0.73% of our shares and has an indirect interest in us through its ownership in Seadrill. In addition, as of October 18, 2013, Hemen Holding had a total return swap agreement with underlying exposure to 3,530,000 shares of us.

Operation and Management of the West Hercules

The West Hercules, a harsh environment, semi-submersible drilling rig, is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We have subsequently entered into a management agreement with Seadrill which replaced the bareboat charter agreement effective from November 1, 2013, pursuant to which we will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. Details of the respective agreements are as follows:

Bareboat Agreement (effective July 2012 through October 31, 2013):

In July 2012, we entered into a bareboat charter agreement with Seadrill for the operation of the West Hercules. Under the terms of the agreement, we leased the West Hercules from Seadrill at a daily rate of $214,389 which was due to increase to $229,326 as of January 31, 2014, and operated the rig in Norway under a four year contract with Statoil which commenced on January 31, 2013. North Atlantic Management provided management services for the West Hercules during the drilling contract with Statoil and was responsible for, among other things, budgeting and accounting functions, technical management, staffing and commercial management of the customer and suppliers.

Termination Agreement (effective November 1, 2013):

We have agreed to assign the West Hercules drilling contract with Statoil to Seadrill and terminate the existing bareboat charter agreement between us and Seadrill effective from November 1, 2013 which is conditioned on our receipt of Statoil’s consent to proceed with such contract assignment prior to January 1, 2014. No compensation was payable by Seadrill in exchange for the assignment, nor was any compensation payable by us to Seadrill for the cancellation of the existing bareboat charter agreement.

Management Agreement (effective November 1, 2013):

We have entered into a management agreement with Seadrill containing the following key terms:

•	Effective November 1, 2013, subject to Statoil’s consent to the drilling contract assignment from us to Seadrill.

•	Expires on the date on which the drilling contract with Statoil is terminated or expires or the rig leaves Norwegian territorial waters.

•

We will be responsible for the technical operation, including manning the rig, supply of consumables, repairs and maintenance, regulatory compliance and other commercial management such as invoicing the client and dispute resolution.

•

All direct costs incurred by us as a consequence of the provision of services under the management agreement will be reimbursed by Seadrill with no mark up. These direct costs include normal and special operating costs, catering, commissions to agents and brokers, insurance, Seadrill corporate management and operational support fees, and other direct costs.

The management fee is approximately $34,500 per day, plus a bonus of $500 per day for each percentage point the economic utilization exceeds 95%, and the fee and bonus will be reviewed annually during the month of December each year based upon an analysis of the actual costs for the provision of services during the prior year then ending.

Archer Limited—Engineering Services

Archer Limited (OSE:ARCHER), a Bermuda oil service company in which Seadrill has a 39.9% equity interest, provides us with engineering services. We paid Archer Limited remuneration for its services in the amount of $2.1 million for the six months period ended June 30, 2013 and $3.0 million for the year ended December 31, 2012, which we believe is comparable to market terms.

Cooperation Agreement

Prior to the closing of this offering, we will enter into a cooperation agreement, or the Cooperation Agreement, with Seadrill Limited. The following discussion describes certain provisions of the Cooperation Agreement.

Cooperation

Under the Cooperation Agreement, Seadrill will agree, and will cause its controlled affiliates, to provide us with a right of first refusal to participate in any business opportunity, or a North Atlantic Business Opportunity, identified by Seadrill Limited or its controlled affiliates for drilling activities in the North Atlantic Region, which includes only the territorial waters and outer continental shelf jurisdiction of (i) Norway, (ii) the United Kingdom, (iii) Ireland, (iv) Denmark, (v) the Netherlands, (vi) the east coast of Greenland, (vii) Russia (west of the island of Diksonskiy), and (viii) all countries within the Baltic Sea and the Gulf of Bothnia. We will generally have between thirty (30) and ninety (90) days to either accept or reject such opportunity. If we reject or do not timely accept the North Atlantic Business Opportunity, Seadrill or its controlled affiliates may pursue the North Atlantic Business Opportunity. Seadrill Partners LLC is expressly excluded from the Seadrill affiliates subject to the Cooperation Agreement.

We will agree, and will cause our controlled affiliates, to provide Seadrill Limited or its controlled affiliates (other than us or our subsidiaries) with a right of first refusal to participate in any business opportunity, or a Seadrill Business Opportunity, identified by us for drilling activities outside of the North Atlantic Region. Seadrill will generally have between thirty (30) and ninety (90) days to either accept or reject such opportunity. If Seadrill rejects or does not timely accept the Seadrill Business Opportunity, Seadrill or its controlled affiliates may pursue the North Atlantic Business Opportunity.

Conflicts Committee

Under the Cooperation Agreement, a conflicts committee will review all transactions that the board of directors believes may involve conflicts of interest, including exercise of the right of first refusal described in the two preceding paragraphs, or any waiver of our rights under the Cooperation Agreement and will determine such transaction and the resolution of the conflict of interest is fair and reasonable to us. At least 50% of the members of the conflicts committee may not be officers or employees of us or officers or employees of our controlling shareholder or its affiliates. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, and not a breach by our directors of any duties any of them may owe us or our shareholders.

Term, Termination and Amendments

The Cooperation Agreement has a five (5) year term and shall terminate with immediate effect in the event Seadrill ceases to beneficially own a majority of our outstanding common shares. The Cooperation Agreement may be amended or terminated at any time upon the written agreement of the parties.

Related Party Balances

The following are the related party balances as of June 30, 2013 and December 31, 2012:

(in millions of U.S. dollars)	June 30, 2013	December 31, 2012
Receivables
Seadrill	—	102.3
Seadrill Offshore AS	13.2	140.6
Seadrill Norge AS	0.2	—

Total receivables and short-term interest bearing loans	13.4	242.9

Payables
Seadrill.	0.3	—
Seadrill Insurance Ltd.	4.2	4.5
Seadrill Offshore AS	4.0	—
Seadrill Management AS	1.6	7.9
Seadrill Deepwater Crewing Ltd.	—	11.7
Seadrill Deepwater Units Ltd.	2.3	12.1
Seadrill Eminence Ltd	—	10.0
Other Seadrill subsidiaries	0.1	1.1

Total payables	12.5	47.3

Non-current shareholder loan from Seadrill	214.4	175.0
Non-current loan facility from Seadrill Eminence Ltd.	—	27.5
Bond loan, subscribed in full by Seadrill.	500.0	500.0
Non-current related party loan from Ship Finance	195.0	—

Receivables and payables with related parties arise when the we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears. Amounts due to Seadrill and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business. Interest charged relating to the bond loan and shareholder loan to Seadrill for the years ended December 31, 2012 and 2011 amounted to $43.5 million and $38.7 million, respectively. Interest earned on the loan to Seadrill for the year ended December 31, 2012 was $0.2 million.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common shares as of the date of this prospectus and upon completion of this offering held by beneficial owners of 5% or more of our common shares and by all of our directors and officers as a group. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner	Common Shares Beneficially Owned Prior to Offering			Common Shares to be Beneficially Owned After Offering
	Number		Percentage(1)	Number		Percentage(2)
Seadrill Limited(3)	168,313,723		73%	168,313,723			%
John Fredriksen		*			*
Kate Blankenship		*			*
Cecile Fredriksen		*			*
Harald Thorstein		*			*
Paul Leand		*			*
Georgina Sousa		*			*
Alf Ragnar Løvdal		*			*
Robert Hingley-Wilson		*			*
Directors and executive officers as a group	72,000			72,000
Shareholders in the United States**	19,434,804		8.4%				%

*	Less than 1.0% of our outstanding common shares.
**	As of October 31, 2013, there were 35 shareholders of record, all of whom were registered in the Norwegian VPS, with addresses in the United States.
(1)	Calculated based on 230,003,000 shares.
(2)	Calculated based on shares, which assumes the underwriters do not exercise their over-allotment option.
(3)	Hemen Holding is Seadrill’s principal shareholder and currently owns 115,097,583 shares representing 24.6% of Seadrill’s outstanding common shares. In addition, Hemen Holding has a total return swap agreement with underlying exposure to 3,900,000 shares of Seadrill. Hemen Holding owns 1,687,340 shares of us. In addition, Hemen Holding has a total return swap agreement with underlying exposure to 3,530,000 shares of us.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our Memorandum of Association and Bye-laws currently in effect. Because the following is a summary, it does not contain all of the information that you may find useful. For more complete information, see our Memorandum of Association and Bye-laws, copies of which are attached hereto as exhibits to the registration statement, of which this prospectus is a part.

Purpose

Our purpose, as stated in our Memorandum of Association, is to engage in any lawful act or activity for which companies may be organized under the Bermuda Companies Act of 1981, or the Companies Act.

Authorized Capitalization

Under our Memorandum of Association, our authorized share capital is $2,000,000,000 divided into 400,000,000 shares, each with a par value of $5.00. Currently, there are 230,003,000 shares (including 2,373,863 shares held as treasury shares) issued and              outstanding. Upon completion of this offering, we will have outstanding common shares.

Share History

On February 11, 2011, we issued 3,000 common shares to Seadrill in connection with our formation.

On February 16, 2011, we issued 50,000,000 common shares in a private transaction exempt from registration under the Securities Act.

In March, 2011, we issued 150,000,000 common shares to Seadrill in connection with the closing of the North Atlantic Restructuring, in a private transaction exempt from registration under the Securities Act.

In March 2012, we issued 30,000,000 common shares in a private transaction exempt from registration under the Securities Act, of which Seadrill purchased 15,000,000 common shares.

In July 2011 and September 2011, we repurchased an aggregate of 2,373,823 common shares, which are held as treasury shares, at an average price of $7.35 per share based on the Bloomberg Composite Rate of NOK5.94 per $1.00 on October 31, 2013.

On November 19, 2012, we effected a consolidation of our common shares through a one-for-five reverse stock split. The resulting repurchased fractional shares are held by us as treasury shares. Following this reverse stock split we have 230,003,000 shares outstanding and 2,373,863 treasury shares, which include 40 shares that were repurchased by us in lieu of issuing fractional shares.

Concurrently with this offering, we will offer to exchange all of the unregistered common shares we previously issued in the 2011 Private Placement and March 2012 Private Placement, other than common shares owned by Seadrill or other affiliates of ours, for common shares that have been registered under the Securities Act, which we refer to as the Exchange Offer. The Exchange Offer will be made only by means of a prospectus and a related letter of transmittal. See “Business—Exchange Offer.”

Common Shares

Shareholder Rights

Shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Holders of common shares are entitled to receive, ratably, all dividends, if and when declared by our board of directors, out of funds legally available for dividends, subject to any preferred dividend right of holders of any preference shares. Holders of common shares do not have pre-emptive, subscription, redemption, conversion or sinking fund rights, and do not have any cumulative voting rights. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares which we may issue in the future. Directors to be elected by shareholders require a simple majority of votes cast at a meeting at which a quorum is present. For all other matters, unless a different majority is required by law or our Bye-laws, resolutions to be approved by shareholders require approval by a simple majority of votes cast at a meeting at which a quorum is present.

Upon liquidation, dissolution or winding up of the Company, under Bermuda law, shareholders will be entitled to receive, ratably, our net assets available after the payment of all our debts and liabilities and any preference amount owed to any preference shareholders.

Other Rights

Special rights attaching to any class of our shares may be altered or abrogated with the consent, in writing, of not less than 75% of the issued shares of that class, or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy.

Directors

Our Bye-laws currently provide that the number of directors shall be such number not less than two, or as the shareholders by ordinary resolution may from time to time determine. At the 2013 annual general meeting held on September 20, 2013, our shareholders set the maximum number of directors to eight. Our board of directors currently consists of six members. Directors shall serve until re-elected or their successors are appointed at the next annual general meeting of shareholders.

Under the Companies Act, subject to a company’s bye-laws, the shareholders of a company may, at a special general meeting called for that purpose, remove any director. Any director whose removal is to be considered at such a special general meeting is entitled to receive not less than 14 days’ notice and shall be entitled to be heard at the meeting. A vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director or in the absence of such election, by the other directors.

Shareholder meetings

Under our Bye-laws, annual meetings of shareholders will be held at such times and places as our board of directors shall designate each calendar year. Special meetings of shareholders may be called by our board of directors at any time and, pursuant to Bermuda law, special meetings must be called at the request of shareholders holding at least 10% of our paid-up share capital carrying the right to vote at general meetings. Under our Bye-laws, at least five days’ notice of an annual meeting or any special meeting must be given to each shareholder entitled to vote at that meeting. Under Bermuda law, accidental failure to give notice will not invalidate proceedings at a meeting. Our board of directors may set a record date at any time before or after any date on which such notice is dispatched.

Dissenters’ Rights of Appraisal

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholders’ Derivative Actions

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged, to be beyond the corporate power of the company, or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. However, generally a derivative action will not be permitted where there is an alternative action available that would provide an adequate remedy. Any property or damages recovered by derivative action go to the company, not to the plaintiff shareholders. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company or that the company be wound up.

A statutory right of action is conferred on subscribers to shares of a Bermuda company against persons (including directors and officers) responsible for the issue of a prospectus in respect of damage suffered by reason of an untrue statement contained in the prospectus, but this confers no right of action against the Bermuda company itself. In addition, subject to any limitations that may be contained in the company’s bye-laws a shareholder may bring a derivative action on behalf of the company to enforce a right of the company (as opposed to a right of its shareholders) against its officers (including directors) for breach of their statutory and fiduciary duty to act honestly and in good faith with a view to the best interests of the company.

Our Bye-laws contain provisions whereby each shareholder agrees that the liability of our officers shall be limited, and further agrees to waive any claim such shareholder may have, whether individually or derivatively, against our officers in respect of the officer’s performance of his or her duties, and to indemnify and hold harmless its officers in respect of any liability attaching to such officer incurred by him or her as an officer of the Company. The restrictions on liability, the indemnity and the waiver do not extend to any liability of an officer for fraud or dishonesty.

Limitations on Director Liability and Indemnification of Directors and Officers

Bermuda law permits the bye-laws of a Bermuda company to contain provisions excluding personal liability of a director, alternate director, officer, member of a committee authorized under the company’s bye-laws, resident representative or their respective heirs, executors or administrators to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power, generally, to indemnify directors, alternate directors and officers of the company and any member of a committee authorized under the company’s bye-laws, resident representatives or their respective heirs, executors or administrators if any such person was or is a party, or threatened to be made a party, to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, alternate director or officer of the company or member of a committee authorized under the company’s bye-laws, resident representative or their respective heirs, executors or administrators or was serving in a similar capacity for another entity at the company’s request.

Our Bye-laws provide that our current directors, officers, resident representative and members of our board committees shall be indemnified out of the funds of the Company from and against all civil liabilities, loss, damage or expense incurred or suffered by him or her as such director, officer, resident representative or committee member, and the indemnity extends to any person acting as a director, officer, resident representative or committee member of the Company, in the reasonable belief that he or she has been so appointed or elected notwithstanding any defect in such appointment or election. Such indemnity shall not extend to any matter which would render it void pursuant to the Companies Act.

Transfer Agent

The registrar and transfer agent for our shares of common shares is Computershare Trust Company, N.A.

CERTAIN BERMUDA COMPANY CONSIDERATIONS

Our corporate affairs are governed by our Memorandum of Association and Bye-laws and by the Companies Act. You should be aware that the Companies Act differs in certain material respects from the laws generally applicable to U.S. companies incorporated in the State of Delaware. Accordingly, you may have more difficulty protecting your interests under Bermuda law in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction, such as the State of Delaware. The following table provides a comparison between the statutory provisions of the Companies Act and the Delaware General Corporation Law relating to shareholders’ rights.

Bermuda	Delaware
Shareholder Meetings and Voting Rights

Shareholder meetings may be held at such times and places as designated in the byelaws. A company may, by resolution of its shareholders, elect to dispense with the holding of annual general meetings (for the year in which the election is made and any subsequent year(s), for a specified number of years, or indefinitely). In any year in which an annual general meeting would be required to be held but for the above election to dispense with the holding, and in which no general meeting has been held, any shareholder or shareholders of the company may, by notice to the company not later than three months before the end of the year, require the holding of an annual general meeting in that year	Shareholder meetings may be held at such times and places as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors at any time. A special shareholder meeting may be called at the request of shareholders holding at least 10% of paid-up share capital carrying the right to vote at general meetings.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

A minimum of five days’ notice of an annual meeting or special meeting must be given to each shareholder. Accidental failure to give notice will not invalidate proceedings at a meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting. Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder meetings may be held in or outside of Bermuda.	Shareholder meetings may be held within or without the State of Delaware.

Shareholders may take action by written consent with 100% shareholders consent required.	Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Bermuda	Delaware
Transactions with Significant Shareholders

A company may enter into certain business transactions with its significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from our board of directors but without obtaining prior approval from our shareholders.	Subject to certain exceptions and conditions, a corporation may not enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder without prior approval from shareholders holding at least 66 2/3% of the corporation’s outstanding voting stock which is not owned by such interested shareholder.

Dissenters’ Rights of Appraisal

In the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

Shareholders’ Suits

Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of a company’s memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it.	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter developed upon such shareholder by operation of law.

Indemnification of Directors and Officers

A company’s bye-laws may contain provisions excluding personal liability of a director, alternate director, officer, member of a committee authorized under the company’s bye-laws, resident representative or their respective heirs, executors or administrators to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty. Companies also have the power, generally, to indemnify directors, alternate directors and officers of a company and any	A corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Bermuda	Delaware

member of a committee authorized under the company’s bye-laws, resident representatives or their respective heirs, executors or administrators if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, alternate director or officer of the company or member of a committee authorized under the company’s bye-laws, resident representative or their respective heirs, executors or administrators or was serving in a similar capacity for another entity at the company’s request.

Directors

The board of directors must consist of at least one member, although the minimum number of directors may be set higher.	The board of directors must consist of at least one member.

The maximum number of directors may be set by the shareholders at a general meeting or in accordance with the Bye-laws. The maximum number of directors is usually fixed by the shareholders at the annual general meeting and may be fixed at a special general meeting. Only the shareholders may increase or decrease the number of directors’ seats last approved by the shareholders. If the maximum number of directors fixed by the shareholders has not been elected by the shareholders, the shareholders may authorize the board of directors to fill any vacancies.	Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Duties of Directors

Members of a board of directors owe a fiduciary duty to the company to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.	The business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

SHARES ELIGIBLE FOR FUTURE SALE

             common shares, or     %, of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

After this offering, we will have outstanding              common shares. This includes the              we are selling in this offering, which may be resold in the public market immediately. The remaining     %, or              shares, of our total outstanding shares will become available for resale in the public market as shown in the chart below.

As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Number of shares / % of total outstanding	Date of availability for resale into public market
/ %	days after the date of this prospectus due to an agreement these shareholders have with the underwriters. However, the underwriters can waive this restriction and allow these shareholders to sell their shares at any time subject to the limitations imposed by the U.S. securities laws applicable to our affiliates.

/ %	Following the completion of the Exchange Offer, which will be completed shortly after this offering, up to an additional common shares that were sold in the 2011 Private Placement and the March 2012 Private Placement may be available for trading in the U.S. markets.

TAX CONSIDERATIONS

Bermuda Tax Considerations

In the opinion of MJM Limited, our Bermuda counsel, the following are the material Bermuda tax consequences of the ownership of our common shares. We are not currently subject to taxation under the laws of Bermuda. Distributions we receive from our subsidiaries also are not subject to any Bermuda tax. There is currently no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions they receive from us with respect to our common shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders are encouraged to consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.

We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent of the application of any tax payable in accordance with the provisions of the Land Tax Act 1967. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our common shares through partnerships or other pass-through entitles, investors that own, actually or under applicable constructive ownership rules, 10 percent or more of our common shares, persons that will hold the common shares as part of a hedging transaction, “straddle” or “conversion transaction,” persons who are deemed to sell the common shares under constructive sale rules and persons who are liable for the alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the “Company,” “we” and “us” are to North Atlantic Drilling Ltd. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the holder’s common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common shares will be listed after this offering); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common share); and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Non-Corporate Holder’s adjusted tax basis (or fair market value in certain circumstances) in a share of common shares paid by us. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a U.S. Non-Corporate Holder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Subject to the discussion of passive foreign investment companies below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares The U.S. Holder’s initial tax basis in its shares generally will be the U.S. Holder’s purchase price for the shares and that tax basis will be reduced (but no below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under “—United States Federal Income Taxation of U.S. Holders—Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our shares. This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common shares.

Passive Foreign Investment Company

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

•

at least 75 percent of the corporation’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50 percent of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25 percent of the value of the subsidiary’s stock.

Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business or receiving the rental income from a related party.

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we intend to take the position that, and our counsel Seward & Kissel LLP is of the opinion that, we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets and income to our counsel. While we believe these representations, valuations and projections to be accurate, no assurance can be given that they will continue to be accurate. Moreover, we have not sought, and we do not expect to seek, a ruling from the Internal Revenue Service, or the IRS, on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below.

If we were to be treated as a PFIC for any taxable year, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such U.S. Holder’s common shares.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and such U.S. Holder would need to make a separate QEF election for any such subsidiaries. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The “mark-to-market” election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. It should be noted that the mark-to-market election would likely not be available for any of our subsidiaries which are treated as PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These rules would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of our common shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares that are effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30 percent, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-U.S. Holder sells his common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that he is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

Other Tax Considerations

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of common shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common shares.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

We have applied to list our common shares on the New York Stock Exchange under the trading symbol “NADL.” Our common shares are currently traded on the Norwegian OTC List, an over the counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association, under the symbol “NADL.”

We and certain of our affiliates, including our directors and officers, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares;

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of common shares to the underwriters; or

•

the issuance by the Company of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the transfer of common shares, provided that (i) such plan does not provide for the transfer of common shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the restricted period.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or a material news event relating to us occurs, or

•

prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period or provide notification to Morgan Stanley & Co. LLC of any earnings release or material news or material event that may give rise to an extension of the initial restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. Morgan Stanley has no present intent or arrangement to release any of the securities that would be subject to these lock-up agreements.

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us and our affiliates, for which they received or will receive customary fees and expenses.

Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the Company and its affiliates. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market in the United States for our common shares. The initial public offering price will be determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of Bermuda as a corporation. Bermuda has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Gary J. Wolfe of Seward & Kissel LLP, located at One Battery Park Plaza, New York, New York 10004, to accept service of process on our behalf in any such action.

MJM Limited, our counsel as to Bermuda law, has advised us that there is uncertainty as to whether the courts of Bermuda would (1) recognize or enforce against us or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in Bermuda, based on these laws.

LEGAL MATTERS

Matters relating to United States law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. The validity of the common shares and certain other matters relating to Bermuda law will be passed upon for us by MJM Limited, Thistle House 4 Burnaby Street, Hamilton HM 11, Bermuda. Certain legal matters with respect to United States Federal and New York law in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The Consolidated and Combined Consolidated Carve-Out Financial Statements of North Atlantic Drilling Limited as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012 included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers AS, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers AS is a member of the Norwegian Institute of Public Accountants. PricewaterhouseCoopers AS is located at Dronning Eufemiasgate 8, N-0191, Oslo, Norway.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our common shares offered by this prospectus. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement on Form F-1 we filed. Although we believe that we have accurately summarized the material terms of documents filed as exhibits to the registration statement, you should read those exhibits for a complete statement of their provisions. The registration statement on Form F-1, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee		$5,456
Printing and Engraving Expenses		$200,000
Legal Fees and Expenses	$	*
Accountants’ Fees and Expenses	$	*
NYSE Listing Fee	$	*
FINRA Fee		$30,000
Blue Sky Fees and Expenses	$	*
Transfer Agent’s Fees and Expenses	$	*
Miscellaneous Costs		$100,000

Total	$	*

*	To be provided by amendment.

INDEX TO FINANCIAL STATEMENTS OF NORTH ATLANTIC DRILLING LTD.

Index to Unaudited Interim Consolidated Financial Statements

Unaudited Consolidated Statement of Operations for three and six months ended June 30, 2013 and 2012	F-2

Unaudited Consolidated Statement of Comprehensive Income / (Loss) for the three and six months ended June 30, 2013 and 2012	F-3

Unaudited Consolidated Balance Sheets as of June 30, 2013 and December 31, 2012	F-4

Unaudited Consolidated Statement of Cash Flows for the six months ended June 30, 2013 and 2012	F-5

Unaudited Consolidated Statement of Changes in Equity for the six months ended June 30, 2013	F-7

Notes to Combined Consolidated Carve-out Financial Statements	F-8

Index to Consolidated and Combined Consolidated Carve-out Financial Statements

Report of Independent Registered Public Accounting Firm	F-26

Consolidated Statement of Operations for the year ended December 31, 2012 and Combined Consolidated Carve-out Statement of Operations for the year ended December 31, 2011	F-27

Consolidated Statement of Comprehensive Income for the year ended December 31, 2012 and Combined Consolidated Carve-out Statement of Comprehensive Income for the year ended December 31, 2011	F-28

Consolidated Balance Sheet as of December 31, 2012 and 2011	F-29

Consolidated Statement of Cash Flows for the year ended December 31, 2012 and Combined Consolidated Carve-out Statement of Cash Flows for the year ended December 31, 2011	F-30

Consolidated Statement of Changes in Equity for the year ended December 31, 2012 and Combined Consolidated Carve-out Statement of Changes in Equity for the year ended December 31, 2011	F-32

Notes to Combined Consolidated Carve-out Financial Statements	F-33

NORTH ATLANTIC DRILLING LIMITED

Unaudited Consolidated Statements of Operations

(In millions of US$)

	Three month period ended June 30,		Six month period ended June 30,
	2013	2012	2013	2012
Operating revenues
Contract revenues	280.3	251.1	552.1	469.8
Reimbursable revenues	94.5	16.1	140.5	30.1
Other revenues	0.0	0.0	0.0	0.1

Total operating revenues	374.8	267.2	692.6	500.0

Operating expenses
Vessel and rig operating expenses	136.2	85.5	261.4	171.0
Reimbursable expenses	90.1	15.4	132.2	28.4
Depreciation and amortization	45.3	41.4	88.8	78.6
General and administrative expenses	16.3	10.5	31.7	21.5

Total operating expenses	287.9	152.8	514.1	299.5

Net operating income	86.9	114.4	178.5	200.5

Financial items
Interest expense	(20.9)	(20.4)	(40.1)	(42.0)
Gain / (Loss) on derivative financial instruments	8.8	(21.0)	3.1	(15.1)
Foreign exchange (loss) / gain	1.2	8.4	(2.4)	(4.3)
Other financial items	(4.1)	(0.3)	(5.1)	(0.3)

Total financial items	(15.0)	(33.3)	(44.5)	(61.7)

Income before income taxes	71.9	81.1	134.0	138.8
Income taxes	(8.0)	(10.1)	(15.4)	(17.0)

Net income	63.9	71.0	118.6	121.8

Net income attributable to the shareholders	63.9	71.0	118.6	121.8

Basic earnings per share (US$)	0.281	0.312	0.521	0.570
Diluted earnings per share (US$)	0.281	0.312	0.521	0.570
Declared dividend per share (US$)	0.225	0.225	0.450	0.450

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LIMITED

Unaudited Consolidated Statements of Comprehensive Income / (Loss)

(In millions of US$)

	Three month period ended June 30,		Six month period ended June 30,
	2013	2012	2013	2012
Net income	63.9	71.0	118.6	121.8

Other comprehensive income / (loss), net of tax:
Change in actuarial loss relating to pension	3.9	(0.1)	5.3	(0.1)
Other comprehensive income / (loss), net of tax	3.9	(0.1)	5.3	(0.1)

Total comprehensive income for the period	67.8	70.9	123.9	121.7

Comprehensive income attributable to the shareholders	67.8	70.9	123.9	121.7

Note:	All items of other comprehensive income / (loss) are stated net of tax

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LIMITED

Unaudited Consolidated Balance Sheets

(In millions of US$)

	June 30, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	180.3	98.4
Restricted cash	23.1	23.6
Accounts receivables, net	254.7	211.9
Related party receivables	13.4	242.9
Deferred tax assets	9.5	9.5
Other current assets	35.1	42.4

Total current assets	516.1	628.7

Non-current assets
Goodwill	480.6	480.6
Deferred tax assets	19.0	25.8
Newbuildings	263.4	248.7
Drilling units	2,412.3	2,416.2
Other non-current assets	137.2	138.5

Total non-current assets	3,312.5	3,309.8

Total assets	3,828.6	3,938.5

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	166.7	166.7
Related party liabilities	12.5	47.3
Trade accounts payable	17.7	5.7
Tax payable	7.5	71.4
Deferred taxes	12.1	12.1
Other current liabilities	224.9	398.8

Total current liabilities	441.4	702.0

Non-current liabilities
Long-term interest bearing debt	1,500.0	1,583.3
Related party liabilities	909.4	702.5
Deferred taxes	39.7	22.1
Pension liabilities	36.9	50.1
Other non-current liabilities	43.8	40.4

Total non-current liabilities	2,529.8	2,398.4

Equity
Common shares of par value US$5 per share: 227,629,137 shares outstanding at June 30, 2013 and December 31, 2012	1,138.1	1,138.1
Additional paid-in capital	0.8	0.8
Contributed surplus	834.3	834.3
Contributed deficit	(1,188.4)	(1,186.1)
Accumulated other comprehensive loss	(27.5)	(32.8)
Accumulated earnings	100.1	83.8

Total equity	857.4	838.1

Total liabilities and equity	3,828.6	3,938.5

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LIMITED

Unaudited Consolidated Statement of Cash Flows

(In millions of US$)

	Six month period ended June 30,
	2013	2012
Cash flow from operating activities
Net income	118.6	121.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88.8	78.6
Amortization of deferred loan charges	2.6	2.6
Amortization of mobilization revenue	(5.8)	(5.4)
Amortization of tax assets	4.6	4.8
Unrealized (gain) / loss related to financial derivatives	(18.0)	12.8
Gain on disposal of fixed assets	—	(0.1)
Payments for long term maintenance	(48.0)	(33.3)
Deferred income tax expense	22.3	(1.9)
Change in operating assets and liabilities:
Trade accounts receivables	(42.8)	(18.5)
Trade accounts payables	12.0	(19.8)
Change in short-term related party receivables and liabilities	81.7	40.4
Tax payable	(20.8)	(30.0)
Other receivables and other assets	(4.2)	2.8
Other liabilities	(14.6)	19.5
Proceeds from mobilization fees	52.5	24.0

Net cash provided by operations	228.9	198.3

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LIMITED

Unaudited Consolidated Statement of Cash Flows

(In millions of US$)

	Six month period ended June 30,
	2013	2012
Cash flow from investing activities
Additions to newbuildings	(14.7)	(130.7)
Additions to rigs and equipment	(20.7)	(35.7)
Additions to other fixed assets	(0.9)	0.1
Proceeds from repayment of loan granted to related party	—	(170.0)
Changes in restricted cash	0.5	(6.7)

Net cash used in investing activities	(35.8)	(343.0)

Cash flow from financing activities
Installment paid on long term interest bearing term debt	(83.3)	(83.3)
Installment paid on shareholder loan	(365.0)	(60.0)
Proceeds from shareholder loan	270.0	197.5
Proceeds from related party loan	193.5	—
Repayment of related party loan	(21.6)	—
Proceeds from issuance of equity, net of issuance cost	—	147.3
Dividend paid	(102.3)	(95.1)

Net cash provided by / (used in) financing activities	(108.7)	106.4

Effect of exchange rate changes on cash and cash equivalents	(2.5)	(1.8)

Net increase / (decrease) in cash and cash equivalents	81.9	(40.1)
Cash and cash equivalents at the beginning of the period	98.4	147.4

Cash and cash equivalents at the end of the period	180.3	107.3

Supplementary disclosure of cash flow information
Interest paid	(41.5)	(42.2)
Taxes paid	(3.8)	(45.5)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LIMITED

Unaudited Consolidated Statement of Changes in Equity

(In millions of US$)

	Share capital	Additional paid-in capital	Contributed surplus	Accumulated earnings	Accumulated other comprehensive loss	Contributed deficit	Total equity
Balance at December 31, 2011	988.1	—	687.0	99.8	(11.6)	(1,237.6)	525.7
Issuance of common stock in private placement	150.0	150.0					300.0
Costs related to capital increase		(2.7)					(2.7)
Changes in actuarial losses related to pension					(0.1)		(0.1)
Distribution of West Phoenix settlement payment						(27.5)	(27.5)
Dividend paid				(95.1)			(95.1)
Net income				121.8			121.8

Balance at June 30, 2012	1,138.1	147.3	687.0	126.5	(11.7)	(1,265.1)	822.1

Balance at December 31, 2012	1,138.1	0.8	834.3	83.8	(32.8)	(1,186.1)	838.1

Changes in actuarial losses related to pension					5.3		5.3
Common control transaction						(2.3)	(2.3)
Dividend paid				(102.3)			(102.3)
Net income				118.6			118.6

Balance at June 30, 2013	1,138.1	0.8	834.3	100.1	(27.5)	(1,188.4)	857.4

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LIMITED

Notes to Unaudited Consolidated Financial Statements

Note 1—General information

North Atlantic Drilling Ltd (“North Atlantic”) is a Norwegian Over The Counter (N-OTC) listed company. The Company was formed as a wholly-owned subsidiary of Seadrill Limited (“Seadrill” or the “Parent”) on February 11, 2011, under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region. We were registered on the N-OTC list on February 24, 2011.

On February 16, 2011, the Company issued 50 million shares to the general public in a private placement and raised US$425 million.

Through the acquisition of other companies and investment in newbuildings, the Company has developed into a leading offshore drilling contractor in the North Atlantic Area. As of June 30, 2013, the Company owned eight offshore drilling rigs, including two drilling rigs under construction. Our fleet consists of one drillship, three jack-up drilling rigs (of which one was under construction) and four semi-submersible drilling rigs (of which one was under construction) for operations in harsh environments. In addition we operate a harsh environment semi-submersible rig on behalf of Seadrill.

As used herein, and unless otherwise required by the context, the terms the “Company”, “we”, “Group”, “our”, “us” and words of similar import refer to North Atlantic and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements as at December 31, 2012. The year-end condensed balance sheet data that was derived from our audited 2012 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in United States dollar (US dollar) rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2012 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Reverse Stock Split

On November 19, 2012, pursuant to a resolution passed at the annual general meeting held on September 21, 2012, the Company’s board of directors (the “Board”) executed a five shares to one consolidation of the ordinary shares of the Company. All references to common shares and per share data throughout these financial statements and notes to the financial statements have been adjusted for all periods presented to give retroactive effect to this reverse stock split.

Revision of previously announced Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2012

North Atlantic has revised its previously announced unaudited interim consolidated financial statements for the six months ended June 30, 2012 to correct an immaterial error related to a settlement payment received from the Samsung shipyard in the second quarter of 2012 on behalf of Seadrill. The Company has revised the unaudited interim consolidated statement of cash flows for the six months ended June 30, 2012 which resulted in an $11.0 million decrease in the “Change in short-term related party receivables and liabilities” included in “Net cash provided by operations”, a $26.5 million decrease in “Settlement of disputes with shipyard” included in “Net cash used in investing activities”, and a $37.5 million increase in “Proceeds from shareholder loan” included in “Net cash provided by financing activities”. The Company also revised the unaudited interim consolidated statement of changes in equity for the six months ended June 30, 2012, by decreasing shareholders’ equity by $27.5 million.

Note 2—Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The update is effective for interim and annual periods beginning on or after January 1, 2013. The effect of this to our interim consolidated financial statements is included in note 19.

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption did not have a material effect on our interim consolidated financial statements.

Note 3—Segment information

Operating segments

We provide harsh environment offshore drilling services to the oil and gas industry. The Company’s performance is reviewed by the chief operating decision maker as one single business segment, mobile units.

Revenues from the following customers accounted for more than 10% of the Company’s consolidated revenues:

Contract revenue split by client:

	Three months period ended June 30,		Six months period ended June 30,
	2013	2012	2013	2012
Statoil	66%	39%	62%	37%
Shell	16%	22%	18%	24%
Exxon Mobile	8%	—	11%	—
Total	9%	21%	9%	21%
BG Consortium	—	18%	—	18%

Total	100%	100%	100%	100%

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated. The following presents the Company’s revenue by geographic area:

(In millions of US$)	Three months period ended June 30,		Six months period ended June 30,
	2013	2012	2013	2012
Norway	338.7	217.3	601.7	420.5
United Kingdom	36.1	49.9	90.9	79.5

Total	374.8	267.2	692.6	500.0

As of June 30, 2013, all of the Company’s drilling rigs were located in Norway. As of December 31, 2012, two of the Company’s drilling rigs, with a net book value of $1,139.0 million, were located in the United Kingdom and all other rigs were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4—Taxation

Income taxes consist of the following:

(In millions of US$)	Three months period ended June 30,		Six months period ended June 30,
	2013	2012	2013	2012
Current tax expense:
Bermuda	—	—	—	—
Foreign	(17.2)	9.4	(11.5)	14.2
Deferred tax expense:
Bermuda	—	—	—	—
Foreign	22.9	(1.7)	22.3	(2.0)
Amortization of tax effect on internal sale of assets	2.3	2.4	4.6	4.8

Total provision	8.0	10.1	15.4	17.0

Effective tax rate	11.1%	12.4%	11.5%	12.3%

The Company may be taxable in more than one jurisdiction based on its drilling rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the three and six months ended June 30, 2013 differed from the amount computed by applying the statutory income tax rate of 0% due to operations in foreign jurisdictions with different applicable tax rates as compared to Bermuda.

(In millions of US$)	Three months period ended June 30,		Six months period ended June 30,
	2013	2012	2013	2012
Income taxes at statutory rate	—	—	—	—
Amortization of tax effect on internal sale of assets	2.3	1.7	4.6	3.3
Effect of taxable income in various countries	5.7	8.4	10.8	13.7

Total	8.0	10.1	15.4	17.0

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In millions of US$)	June 30, 2013	December 31, 2012
Pension	10.7	12.8
Contracts	17.8	22.5

Gross deferred tax asset	28.5	35.3

Deferred Tax Liability:

(In millions of US$)	June 30, 2013	December 31, 2012
Long term maintenance	46.8	34.2
Tax depreciation	0.1	—
Pensions	4.9	—

Gross deferred tax liability	51.8	34.2

Net deferred tax asset/(liability)	(23.3)	1.1

Net deferred taxes are classified as follows:

(In millions of US$)	June 30, 2013	December 31, 2012
Short-term deferred tax asset	9.5	9.5
Long-term deferred tax asset	19.0	25.8
Short-term deferred tax liability	(12.1)	(12.1)
Long-term deferred tax liability	(39.7)	(22.1)

Net deferred tax asset/(liability)	(23.3)	1.1

Management has performed an analysis for uncertain tax positions in the various jurisdictions in which the Company operates in accordance with ASC Topic 740 Income Taxes. Based on the analysis, a tax liability related to uncertain tax positions of US$0.1 million and US$142 million has been recorded as of June 30, 2013 and December 31, 2012, respectively.

The changes to our liabilities related to uncertain tax positions, excluding interest and penalties that we recognize as a component of income tax expense, were as follows:

(In millions of US$)
Balance at December 31, 2012	142.0
Reductions	(141.9)

Balance at June 30, 2013	0.1

The reduction in the recognized uncertain tax position is due to North Atlantic sold the shares in the two companies which were counterparties to the tax dispute, Seadrill Norge Holding AS and Seadrill Norge AS, to Seadrill on June 28, 2013. The sale reduced the Company’s provision for uncertain tax position by US$141.9 million. Refer also to note 18 (Related party transactions) for further description of the sales transaction.

North Atlantic is headquartered in Bermuda where we have been granted a tax exemption until 2035. Other jurisdictions in which the Company operates are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it may have an overall loss at the consolidated level. The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
Norway	2011
United Kingdom	2011

Note 5—Earnings per share

Basic earnings per share (“EPS”) are based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three months period ended June 30,		Six months period ended June 30,
	2013	2012	2013	2012
Net income available to stockholders	63.9	71.0	118.6	121.8
Effect of dilution	—	—	—	—

Diluted net income available to stockholders	63.9	71.0	118.6	121.8

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three months period ended June 30,		Six months period ended June 30,
	2013	2012	2013	2012
Basic earnings per share:
Weighted average number of common shares outstanding	227.6	227.6	227.6	213.0
Diluted earnings per share:
Weighted average number of common shares outstanding	227.6	227.6	227.6	213.0
Effect of dilution	—	—	—	—

Diluted numbers of shares	227.6	227.6	227.6	213.0

Basic earnings per share (US$)	0.281	0.312	0.521	0.570
Diluted earnings per share (US$)	0.281	0.312	0.521	0.570

The number of shares referred to in the above calculation have been adjusted for all periods presented to give retroactive effect to the one-for-five reverse stock split executed on November 19, 2012.

Note 6—Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at June 30, 2013 was US$10.9 million (December 31, 2012: US$2.0 million).

The Company did not recognize any bad debt expense in 2013 and 2012, but has instead reduced contract revenue for the disputed amounts.

Note 7—Other current assets

(In millions of US$)	June 30, 2013	December 31, 2012
Reimbursable amounts due from customers	5.2	17.5
Prepaid expenses	3.1	3.6
Deferred tax effect of internal transfer of assets—current portion	9.1	9.1
Loan fees—short-term portion	6.3	5.0
Derivative financial instruments[1]	4.7	—
VAT receivables	2.8	2.7
Other	3.9	4.5

Total other current assets	35.1	42.4

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps. Additional disclosure has been provided in Note 19.

Note 8—Newbuildings

(In millions of US$)
Opening balance at December 31, 2012	248.7
Additions	14.7

Closing balance at June 30, 2013	263.4

Additions relate to the harsh environment jack-up, West Linus, and harsh environment semi-submersible, West Rigel, that are currently under construction, and include capitalized interest expenses and loan related costs of US$4.8 million for the six months period ending June 30, 2013.

Refer also to note 20 (Commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Note 9—Drilling units

(In millions of US$)	June 30, 2013	December 31, 2012
Cost	3,257.4	3,172.6
Accumulated depreciation	(845.1)	(756.4)

Net book value	2,412.3	2,416.2

Additions in 2013 primarily relate to expenditures for major additions and improvements to existing drilling rigs that extend the life of a drilling rig or increase functionality together with deferred long term maintenance expenses on existing drilling rigs.

Depreciation and amortization expenses were US$88.8 million and US$78.6 million for the six months period ended June 30, 2013 and 2012, respectively.

Note 10—Goodwill

In the three and six month period ended June 30, 2013 there was no change in the total carrying value of goodwill. Net book value of goodwill was US$480.6 million as of June 30, 2013 and December 31, 2012.

Note 11—Other non-current assets

(In millions of US$)	June 30, 2013	December 31, 2012
Deferred tax effect of internal transfer of assets—net of current portion	115.7	120.3
Loan fees	14.2	16.7
Amortized mobilization cost	5.0	—
Other	2.3	1.5

Total other non-current assets	137.2	138.5

Note 12—Long-term interest bearing debt

As of June 30, 2013 and December 31, 2012, the Company had the following debt facilities:

(In millions of US$)	June 30, 2013	December 31, 2012
Credit facilities:
US$2,000 facility	1,666.7	1,750.0

Total Bank Loans	1,666.7	1,750.0
Bonds:
Bond Loan, subscribed in full by related party*	500.0	500.0

Total bonds	500.0	500.0
Shareholder loan from related party	214.4	175.0
Loan facility provided by related party	—	27.5
Loan provided by related party	195.0	—

Total interest bearing debt	2,576.1	2,452.5
Less: current portion	(166.7)	(166.7)

Long-term portion of interest bearing debt	2,409.4	2,285.8

*	See note 18 for description of the Bond loan.

The outstanding debt as of June 30, 2013 is repayable as follows:

(In millions of US$)
2013	83.3
2014	166.7
2015	381.1
2016	166.7
2017 and thereafter	1,778.3

Total debt	2,576.1

Credit facilities

Seadrill has provided North Atlantic an unsecured revolving shareholder loan of US$335 million. The maturity date is set to January 30, 2015. The interest is Libor plus 3.00% p.a. As per June 30, 2013, US$214 million of the facility was drawn. The facility was increased from US$200 million to US$335 million on June 28, 2013. The remaining outstanding amount of $169 million under this loan was repaid in full in October 2013 with a portion of the proceeds of our NOK 1,500 senior unsecured bond issue.

Ship Finance granted the VIE company, SFL Linus Ltd, a loan of US$195 million on June 28, 2013. The maturity date is June 30, 2029.

Seadrill provided North Atlantic with an unsecured loan facility of US$27.5 million on December 1, 2012. The loan was settled in full on June 30, 2013.

Note 13—Other current liabilities

(In millions of US$)	June 30, 2013	December 31, 2012
Derivative financial instruments[1]	53.1	69.5
Accrued interest expense	17.5	17.9
Accrued expenses	103.9	119.1
Employee withheld taxes, social security and vacation payment	30.8	36.8
Short term portion of deferred revenues	19.3	13.5
Uncertain tax position	0.3	142.0

Total other current liabilities	224.9	398.8

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 19.

Note 14—Other non-current liabilities

(In millions of US$)	June 30, 2013	December 31, 2012
Deferred revenue	43.8	40.4

Total other non-current liabilities	43.8	40.4

Note 15—Share capital

All shares are common shares of US$5.00 par value each	June 30, 2013		December 31, 2012
	Shares	US$ millions	Shares	US$ millions
Authorized share capital	400,000,000	2,000.0	400,000,000	2,000.0
Issued and fully paid share capital	230,003,000	1,150.0	230,003,000	1,150.0

Treasury shares held by Company	(2,373,863)	(11.9)	(2,373,863)	(11.9)

Outstanding shares in issue	227,629,137	1,138.1	227,629,137	1,138.1

Note 16—Accumulated Other Comprehensive Loss

(In millions of US$)	June 30, 2013	December 31, 2012
Actuarial loss relating to pension	(27.5)	(32.8)

Total accumulated other comprehensive loss	(27.5)	(32.8)

For actuarial loss related to pension, the accumulated applicable amount of income taxes related to companies domiciled in Norway, where the tax rate is 28%, amounted to US$10.7 million at June 30, 2013.

Note 17—Pension benefits

The Company has a defined benefit pension plan covering substantially all employees in Norway. A significant part of this plan is administered by a life insurance company. In addition, the Company has defined contribution plan for all new onshore employees. Under this scheme, the Company contributes to the employee’s pension plan amounts ranging into five to eight percent of the employee’s annual salary.

For onshore employees in Norway, continuing with the defined benefits plan, the primary benefits are retirement pension of approximately 66 percent of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66 percent of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have retirement and long-term disability pension of approximately 60 percent of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension.

The expenses for our defined benefit pension plans for the six month period ended June 30, 2013 were as follows:

(In millions of US$)	Six months period ended June 30, 2013
Benefits earned during the period	7.7
Interest cost on prior years’ benefit obligation	3.2

Gross pension cost for the period	10.9
Expected return on plan assets	(2.4)
Administration charges	0.5

Net pension cost for the period	9.0
Social security cost	1.3
Amortization of actuarial gains/losses	1.6

Total net pension cost	11.9

Employer Contributions

In the six months period ended June 30, 2013, contributions of US$14.9 million were made to the defined benefit pension plans. Currently, the Company anticipates making additional contributions during the remainder of 2013 of approximately US$14 million to its pension plans, based on current tax and benefit laws. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

Note 18—Related party transactions

The Company transacts business with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant interest:

•	Seadrill

•	Ship Finance International Limited (“Ship Finance”)

•	Metrogas Holdings Inc (“Metrogas”)

•	Frontline Management (Bermuda) Limited (“Frontline”)

•	Archer Limited (“Archer”)

The Company has entered into the following significant agreements with related parties:

Bond:

Seadrill is the holder of all of the bonds in the US$500 million bond. The bond was entered into in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears.

US$200 million Revolving Credit Facility:

Seadrill provided North Atlantic an unsecured revolving credit facility of US$200 million in June 2012. The credit facility was increased to US$335 million in June 2013. Aggregate drawdowns and repayments on this facility during the six month period ended June 30, 2013 were US$404 million and US$365 million, respectively, while drawdowns and repayments during the year ended December 31, 2012 were US$645 million and US$470 million, respectively. The maturity date is January 30, 2015. The interest is Libor plus 3.00% per annum. At June 30, 2013, the Company had drawn US$214 million from the facility. The remaining outstanding amount of $169 million under this loan was repaid in full in October 2013 with a portion of the proceeds of our NOK 1,500 senior unsecured bond issue.

US$27.5 million Loan Facility:

Seadrill provided North Atlantic with an unsecured loan facility of US$27.5 million on December 1, 2012. The loan was settled in full on June 30, 2013, due to the sales of Seadrill Norge AS.

Short-term interest bearing loan to related party:

North Atlantic granted Seadrill a short-term loan of US$60 million on May 9, 2012, of which US$10 million was repaid on May 23, 2012. In addition, the Company granted Seadrill a short-term loan of US$120 million in June 2012. The loans bore interest of LIBOR plus 1.9% per annum and were fully repaid in July, 2012.

Performance guarantees:

Seadrill provides performance guarantees in connection with the Company’s drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was US$300 million at June 30, 2013 and December 31, 2012, and incurred a fee of US$1.5 million and US$1.5 million for the six months ended June 30, 2013 and 2012, respectively.

In addition, the Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Sale and leaseback contract:

The Company entered into sale and leaseback transactions with Ship Finance for the newbuild jack-up rig, West Linus, on June 30, 2013. The total consideration is US$600 million, whereof US$195 million has been paid to North Atlantic on closing of the agreement, while the remaining balance of the purchase price shall be paid at delivery of the rig. The West Linus will be chartered back to North Atlantic on a bareboat charter for a period of 15 years from commencement of its operations, wherein North Atlantic has been granted four purchase options.

Ship Finance has an option to sell the acquired shares back to North Atlantic with immediate effect for an amount equal to all cash payments made by Ship Finance plus interests and expenses, if the rig has not been successfully delivered from the yard and unconditionally accepted by the charterer within 28 February, 2014. Ship Finance also has an option to sell the rig back to North Atlantic at the end of the charter period.

Seadrill has granted a guarantee in the principal amount of up to US$525 million issued in favor of Ship Finance, which will become payable in the event that the West Linus is not unconditionally accepted by the charterer by June 30, 2014.

We have determined that the Ship Finance subsidiary, which own the rig, is a variable interest entity (VIE), and that North Atlantic is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the unit, as it continued to be reported as asset at its original cost in the Company’s balance sheet at the time of the transaction. At June 30, 2013, the unit is reported under Newbuildings in the Company’s balance sheet. Additional disclosure about the VIE has been provided in Note 21.

US$195 million Loan Facility:

Ship Finance granted the VIE company, SFL Linus Ltd., a loan of US$195 million on June 30, 2013. The maturity date is June 30, 2029. The purpose of the loan is to assist SF Linus Ltd in the payment of its newbuilding rig. The loan is presented as a long term debt to related parties in our balance sheet on June 30, 2013.

Sales of Seadrill Norge AS:

The Company sold the shares in two of its subsidiaries, Seadrill Norge Holding AS and Seadrill Norge AS to Seadrill on June 28, 2013. Total consideration for the shares was US$154.0 million, offset by a liability of US$288.4 million that North Atlantic Drilling Ltd had against its subsidiaries before the sales. In relation to the common control transaction, US$2.3 million has been recognized as Contributed deficit as of June 30, 2013. The sales had no cash effect in the six month period ended June 30, 2013 and the net increased liability has been treated as a drawdown on the increased revolving credit facility provided by Seadrill.

Tax indemnity:

Seadrill provided the Company with an indemnity declaration pursuant to which Seadrill has agreed to hold the Company harmless for any tax claims exceeding US$63 million related to the move of legal entities to a new tax jurisdiction and the use of the US dollar as the functional currency for tax reporting purposes. As of December 31, 2012, the Company had booked a current related party receivable of US$79.0 million related to the indemnification agreement. The indemnification asset was related to Seadrill Norge AS and Seadrill Norge Holding AS and settled as part of the consideration for the sales of the shares at June 28, 2013.

West Hercules operation agreement:

In July 2012, the management of West Hercules, a harsh environment semi-submersible drilling rig controlled by Seadrill through a financial lease with a subsidiary of Ship Finance International Ltd, a company in which Hemen Holding Limited is a large shareholder, was transferred from Seadrill to North Atlantic. The drilling rig is operated by North Atlantic Drilling through a 4 year commercial agreement with Seadrill. The key terms of the agreement are:

•	Share of mobilization costs and revenue are 90% to Seadrill and 10% to North Atlantic.

•	North Atlantic is to pay Seadrill monthly operating lease payments for the use of the rig.

•	Operational risk rests with North Atlantic.

•	Capital expenditure and long term maintenance of the rig is to Seadrill’s account.

Seadrill has charged North Atlantic Drilling a charter hire fee of US$32.2 million under the Bareboat Charter Agreement for the period from commencement date at January 31, 2013 until June 30, 2013. North Atlantic Drilling has charged Seadrill US$63.8 million for its share of mobilization costs and US$47.3 million for its share of mobilization revenue in the six month period ended June 30, 2013.

Archer Engineering Services:

North Atlantic received engineering services from subsidiaries of Archer Ltd. The charged amount was US$2.1 million for the six months period ended June 30, 2013. Archer Ltd. is a company in which Seadrill Limited is a large shareholder.

Management services:

North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement.

North Atlantic Management has contracted in senior management services from Seadrill Management Ltd (UK) and Seadrill Management AS in accordance with the terms of the Services Agreement. The agreement can be terminated by either party at one month’s notice. The remuneration model is based on a cost plus principle, with the margin being 8% effective January 2013, and 5% prior to that. For the six month period ended June 30, 2013 and 2012, Seadrill had charged North Atlantic Management a total fee of US$13.8million and US$7.0 million, respectively, for providing the services under the Services Agreement.

The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was less than $0.1 million for the six month period ended June 30, 2013. Frontline Management (Bermuda) Ltd. is a wholly-owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.

Related Party Balances:

(In millions of US$)	June 30, 2013	December 31, 2012
Receivables
Seadrill Ltd	—	102.3
Seadrill Offshore AS	13.2	140.6
Seadrill Norge AS	0.2	—

Total receivables	13.4	242.9

Payables
Seadrill Ltd	0.3	—
Seadrill Insurance Ltd	4.2	4.5
Seadrill Management Ltd (UK)	4.0	—
Seadrill Management AS	1.6	7.9
Seadrill Deepwater Crewing Ltd	—	11.7
Seadrill Deepwater Units Pte Ltd	2.3	12.1
Seadrill Eminence Ltd	—	10.0
Other Seadrill subsidiaries	0.1	1.1

Total payables	12.5	47.3
Non-current shareholder loan from Seadrill Ltd	214.4	175.0
Non-current loan facility from Seadrill Eminence Ltd	—	27.5
Bond loan, subscribed in full by Seadrill Ltd	500.0	500.0
Non-current related party loan from Ship Finance	195.0	—

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.

Amounts due to and from Seadrill Limited and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

Interest charged relating to the bond loan and shareholder loan to Seadrill for the six months ended June 30, 2013 and 2012 amounted to US$21.8 million and US$22.7 million, respectively. Interest charged relating to the loan facility from Seadrill Eminence for the six months ended June 30, 2013 amounted to US$0.5 million.

Note 19—Risk management and financial instruments

The majority of our gross earnings from drilling rigs are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in countries with currency other than U.S. dollars and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates. The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company’s cash flows.

Interest rate risk management

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements not qualified as hedge accounting

At June 30, 2013, the Company had interest rate swap agreements with an outstanding principal amount of US$1,100 million (December 31, 2012: US$1,100 million), all of which were entered into after the Company commenced operations as a standalone entity on April 1, 2011. The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under “Loss on derivative financial instruments.” The total fair value of the interest rate swaps outstanding at June 30, 2013 amounted to a liability of US$44.7 million (December 31, 2012: US$69.5 million).

The Company did not enter into any new swap agreements, nor change any existing swap agreements, in the six months period ended June 30, 2013.

The Company’s interest rate swap agreements as of June 30, 2013 were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
200	3 month LIBOR	2.14%	May 2011—Jan 2016
200	3 month LIBOR	2.14%	May 2011—Jan 2016
100	3 month LIBOR	2.74%	May 2012—May 2017
200	3 month LIBOR	2.57%	June 2012—June 2017
100	3 month LIBOR	2.56%	June 2012—June 2017
100	3 month LIBOR	2.17%	Aug 2012—Aug 2017
100	3 month LIBOR	2.17%	Aug 2012—Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 – Dec 2019

Foreign currency risk management

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under other current assets if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At June 30, 2013, the Company had forward contracts to sell US$135 million between July 2013 and September 2013 at exchange rates ranging from NOK5.86 to NOK6.05 per US dollar. The total fair value of currency forward contracts at June 30, 2013 amounted to a liability of US$3.7 million (December 31, 2012: US$3.2 million asset).

Credit risk

The Company has financial assets, including cash and cash equivalents, restricted cash, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company’s policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values

The carrying value and estimated fair value of the Company’s financial instruments at June 30, 2013 and December 31, 2012 are as follows:

	June 30, 2013		December 31, 2012
(In millions of US$)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	180.3	180.3	98.4	98.4
Restricted cash	23.1	23.1	23.6	23.6
Current portion of long-term debt	166.7	166.7	166.7	166.7
Long-term interest bearing debt	1,500.0	1,500.0	1,583.3	1,583.3
Related party debt	936.8	909.4	747.9	702.5

Financial instruments that are measured at fair value on a recurring basis:

		June 30, 2013		December 31, 2012
(In millions of US$)	Fair value hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Currency forward contracts	Level 2	—	—	3.2	3.2
Interest rate swaps	Level 2	4.7	4.7	—	—
Liabilities
Currency forward contracts	Level 2	3.7	3.7	—	—
Interest rate swaps	Level 2	49.4	49.4	69.5	69.5

ASC Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps and forward exchange contracts are calculated using the income approach, discounting of future contracted cash flows on LIBOR and NIBOR interest rates.

As of June 30, 2013 and December 31, 2012 liabilities or assets related to financial and derivative instruments are presented at gross amounts and have not been presented net because we do not have the right of offset. The amounts are included in our fair value table above.

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every 1 to 6 months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the US$500 million bond at June 30, 2013 is estimated based on difference in credit spread as at June 30, 2013 and at the time of entering into the debt agreement. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the US$214.4 million floating rate revolving loan from Seadrill is estimated to be equal to the carrying value. This estimate is based on the assumption that changes in interest rates have insignificant impact on the fair value of the loan since the applicable interest rate reprices to market frequently.

Note 20—Commitments and contingencies

Purchase Commitments

As of June 30, 2013, we had two contractual commitments under newbuilding contracts. The contracts are for the construction of one jack-up rig, the West Linus, and one semi-submersible rig, the West Rigel, which is scheduled to be delivered in Q4 2013 and Q1 2015 respectively.

The maturity schedule for the remaining payments is as follows:

(In millions of US$)
2013	360.0
2014	—
2015	454.4

Total	814.4

According to the terms of the sale and purchase agreement with Ship Finance, we are responsible for paying the final yard installment plus other project costs and variation orders for the construction of the West Linus which will be financed through cash we expect to receive from Ship Finance in connection with the combined sale and leaseback of the rig, which closed in June 2013. Ship Finance has secured financing for the purchase price of the West Linus through a combination of cash and debt.

Legal Proceedings:

The Company currently has no outstanding legal proceeding it considers material.

Note 21—Variable Interest Entity (VIE)

As of June 30, 2013, the Company leased a newbuild jack-up rig from VIE under a finance lease. The shares in North Atlantic Linus Ltd, that owned the newbuild jack-up rig, was sold by the Company to Ship Finance Ltd, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years from commencement of its operations. The Company has four options to repurchase the unit during the charter period, and an obligation to purchase the asset at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangement, as of June 30, 2013:

Unit	Effective from	Sale value (in US$ millions)	First repurchase option (in US$ millions)	Month of first repurchase option	Last repurchase option (in US$ millions)	Month of last repurchase option
West Linus	June 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*

*	Anniversaries of the Drilling Contract Commencement Date

Ship Finance has a right to require North Atlantic to purchase the rig on the 15th anniversary for the price of US$100 million if North Atlantic doesn’t exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a variable interest entity (VIE), and that North Atlantic is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company’s balance sheet at the time of the transaction. At June 30, 2013, the asset is reported under Newbuildings in the Company’s balance sheet. Refer also to note 18 (Related party transactions) for additional details about the sales and leaseback contract.

The bareboat charter rate is set on the basis of a Base LIBOR Interest Rate for the bareboat charter contract, and thereafter adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for the contract. A summary of the bareboat charter rate per day is given below. The amounts shown are based on the Base LIBOR Interest Rate, and reflect average rates for the year.

(In thousands of US$)
Unit	Base LIBOR interest rate	From delivery date until commencement date	2014	2015	2016	2017
West Linus	1%	85	222	222	222	222

The assets and liabilities in the accounts of the VIE as at June 30, 2013 are as follows:

June 20, 2013
(In millions of US$)	SFL Linus Ltd
Newbuildings	195.0

Total assets	195.0

Long-term intercompany debt	195.0

Total liabilities	195.0

Book value of the unit in the Company’s consolidated accounts	132.3

Note 22—Subsequent events

On September 20, 2013, at our annual general meeting of shareholders, the size of our board was increased to a maximum of eight members; John Fredriksen, Kate Blankenship, Paul M. Leand, Cecilie Fredriksen, Harald Thorstein and Georgina E. Sousa were elected to our board of directors.

On October 30, 2013, we successfully completed a NOK 1,500 million senior unsecured bond issue, which was equivalent to approximately $253 million, with maturity in October 2018. An application will be made for the bonds to be listed on the Oslo Stock Exchange. The net proceeds from the bond issuance have been used to repay the Seadrill unsecured revolving facility in full, and the remaining proceeds have been used to pay down part of the senior secured revolving facility.

On November 7, 2013, our board of directors approved and adopted a restricted stock unit plan, setting forth the rules pursuant to which we may grant to eligible employees restricted stock units representing the right to receive common shares. As of the date of this prospectus, 278,778 restricted stock units have been granted under this plan, which are scheduled to vest on December 1, 2016. All awards granted under the plan may vest early upon a change of control or a voluntary winding up of us.

We have entered into a management agreement with Seadrill effective from November 1, 2013 which replaced the existing bareboat charter agreement, pursuant to which we will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. The West Hercules is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012.

Statement by the Board of Directors and Chief Executive Officer

We confirm, to the best of our knowledge, that the condensed financial statements for the period 1 January to 30 June 2013 has been prepared in accordance with US GAAP—Interim Financial Reporting, and gives a true and fair view of the Group’s assets, liabilities, financial position and profit as a whole. We also confirm, to the best of our knowledge, that the interim report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related transactions.

August 28, 2013

The Board of Directors	Alf Ragnar Løvdal
North Atlantic Drilling Limited	CEO North Atlantic Management AS
Hamilton, Bermuda	Stavanger, Norway

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of North Atlantic Drilling Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated and combined consolidated carve-out statements of operations, of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of North Atlantic Drilling Limited and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS

Oslo, Norway

June 21, 2013

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Operations for the year ended December 31, 2012 and Combined Consolidated Carve-out Statement of Operations for the year ended December 31, 2011

(In millions of U.S. dollars, except per share data)

	Years Ended December 31,
	2012	2011
Operating revenues
Contract revenues	955.4	881.3
Reimbursables	89.2	33.3
Other revenues	0.1	23.4

Total operating revenues	1,044.8	938.0

Operating expenses
Vessel and rig operating expenses	345.6	329.9
Reimbursable expenses	82.2	30.0
Depreciation and amortization	162.8	140.7
General and administrative expenses	50.0	35.4

Total operating expenses	640.7	536.0

Net operating income	404.1	402.0
Financial items
Interest income	0.6	6.8
Interest expense	(83.9)	(77.6)
Foreign exchange (loss) / gain	(12.0)	3.3
Loss on derivative financial instruments	(17.5)	(47.7)
Other financial items	0.0	(0.6)

Total financial items	(112.8)	(115.8)

Income before income taxes	291.3	286.2
Income taxes	(109.6)	(39.5)

Net income from continuing operations	181.7	246.7
Net income from discontinued operations, net of tax	—	3.2
Net income	181.7	249.9
Basic and diluted earnings per share—continuing operations	0.82	1.28
Basic and diluted earnings per share—discontinued operations	—	0.02
Basic and diluted earnings per share—total	0.82	1.30
Declared dividend per share (U.S. dollar)	0.900	0.375

See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Comprehensive Income for the year ended December 31, 2012 and Combined Consolidated Carve-out Statement of Comprehensive Income for the year ended December 31, 2011

(In millions of U.S. dollars)

	Years Ended December 31,
	2012	2011
Net income	181.7	249.9

Other comprehensive gain / (loss), net of tax:
Change in actuarial loss relating to pension	(21.2)	(3.6)

Other comprehensive loss	(21.2)	(3.6)

Total comprehensive income for the year ended	160.5	246.3

See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Balance Sheet as of December 31, 2012 and 2011

(In millions of U.S. dollars)

	December 31, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	98.4	147.4
Restricted cash	23.6	12.2
Accounts receivables, net	211.9	153.9
Amount due from related party	242.9	11.5
Deferred tax assets	9.5	9.5
Other current assets	42.4	34.8

Total current assets	628.7	369.4

Non-current assets
Goodwill	480.6	480.6
Deferred tax assets	25.8	27.0
Newbuildings	248.7	572.2
Drilling rigs	2,416.2	2,006.8
Other non-current assets	138.5	151.4

Total non-current assets	3,309.8	3,238.0

Total assets	3,938.5	3,607.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	166.7	166.7
Amount due to related party	47.3	18.4
Trade accounts payable	5.7	23.0
Tax payable	71.4	111.7
Deferred taxes	12.1	10.0
Other current liabilities	398.8	210.0

Total current liabilities	702.0	539.8

Non-current liabilities
Long-term interest bearing debt	1,583.3	1,750.0
Long term debt to related party	702.5	710.0
Deferred taxes	22.1	25.3
Pension liabilities	50.1	38.0
Other non-current liabilities	40.4	18.6

Total non-current liabilities	2,398.4	2,541.9

Shareholders’ equity
Common shares of par value US$5.00 per share: 227,629,137 shares outstanding at December 31, 2012 (December 31, 2011: 197,629,177)	1,138.1	988.1
Additional paid in capital	0.8	687.0
Contributed surplus	834.3	—
Contributed deficit	(1,186.1)	(1,237.6)
Accumulated earnings	83.8	99.8
Accumulated other comprehensive loss	(32.8)	(11.6)

Total shareholders’ equity	838.1	525.7

Total liabilities and shareholders’ equity	3,938.5	3,607.4

See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Cash Flows for the year ended December 31, 2012 and Combined Consolidated Carve-out Statement of Cash Flows for the year ended December 31, 2011

(In millions of U.S. dollars)

	Years Ended December 31,
	2012	2011
Cash Flows from Operating Activities
Net income	181.7	249.9
Net income from discontinued operations	—	3.2
Net income from continuing operations	181.7	246.7
Adjustments to reconcile net income to net cash provided by continuing operations:
Depreciation and amortization	162.8	140.7
Amortization of deferred loan charges	5.2	7.7
Amortization of unfavorable contracts	—	(23.3)
Amortization of CIRR gain	—	(3.2)
Amortization of mobilization revenue	(10.7)	(16.7)
Amortization of tax assets	9.1	(80.1)
Proceeds from mobilization fees	24.0	—
Payments for long-term maintenance	(49.6)	(38.4)
Unrealized loss related to derivative financial instruments	12.2	47.7
Unrealized foreign exchange gain	—	(3.1)
Share based payments expense	0.8	0.7
Deferred income tax expense	8.4	(52.1)
Gain on disposal of fixed assets	(0.1)	—
Changes in operating assets and liabilities
Trade accounts receivable	(58.0)	(1.1)
Trade accounts payable	(17.3)	3.8
Change in amounts due from / to related party	(133.4)	(4.7)
Other receivables and other assets	(5.0)	32.4
Tax payable	(40.3)	(39.5)
Other liabilities	164.4	80.8
Other, net	—	36.3

Net cash provided by continuing operations	254.2	334.6

Net cash provided by discontinued operations	—	60.5

Net cash provided by operations	254.2	395.1

See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Cash Flows for the year ended December 31, 2012 and Combined Consolidated Carve-out Statement of Cash Flows for the year ended December 31, 2011

(In millions of U.S. dollars)

	Years Ended December 31,
	2012	2011
Cash Flows from Investing Activities
Additions to newbuilding	(195.1)	(453.2)
Additions to rigs and equipment	(31.5)	(36.8)
Additions to other fixed assets	(0.9)	—
Proceeds from sale of other fixed assets	0.1	—
Loan to related party	(180.0)	—
Proceeds from settlement of related party loan	180.0	—
Change in restricted cash	(11.4)	99.6

Net cash used in investing activities from continuing operations	(238.8)	(390.4)

Net cash used in investing activities by discontinued operations	—	(2.1)
Net cash used in investing activities	(238.8)	(392.5)

Cash Flows from Financing Activities
Repayments of debt	(166.7)	(1,668.6)
Proceeds from debt	—	2,102.6
Debt fees paid	—	(30.6)
Repayments of shareholder loan	(530.0)	(110.9)
Proceeds from new shareholder loan	682.5	122.4
Changes in owner’s equity and repayment of owner’s funding	—	(541.0)
Proceeds from issuance of equity, net of issuance cost	147.3	418.1
Purchase of treasury shares	—	(18.7)
Dividends paid	(197.7)	(73.7)

Net cash provided by/(used in) financing activities from continuing operations	(64.6)	199.6

Net cash provided by/(used in) financing activities by discontinued operations	—	(101.1)

Net cash provided by/(used in) financing activities	(64.6)	98.5

Effect of exchange rate changes on cash and cash equivalents	0.2	(0.1)

Net increase (decrease) in cash and cash equivalents from discontinued operations	—	(42.7)

Net increase/(decrease) in cash and cash equivalents	(49.0)	143.7
Cash and cash equivalents at beginning of the period	147.4	3.7

Cash and cash equivalents at the end of period	98.4	147.4

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	97.6	69.9
Taxes paid	66.0	102.9

See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Changes in Equity for the year ended December 31, 2012 and Combined Consolidated Carve-out Statement of Changes in Equity for the year ended December 31, 2011

(In millions of U.S. dollars)

	Invested Equity	Share Capital	Additional paid-in capital	Contributed surplus	Retained earnings	Other comprehensive income (loss)	Contributed deficit	Total equity
Balance at December 31, 2010	1,675.5	—	—	—	—	(8.0)	—	1,667.5
Net income	76.4	—	—	—	—	—	—	76.4
Discontinued operations not contributed to the Company	(415.0)	—	—	—	—	—	—	(415.0)
Movement in Invested Equity	146.1	—	—	—	—	—	—	146.1
Issued at inception (3,000 shares at par value of US$5 each)	—	—	—	—	—	—	—	—
Issuance of common shares in private placement	—	250.0	175.0	—	—	—	—	425.0
Cost related to capital increase	—	—	(6.9)	—	—	—	—	(6.9)
Issuance of common shares to Seadrill in exchange for harsh environment rigs	—	750.0	525.0	—	—	—	—	1,275.0
Operations contributed to the Company	(1,047.7)	—	—	—	—	—	1,047.7	—
Purchase of Seadrill companies owning harsh environment rigs	—	—	—	—	—	—	(2,354.8)	(2,354.8)

Balance at March 31, 2011	435.3	1,000.0	693.1	—	—	(8.0)	(1,307.1)	813.3
West Phoenix contributed to the Company	(435.3)	—	—	—	—	—	435.3	—
Settlement for West Phoenix	—	—	—	—	—	—	(365.8)	(365.8)
Purchase of treasury shares	—	(11.9)	(6.8)	—	—	—	—	(18.7)
Stock options	—	—	0.7	—	—	—	—	0.7
Changes in actuarial gain (loss) relating to pensions	—	—	—	—	—	(3.6)	—	(3.6)
Dividend paid	—	—	—	—	(73.7)	—	—	(73.7)
Net income	—	—	—	—	173.5	—	—	173.5

Balance at December 31, 2011	—	988.1	687.0	—	99.8	(11.6)	(1,237.6)	525.7
Issuance of common stock in private placement	—	150.0	150.0	—	—	—	—	300.0
Cost related to capital increase	—	—	(2.7)	—	—	—	—	(2.7)
Changes in actuarial gain (loss) relating to pensions	—	—	—	—	—	(21.2)	—	(21.2)
Reduction of share premium	—	—	(834.3)	834.3	—	—	—	—
Employee stock options issued	—	—	0.8	—	—	—	—	0.8
Effect of tax indemnification	—		—	—	—	—	79.0	79.0
Distribution of West Phoenix settlement payment	—	—	—	—	—	—	(27.5)	(27.5)
Dividend paid	—	—	—	—	(197.7)	—	—	(197.7)
Net income	—	—	—	—	181.7	—	—	181.7

Balance at December 31, 2012	—	1,138.1	0.8	834.3	83.8	(32.8)	(1,186.1)	838.1

See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

Note 1—General information

North Atlantic Drilling Ltd. (“we”, “the Company”, or “our”) is a Norwegian Over The Counter (N-OTC) listed company. The Company was formed as a wholly-owned subsidiary of Seadrill Limited (“Seadrill”, “the Parent”) on February 10, 2011, under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region. We were registered on the N-OTC list on February 24, 2011. As used herein, and unless otherwise required by the context, the term “North Atlantic” refers to North Atlantic Drilling Limited and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to North Atlantic and its consolidated companies for the periods that are consolidated and the combined consolidated group for the periods that are combined and consolidated. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Through the acquisition of other companies and investment in newbuildings, the Company has developed into a leading offshore drilling contractor in the North Atlantic Area. As of December 31, 2012, we owned eight offshore drilling rigs, including two rigs under construction. Our fleet consists of one drillship, three jack-up rigs (of which one were under construction) and four semi-submersible rigs (of which one were under construction) for operations in harsh environments.

On February 16, 2011, the Company issued 50 million shares to the general public in a private placement and raised US$425 million.

On March 21, 2011, the Company entered into a contract with Jurong Shipyard Pte Ltd for the construction of the West Linus, a jack-up drilling rig, and recorded a liability to Seadrill for US$90.0 million representing the amount paid by Seadrill on the Company’s behalf for the first installment for the construction of the drilling rig.

On March 31, 2011, the Company acquired 100% of the equity interests of certain wholly-owned subsidiaries of Seadrill, which owned 100% of four operating drilling rigs—West Alpha, West Epsilon, West Venture and West Navigator—and the contracts for the construction of one jack-up drilling rig, West Elara, including the associated drilling contracts, offshore personnel and management. In addition, the drilling contract, offshore personnel and management related to the West Phoenix drilling rig was included in this transaction (set forth below is a breakdown of the consideration paid for the West Phoenix rig). The consideration of US$2,354.8 million has been accounted for as a common control transaction. As such the consolidation of the purchased companies was based on Seadrill’s net asset carrying values of US$1,047.7 million, including goodwill of US$480.6 million. The excess of the consideration transferred, which was based on the fair value of drilling rigs, drilling contracts, offshore personnel and management, over the carrying amount of net assets received from Seadrill, of US$1,307.1 million was treated as an equity transaction and was recorded as contributed deficit in shareholders’ equity. This transaction is referred to as the “North Atlantic Restructuring.”

Consideration paid to Seadrill on March 31, 2011:

(In millions of U.S. dollars)
Share issuance to Seadrill[1]	1,275.0
Bond—coupon rate of 7.75%	500.0
Shareholder loan—fixed interest rate of 6.0% per annum	210.0
Cash	369.8

Total	2,354.8

1	Share issuance of 150,000,000 common shares, representing a 75.0% equity interest in the Company, at a subscription price of US$8.50 per share, or US$1,275 million.

A breakdown of the net assets transferred to the Company on March 31, 2011 is as follows:

March 31, 2011
ASSETS
(In millions of U.S. dollars)
Current assets
Cash and cash equivalents	0.2
Restricted cash	18.0
Deferred tax assets	9.8
Related party receivables	341.9
Other current assets	3.1

Total current assets	373.0

Non-current assets
Goodwill	480.6
Deferred tax assets	29.4
Fixed assets (drilling rigs and newbuildings)	1,432.1
Restricted cash	92.2
Other non-current assets	113.1

Total non-current assets	2,147.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	146.6
Related party payables	16.0
Tax payable	147.0
Deferred taxes	10.6
Other current liabilities	38.5

Total current liabilities	358.7

Non-current liabilities
Long-term interest bearing debt	989.3
Deferred taxes	95.8
Pension liabilities	26.0
Other non-current liabilities	2.9

Total non-current liabilities	1,114.0

Net assets purchased entities	1,047.7
Purchase price	(2,354.8)

Contributed deficit	(1,307.1)

The completion of the North Atlantic Restructuring marked the commencement of the Company’s business operations as a standalone company. As such, the financial statements presented herein reflect our actual consolidated results for the period April 1, 2011 through December 31, 2012. As described further in the Basis of Presentation section below, our results of operations and cash flows related to periods prior to this transaction have been carved out of the consolidated financial statements of Seadrill.

On April 14, 2011, as part of the North Atlantic Restructuring, the Company acquired from Seadrill the West Phoenix, a semi-submersible drilling rig. This transaction was also deemed to be a common control transaction. As a result, the difference between the consideration transferred to Seadrill of US$675.0 million

(consisting of transferring US$309.2 million of outstanding debt from Seadrill to the Company, which was subsequently settled, and a US$365.8 million cash payment) and the carrying amount of the assets received from Seadrill of US$744.5 million was treated as an equity transaction and was recorded as contributed deficit in shareholders’ equity. Furthermore, the Company’s financial statements have been presented including the results, cash flows and net assets of the West Phoenix during all periods under common control of Seadrill Limited.

Basis of presentation

Our Combined Consolidated Carve-out Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Investments in companies in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements. All inter-company balances and transactions are eliminated. The amounts are presented in United States dollars (“U.S. dollars”) rounded to the nearest one hundred thousand, unless otherwise stated.

Basis of combination and consolidation

Pre April, 2011—Combined Consolidated Carve-out Financial Statements:

Prior to April 1, 2011, the results of operations, cash flows, and balance sheet have been carved out of the consolidated financial statements of Seadrill and are, therefore, presented on a combined consolidated carve-out basis. The combined consolidated entities’ (the “NADL Businesses”) historical financial statements includes the assets, liabilities, revenues, expenses and cash flows directly attributable to the rig-owning and operating subsidiaries transferred to North Atlantic, which are listed in Note 5.

The Combined Consolidated Carve-out financial statements include allocations of expenses from the Parent and reflect assumptions and allocations of expenses incurred by the Parent. Management believes the assumptions and allocations have been determined on a basis that the Parent and the Company consider to be a reasonable reflection of the utilization of services provided or the benefit received by the NADL Businesses during the periods presented. The actual basis of allocation for each item is as follows:

•	Debt specific to each drilling rig has been assigned to the NADL Businesses based on actual debt agreements, as these are readily separable and identifiable within the books of Seadrill.

•

There are loan facilities relating to the West Phoenix which were secured on one drilling rig which forms part of the NADL Businesses’ fleet. However, the facility previously included the debt relating to one other drilling rig, the West Eminence, which was not transferred to North Atlantic. Accordingly, prior to the repayment of the West Phoenix rig’s share of the loan facility in April 2011 by North Atlantic, its share of interest expense, deferred finance fees and related balances were carved-out based on the relative settlement values at the date of settlement of the loan pertaining to the West Phoenix.

•

The NADL Businesses have also benefited from Seadrill’s general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill group, a portion of the interest cost of this debt has been included in the Combined Consolidated Carve-out Financial Statements, based upon the relative fair value of the NADL Businesses’ drilling rigs at December 31, 2011 in proportion to the fair value of Seadrill’s drilling rigs (including the NADL Businesses’ drilling rigs).

•

Rig operating expenses, which include rig management fees for the provision of technical and commercial management of rigs, that cannot be attributed to specific drilling rigs have been allocated to the NADL Businesses based on intercompany charges from Seadrill.

•

Administrative expenses (including stock-based compensation, which are described further below) of Seadrill that cannot be attributed to specific drilling rigs, and for which the NADL Businesses are deemed to have received the benefit of, have been allocated to the NADL Businesses based on intercompany charges from Seadrill.

•

Rig operating and administrative expenses include an allocation of Seadrill’s defined benefit and defined contribution pension scheme costs. Seadrill operates two defined benefit pension plans. The defined pension plans are operated by both Seadrill Offshore AS and Seadrill Management AS. For the scheme operated by Seadrill Offshore AS, the assets and liabilities of the scheme, in addition to the period cost, has been included in the Combined Consolidated Carve-out Financial Statements as the pension assets and liabilities are specifically identifiable to employees that were transferred to North Atlantic. For the defined benefit scheme operated by Seadrill Management AS, the NADL Businesses have treated these schemes as multiemployer schemes operated by Seadrill and have included only period costs allocated from Seadrill during the periods presented, on the basis of actual costs invoiced.

•

Administrative expenses include a portion of Seadrill’s stock-based compensation costs in respect of options awarded to certain employees and directors of Seadrill, whose employment or service cannot be specifically attributed to any specific vessel. Therefore, it is considered that the NADL Businesses, as a part of Seadrill, received benefit from their services, and so should recognize a share of the respective cost. Accordingly, stock-based compensation costs have been included based on intercompany invoices received during the period reflecting the time spent by these employees on Company related matters.

•

Other financial items include an allocation of Seadrill’s mark-to-market adjustments for interest rate swaps which have been allocated on the basis of the NADL Businesses’ proportion of Seadrill’s floating rate debt.

Seadrill uses a centralized cash management system. Whether cash settled or not, for the periods presented, all allocated costs and expenses have been deemed to have been paid by the NADL Businesses to Seadrill in the year in which the costs were incurred.

The financial position, results of operations and cash flows of the NADL Businesses may differ from those that would have been achieved had the NADL Businesses operated autonomously as a publicly traded entity for all periods presented, because the NADL Businesses may have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity.

All assets, liabilities and operations in the NADL Businesses structure that were not contributed by Seadrill to the Company in connection with the North Atlantic Restructuring are presented as discontinued operations in the Combined Consolidated Carve-out Financial Statements further disclosed in footnote 3.

Post March 31, 2011—Consolidated Financial Statements:

Beginning April 1, 2011, the financial statements of the Company as a separate legal entity are presented on a consolidated basis.

The Consolidated Financial Statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Reverse Stock Split

On November 19, 2012, pursuant to a resolution passed at the annual general meeting held on September 21, 2012, the Company’s board of directors executed a five shares to one consolidation of the ordinary shares of the Company. All references to common shares and per share data throughout these financial statements and notes to the financial statements have been adjusted for all periods presented to give retroactive effect to this reverse stock split.

Revision of previously announced Consolidated and Combinded Carve-Out Financial Statements as of December 31, 2011

North Atlantic has revised its previously announced Consolidated Balance Sheet as of December 31, 2011. The Company has revised the Consolidated Balance Sheet as of December 31, 2011 to correct an immaterial error related to the gross up of certain current related party receivable and payable balances. This revision resulted in a US$11.5 million increase in the current “Amount due from related party” and a corresponding increase in the current “Amount due to related party”. The above mentioned revisions have correspondingly affected the previously reported amounts of “Total current assets”, “Total assets”, “Total current liabilities” and “Total liabilities and shareholders’ equity”.

The Company has also revised the Combined Consolidated Carve-out Statement of Cash Flows for the year ended December 31, 2011 to correct an immaterial error for certain changes in related party balances that were incorrectly classified as cash flows from operating activities. This revision resulted in a US$11.5 million decrease in the “Change in amounts due from/to related party” included in “Net cash provided by operations” and a corresponding increase in “Net cash provided by financing activities”. Within cash flows from financing activities the Company grossed up its presentation of “Proceeds from new shareholder loan” and “Repayments of shareholder loan” amounting to US$122.4 million and US$(110.9) million, respectively.

The adjustments above were not considered to be material individually or in the aggregate to previously issued financial statements, and there was no impact on previously reported total cash and cash equivalents, total shareholders’ equity or combined consolidated carve-out statement of operations.

Note 2—Accounting policies

The accounting policies set out below have been applied consistently to all periods in these Combined Consolidated Carve-out Financial Statements.

Use of estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract revenue

A substantial majority of the Company’s revenues are derived from dayrate based drilling contracts (which may include lump sum fees for mobilization and demobilization) and other service contracts. Both dayrate based and lump sum fee revenues are recognized ratably over the contract period as services are rendered. Under some contracts, the Company is entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any uncertainties regarding achievements of such targets are resolved or upon completion of the drilling program.

In connection with drilling contracts, the Company may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding any extension option periods.

In some cases, the Company may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the remaining contract term, excluding any extension option periods.

Reimbursables

Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of our customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Other revenues

In a business combination there may exists favorable and unfavorable drilling contracts which are recorded at fair value at the date of acquisition when the purchase price allocation is prepared. A favorable or unfavorable drilling contract is a contract that has a dayrate which differs from prevailing market rates at the time of acquisition. The net present value of such contracts is recorded as an asset or liability at the purchase date and subsequently recognized as revenue or reduction to revenue over the contract term.

Mobilization and demobilization expenses

Mobilization costs incurred as part of a contract are capitalized and recognized as expense over the original contract term, excluding any extension option periods. The costs of relocating drilling rigs that are not under contract are expensed as incurred.

Demobilization costs are costs related to the transfer of a vessel or drilling rig to a safe harbor or different geographic area and are expensed as incurred.

Repairs, maintenance and periodic surveys

Costs related to periodic surveys of drilling rigs are capitalized under drilling rigs and amortized over the anticipated period between overhauls, which is generally five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation and amortization expense.

Costs for other repair and maintenance activities are included in rig operating expenses and expensed when the repairs and maintenance take place.

Foreign currencies

The Company and its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company’s reporting currency is also U.S. dollars.

Transactions in foreign currencies during a period are translated into U.S. dollar at the rates of exchange in effect on the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Company’s Consolidated and Combined Consolidated Carve-out statements of operations.

Current and non-current classification

Receivables and liabilities are classified as current assets and liabilities, respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits which have been pledged as collateral for certain guarantees issued by a bank or minimum deposits which must be maintained at all times in accordance with contractual arrangements. Restricted cash with maturity longer than one year are classified separately as non-current assets.

Receivables

Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. The Company establishes reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, the Company considers the financial condition of the customer as well as specific circumstances related to the receivable, such as customer disputes. Receivable amounts determined as being unrecoverable are written off.

Newbuildings

The carrying value of rigs under construction (“Newbuildings”) represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

The Company has option agreements with shipyards to order new rigs at fixed or variable prices which require some or no additional payment upon exercise. Payments for rig purchase options are capitalized at the time when option contracts are acquired or entered into. The Company reviews the expected future cash flows, which would result from the exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable.

Capitalized interest

Interest expenses are capitalized during construction of newbuilds based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Company.

Drilling rigs

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the Company’s floaters, jack-up rigs and tender rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

Cost of property and equipment sold or retired, with the related accumulated depreciation and write-downs are removed from the balance sheet, and resulting gains or losses are included in the consolidated and combined consolidated carve-out statement of operations.

Impairment of Long-Lived Assets

The carrying value of long-lived assets that are held and used by the Company are reviewed for impairment whenever certain trigger events indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Other equipment

Other equipment is recorded at historical cost less accumulated depreciation and is depreciated over its estimated remaining useful life, which is between three and five years depending on the type of asset.

Goodwill

The Company allocates the purchase price of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being capitalized as goodwill. Goodwill is tested for impairment at least annually at the reporting unit level, which is defined as an operating segment, or a component one level below an operating segment, that constitutes a business for which financial information is available and is regularly reviewed by management. The Company has one reporting unit.

The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test.

If the qualitative factors indicate possible impairment the goodwill impairment test requires the Company to compare the fair value of its reporting unit to its carrying value. In the event that the fair value is less than carrying value, the Company must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge.

The goodwill impairment test for a reporting unit will be based on discounted cash flows. The Company will use expected future cash flows applying contract dayrates during the firm contract periods and estimated forecasted dayrates for the periods after expiry of firm contract periods. Zero escalation of dayrates for the periods will be assumed. The estimated future cash flows will be based on remaining economic useful lives for the assets, and discounted using a weighted average cost of capital (WACC).

Defined benefit pension plans

The Company has defined benefit plans which provide retirement, death and early termination benefits. The Company’s net obligation is calculated separately for each plan by estimating the amount of the future benefit that employees have earned in return for their cumulative service.

The aggregated projected future benefit obligation is discounted to a present value, and the aggregated fair value of any plan assets is deducted. The discount rate is the market yield at the balance sheet date on government bonds in the relevant currency and based on terms consistent with the post-employment benefit obligations. The retirement benefits are generally a function of number of years of employment and amount of employees’ remuneration. The plans are primarily funded through payments to insurance companies. The Company records its pension costs in the period during which the services are rendered by the employees. Actuarial gains and losses are recognized in the consolidated statement of operations when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected remaining working lives of the employees participating in the plans. Otherwise, recognition of actuarial gains and losses is included in other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income.

Treasury shares

Treasury shares are recognized at cost as a separate component of shareholders’ equity. The purchase of treasury shares reduces the Company’s share capital by the nominal value of the acquired treasury shares. The amount paid in excess of the nominal value is treated as a reduction of additional paid-in capital.

Derivative Financial Instruments and Hedging Activities

The Company’s interest-rate swap agreements and forward exchange contracts are recorded at fair value. The Company’s interest-rate swap agreements and forward exchange contracts have not been designated as hedging instruments, so changes in the fair value are recorded as a gain or loss as a separate line item within Financial Items.

The NADL Businesses’ combined consolidated net income includes an allocation of the Parent’s derivatives’ gains and losses related to mark-to-market adjustments on floating to fixed interest rate swaps.

Income taxes

North Atlantic is a Bermuda company. Currently, North Atlantic is not required to pay taxes in Bermuda on ordinary income or capital gains as it qualifies as an exempt company. The Company has received written assurance from the Minister of Finance in Bermuda that, it will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate.

The NADL Businesses’ income taxes are calculated on an “as if” separate tax return basis. Seadrill’s global tax model has been developed based on its entire business. Accordingly, the tax results are not necessarily reflective of the results that the NADL Businesses would have generated on a stand-alone basis. Income tax expense is based on reported income or loss before income taxes.

As tax law is based on interpretations and applications of the law, which are only ultimately decided by the courts of the particular jurisdictions, significant judgment is involved in determining our provision for income taxes in the ordinary course of our business. We recognize tax assets and liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based on the technical merits of each position and having regard to the relevant taxing authority’s widely understood administrative practices and precedence.

Interest and penalties relating to income taxes are included in current income tax expense in our consolidated statement of income.

Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. The impact of tax law changes is recognized in periods when the change is enacted.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred charges

Loan related costs, including debt arrangement fees, are capitalized and amortized over the term of the related loan and are included in interest expense.

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Segment reporting

The Company has one reportable segment: mobile units.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. All transactions between the related parties are based on the principle of arm’s length (estimated market value).

Earnings per share

Basic earnings per share (“EPS”) is calculated based on the income (loss) for the period available to common stockholders divided by the weighted average number of shares outstanding for basic EPS for the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. The determination of dilutive earnings per share requires the Company to potentially make certain adjustments to net income and for the weighted average shares outstanding used to compute basic earnings per share unless anti-dilutive. For the period Jan 1 to March 31, 2011, basic and diluted EPS has been computed assuming the shares issued to Seadrill upon formation of the Company and as part of consideration for the Business amounting to 150,003,000 common shares were outstanding for the full period.

Accounting Pronouncements 2012

Fair value measurements—Effective January 1, 2012, we adopted the accounting standards update that requires additional disclosure about fair value measurements that involve significant unobservable inputs, including additional quantitative information about the unobservable inputs, a description of valuation techniques used, and a qualitative evaluation of the sensitivity of these measurements. Our adoption did not have a material effect on the disclosures contained in our notes to condensed consolidated financial statements.

Recently Issued Accounting Standards effective 2013

Balance sheet—Effective January 1, 2013, we will adopt the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The update is effective for interim and annual periods beginning on or after January 1, 2013. We do not expect that our adoption will have a material effect on our condensed consolidated balance sheet or the disclosures contained in our notes to consolidated financial statements.

Balance sheet—Effective January 1, 2013, we will adopt the accounting standards update that requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. We do not expect that our adoption will have a material effect on our condensed consolidated balance sheet or the disclosures contained in our notes to consolidated financial statements.

Note 3—Discontinued operations

The Company has presented the assets and liabilities of all legal entities and the results of operations thereof for all periods presented within the historical combined and consolidated carve out financial statements. However, on March 31, 2011, the date of the North Atlantic Restructuring, the Company purchased only certain of the assets and liabilities of these legal entities, while other assets and operations remained with the Seadrill group, pursuant to the acquisition agreement dated February 17, 2011.

In order to prepare the historical Consolidated Combined Carve-out Financial Statements under U.S. GAAP, all assets, liabilities and operations in the NADL Businesses structure that were not contributed by Seadrill to the Company in connection with the North Atlantic Restructuring are presented as discontinued operations for periods prior to March 31, 2011. The purpose of this is to display the full historical results of the businesses which were contributed to North Atlantic, while not excluding the businesses that were not contributed so as to give a full picture of historical operations during the periods presented.

The businesses that were not contributed include:

•

certain businesses within Seadrill Americas and Seadrill Servicos de Petroleo Ltda., which pertain to South American operations not included within North Atlantic but which were legally owned by North Atlantic during the period;

•	certain businesses within Eastern Drilling AS, which pertain to offshore crewing services on non-North Atlantic assets but which were legally owned by North Atlantic during the period; and

•

certain businesses within Seadrill Offshore AS, which was a counterparty to certain charters on non-North Atlantic assets during the period, but which was legally owned by North Atlantic during the period.

While there was no actual sale of these entities, and therefore no gain or loss included in the historical Combined Consolidated Carve-out Financial Statements, the Company has assessed and presented these entities as discontinued operations as they were not contributed by Seadrill in connection with the North Atlantic Restructuring. The net assets of entities not contributed to North Atlantic were US$415.0 million as of March 31, 2011. The following table presents the results of discontinued operations:

	Years ended December 31,
(In millions of U.S. dollars)	2012	2011
Total operating revenues	—	358.3
Total operating expenses	—	(329.4)
Net operating income / (loss)	—	28.9
Total financial items	—	(18.9)
Income from discontinued operations before tax	—	10.0
Income taxes	—	(6.8)
Income from discontinued operations	—	3.2

Note 4—Segment information

Operating segments

We provide harsh environment offshore drilling services to the oil and gas industry. The Company’s performance is reviewed by the chief operating decision maker as one single business segment, mobile units.

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated. The following presents the Company’s revenue by geographic area:

	Years Ended December 31,
(In millions of U.S. dollars)	2012	2011
Norway	815.2	867.4
United Kingdom	229.6	70.6

Total	1,044.8	938.0

As of December 31, 2012, two of the Company’s drilling rigs, with a net book value of US$1,111.0 million, were located in the United Kingdom and all other rigs were located in Norway. At December 31, 2011, all drilling rigs were in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 5—Subsidiaries

The following table lists the principal subsidiaries that are included in the Company’s Consolidated and Combined Consolidated Carve-out Financial Statements during the periods presented and their purpose. Unless otherwise indicated, the Company owned 100% of each subsidiary.

Name of the company	Jurisdiction of incorporation	Principal activities
North Atlantic Management AS	Norway	Management company
North Atlantic Alpha Ltd.	Bermuda	SPV, rig owning company
North Atlantic Elara Ltd.	Bermuda	SPV, rig owning company
North Atlantic Epsilon Ltd.	Bermuda	SPV, rig owning company
North Atlantic Linus Ltd.	Bermuda	SPV, rig owning company
North Atlantic Navigator Ltd.	Bermuda	SPV, rig owning company
North Atlantic Phoenix Ltd.	Bermuda	SPV, rig owning company
North Atlantic Venture Ltd.	Bermuda	SPV, rig owning company
North Atlantic Rigel Ltd(2)	Bermuda	SPV, rig owning company
North Atlantic Norway Ltd.	Bermuda	Drilling services contractor
North Atlantic Drilling UK Ltd.	UK	Drilling services contractor
North Atlantic Support Services Ltd(2)	UK	Management company
North Atlantic Crew AS	Norway	Vessel Management company
North Atlantic Crewing Ltd	Bermuda	Vessel Management company
Seadrill Norge Holding AS	Spitzbergen	Dormant
Seadrill Norge AS	Spitzbergen	Dormant
Seadrill Offshore AS(1)	Norway	Drilling services contractor
Eastern Drilling AS(1)	Norway	Management company
Seadrill Americas Inc.(1)	USA	Drilling services contractor
Seadrill Servicos de Petroleo Ltda.(1)	Brazil	Services contractor

(1)	Several entities which are owned by Seadrill Norge AS, a holding company that was contributed to North Atlantic, include Seadrill Offshore AS, which is the counterparty to certain charters on drilling rigs owned and operated by Seadrill, Eastern Drilling AS, an offshore crewing business, Seadrill Americas Inc., a technical and administrative centre which manages certain technical operations on behalf of Seadrill, including specific service contracts in Brazil and Seadrill Servicos de Petroleo Ltda., a counterparty to provide service contracts with external clients in Brazil. While these entities are presented in the Combined Consolidated Carve-out Financial Statements as if they were owned during the periods presented, these entities were not contributed to North Atlantic in connection with the North Atlantic Restructuring. As a result of this structure, there are businesses included within the Combined Consolidated Carve-out Financial Statements that have been displayed as discontinued operations within the Consolidated Combined statement of operations as they are not being contributed by Seadrill and no consideration has been paid for them by North Atlantic.
(2)	Formed in 2012

Note 6—Taxation

Income taxes consist of the following:

	Years Ended December 31,
(In millions of U.S. dollars)	2012	2011
Current tax expense:
Bermuda	—	—
Foreign	92.1	127.5
Deferred tax expense:
Bermuda	—	—
Foreign	8.4	(7.9)
Tax effect related to internal sales of assets	—	(92.1)
Amortization of tax effect on internal sale of assets	9.1	12.0

Total provision	109.6	39.5

Effective tax rate	37.6%	13.8%

The income taxes for the years ended December 31, 2012 and 2011 differed from the amount computed by applying the statutory income tax rate of 0% due to operations in foreign jurisdictions with different applicable tax rates as compared to Bermuda.

	Years Ended December 31,
(In millions of U.S. dollars)	2012	2011
Income taxes at statutory rate	—	—
Effect of internal sale of assets	—	(92.1)
Effect of amortization of tax on internal sale of assets	9.1	12.0
Effect of change in uncertain tax positions relating to prior year	79.0	24.0
Effect of taxable income in various countries	26.5	84.4
Effect of permanent difference related to foreign currency	—	11.2

Total	109.6	39.5

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Pension	12.8	4.5
Contracts	22.5	32.0

Gross deferred tax asset	35.3	36.5

Deferred Tax Liability:

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Long term maintenance	34.2	35.3

Gross deferred tax liability	34.2	35.3
Net deferred tax asset	1.1	1.2

Net deferred taxes are classified as follows:

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Short-term deferred tax asset	9.5	9.5
Long-term deferred tax asset	25.8	27.0
Short-term deferred tax liability	(12.1)	(10.0)
Long-term deferred tax liability	(22.1)	(25.3)

Net deferred tax assets	1.1	1.2

Uncertain tax positions

In October 2011, the tax authorities in Norway issued a tax reassessment pertaining to tax filings made by two of our consolidated subsidiaries for the years 2007 through 2009. The following issues were addressed in the tax reassessment:

a)	The Company’s 2007 tax positions relating to a possible taxable gain arising from the transfer of certain legal entities to a different tax jurisdiction. These positions also affect the relevant filed tax assessments for 2008, 2009, 2010 and 2011. To the extent there is a taxable gain, there is also an uncertainty related to the amount of such gain, and this, in turn, is affected by the timing of the transfer of the domiciles of the legal entities to a new tax jurisdiction. In the Company’s opinion, the transfer by the legal entities of their domiciles took place in December 2007.

b)	The principles for conversion of the functional currency for several Norwegian subsidiaries for tax reporting purposes. In the Company’s view, applicable tax legislation is subject to various interpretations related to the calculation of the tax basis measured in Norwegian kroner. There is ongoing correspondence with tax authorities with regards to calculation methods for conversion of accounts in functional currency to taxable income in Norwegian kroner.

Management remains of the opinion that the tax authorities’ position, related to item a) above, is based on an unconstitutional retroactive application of the law. We will vigorously defend ourselves against this claim and we have filed legal action in Norway to mitigate the liability. The case is set to be heard in October 2013 in the Oslo District Court. As for item b) above, we are in ongoing discussions with the tax authorities. In the event that we are successful in defending ourselves against these claims, current year and previous year amounts that have been recognized would be reversed into the Consolidated Statement Operations.

Management has performed an analysis for uncertain tax positions in the various jurisdictions in which the Company operates in accordance with ASC Topic 740 Income Taxes. Based on the analysis, a tax liability related to uncertain tax positions of US$142 million has been recorded as of December 31, 2012 (December 31, 2011: US$63 million). The tax provision has been classified as Other current liabilities as of December 31, 2012. The Company previously reported the uncertain tax position of US$63.0 million as Tax payable, this has been reclassified to Other current liabilities as of December 31, 2011.

In relation to the above mentioned possible tax claims, Seadrill has provided the Company with an indemnity declaration pursuant to which Seadrill has agreed to hold the Company harmless for any tax claims exceeding US$63 million related to the move of legal entities to a new tax jurisdiction and the use of the US dollar as the functional currency for tax reporting purposes. The indemnification asset has been recorded as a non-cash transaction.

The changes to our liabilities related to unrecognized tax positions, excluding interest and penalties that we recognize as a component of income tax expense, were as follows:

(In millions of U.S. dollars)
Balance at December 31, 2010	—
Additions	63.0
Balance at December 31, 2011	63.0
Additions	79.0

Balance at December 31, 2012	142.0

Based on the analysis, the Company has not made any provisions for uncertain tax positions other than the one described above.

North Atlantic is headquartered in Bermuda where we have been granted a tax exemption until 2035. Other jurisdictions in which the Company operates are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it may have an overall loss at the consolidated level. The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
Norway	2007
United Kingdom	2011

Note 7—Earnings per share

The components of the numerator and denominator for the calculation of basic and diluted earnings per share resulting from continuing operations are as follows:

Basic and diluted earnings per share

(In millions of U.S. dollars)	Net income	Weighted average shares outstanding	Earnings per share
2011
Continuing operations	246.7	192,455,504	1.28
Discontinued operations	3.2	192,455,504	0.02
Net income	249.9	192,455,504	1.30

2012
Continuing operations	181.7	220,334,090	0.82
Discontinued operations	—	220,334,090	—
Net income	181.7	220,334,090	0.82

For the period Jan 1 to March 31, 2011, basic and diluted EPS has been computed assuming the shares issued to Seadrill upon formation of the Company and as part of consideration for the North Atlantic Restructuring, amounting to 150,003,000 common shares, were outstanding for the full period.

The number of shares referred to in the above calculation have been adjusted for all periods presented to give retroactive effect to the one-for-five reverse stock split executed on November 19, 2012.

Note 8—Other revenues

	Years ended December 31,
(In millions of U.S. dollars)	2012	2011
Amortization of unfavorable contracts	—	23.3
Other	0.1	0.1
Total	0.1	23.4

The unfavorable contract values arose from contracts originally purchased by Seadrill Offshore AS from third parties that have been contributed to the Company, and represent the net present value of the existing contracts compared to the current market rates, discounted at the weighted average cost of capital. The estimated unfavorable contract values have been amortized and recognized under other revenues over the terms of the contracts, ranging from two to five years and are fully amortized at December 31, 2011.

Note 9—Restricted cash

Short term restricted cash of US$23.6 million and US$12.2 million at December 31, 2012 and 2011, respectively, relates to tax withholding deposits.

Note 10—Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2012 was US$0 million (December 31, 2011: US$0 million).

The Company did not recognize any bad debt expense in 2012 and 2011.

Note 11—Other current assets

(In millions of U.S. dollars)	December 31, 2012	December 31 2011
Reimbursable amounts due from customers	17.5	11.0
Prepaid expenses	3.6	2.1
Deferred tax effect of internal transfer of assets—current portion	9.1	6.6
Loan fees—short term portion	5.0	5.1
VAT receivables	2.7	4.8
Other	4.5	5.2
Total other current assets	42.4	34.8

Note 12—Newbuildings

(In millions of U.S. dollars)	December 31, 2012	December 31 2011
Opening balance	572.2	119.0
Additions	184.5	442.8
Capitalized interest and loan related costs	10.6	10.4
Re-classified as Drilling rigs	(518.6)	—

Closing balance	248.7	572.2

Additions in 2012 are related to the construction of the jack-up drilling rigs West Elara and West Linus and also the semi submersible drilling rig West Rigel. Additions in 2011 are related to the construction of jack-up drilling rigs, West Linus and West Elara.

The reclassification to drilling rigs is related to the West Elara which commenced operations on March 22, 2012

Note 13—Drilling rigs

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Cost	3,172.6	2,600.3
Accumulated depreciation	(756.4)	(593.5)

Net book value	2,416.2	2,006.8

Additions in 2012 primarily relate to the reclassification of West Elara from newbuildings to drilling rigs upon commencement of operations in March 2012. Other additions in 2012 and 2011 are related to expenditures for major additions, improvements and long term maintenance to existing drilling rigs that extend the life of a drilling rig or increase functionality.

Note 14—Goodwill

As described in Note 1 “General Information”, the Company acquired the shares in the entities owning Seadrill’s harsh environment drilling rigs—West Alpha, West Epsilon, West Venture, West Navigator and West Phoenix—and one harsh environment drilling rig under construction, West Elara. The consideration for the shares was US$2,354.8 million and has been accounted for as a common control transaction. As such the consolidation of the purchased companies is based on Seadrill’s net asset carrying values of US$1,047.7 million including goodwill of US$480.6 million.

No impairment losses were recognized for the year ended December 31, 2012 and 2011.

Note 15—Other non-current assets

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Deferred tax effect of internal transfer of assets—net of current portion	120.3	128.9
Loan fee	16.7	21.8
Other	1.5	0.7

Total other non-current assets	138.5	151.4

Note 16—Long-term interest bearing debt and interest expenses

As of December 31, 2012 and December 31, 2011, the Company had the following debt facilities:

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Credit facilities:
US$2,000 facility	1,750.0	1,916.7

Total Bank Loans	1,750.0	1,916.7

Bonds:
Bond loan, subscribed in full by related party	500.0	500.0

Total Bonds	500.0	500.0

$210 Million shareholder loan from related party	—	210.0
$200 Million revolving credit facility from related party	175.0	—
$27.5 Million shareholder loan facility provided by related party	27.5	—

Total interest bearing debt	2,452.5	2,626.7

Less: current portion	(166.7)	(166.7)

Long-term portion of interest bearing debt	2,285.8	2,460.0

The outstanding debt as of December 31, 2012 is repayable as follows:

Year ending December 31, (In millions of U.S. dollars)
2013	166.7
2014	194.2
2015	341.7
2016	166.7
2017 and thereafter	1,583.2

Total debt	2,452.5

Credit facilities

In April 2011, a US$2,000 million senior secured credit facility and a US$500 million bond were entered into with Seadrill to fund the Company’s acquisition of West Phoenix, West Navigator, West Alpha, West Epsilon, West Venture, West Elara and West Linus.

The US$2,000 million senior secured credit facility has a six year tenor payable quarterly with a balloon payment of US$1,000 million at maturity. The loan bears interest of Libor plus 2.0% per annum.

The US$500 million bond was issued to Seadrill in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears, matures in full on March 31, 2018 and must be repaid at par (100%) by the Company. On December 20, 2012, Seadrill sold it’s North Atlantic Drilling Ltd unsecured bond of US$500 million to Metrogas, another related party, with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase.

The US$210 million shareholder loan facility bearing fixed interest at 6.0% per annum was repaid in March 2012 by converting US$150 million of the loan as consideration for 15,000,000 shares issued to Seadrill, with the remaining US$60 million outstanding repaid in cash.

Seadrill has provided North Atlantic with a US$200 million unsecured revolving credit facility that matures on January 30, 2015. The interest is Libor plus 3.0% per annum. Aggregate drawdowns and repayments on this facility during the year ended December 31, 2012 were US$645 million and US$470 million, respectively. As of December 31, 2012, US$175 million of the facility was drawn.

Seadrill has provided North Atlantic an unsecured loan facility of US$27.5 million. The loan bears a fixed interest of 4.0% and shall be repaid in full on December 31, 2014 at the latest. North Atlantic is entitled to prepay the loan in full or in part at no penalty.

Covenants on loans and bonds

Bank Loans

In addition to security provided to lenders in the form of pledged assets, the US$2,000 million senior secured credit facility contains financial covenants, including the following:

•	Minimum liquidity requirement: to maintain cash and cash equivalents of at least US$75 million within the group, measured on the last day of each fiscal quarter.

•	Interest coverage ratio: to maintain an EBITDA[1] to interest expense ratio of at least 3.0:1.

•	Current ratio: to maintain current assets (excluding minimum liquidity) to current liabilities (excluding the current portion of the Company’s long-term debt) ratio of at least 1:1.

•

Equity ratio: to maintain total equity to total assets ratio of at least 25.0% throughout 2011 and 30.0% thereafter. Both equity and total assets are adjusted for the difference between book value and market values of drilling rigs.

•

Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 5:1 until and including the fourth quarter of 2014 and not exceed 4.5:1 thereafter. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

(1)	“EBITDA” means the earnings before interest, tax, depreciation and amortization of the Company on a consolidated basis for the previous period of twelve (12) months as such term is defined in accordance with accounting principles consistently applied, subject to certain adjustments.

Bonds

For the Company’s outstanding bonds, the material covenants are as follows:

•	Equity Ratio: to maintain a total equity to total assets ratio of at least 25.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling rigs.

•	Minimum liquidity requirement: to maintain cash and cash equivalents of at least US$50 million within the Group.

As of December 31, 2012, the Company is in compliance with all of the covenants under its outstanding bond.

The Company’s preliminary unaudited balance sheet and income statement for the year ended December 31, 2011 sent to its lenders on February 29, 2012 showed compliance with all covenants. However, the Company subsequently recorded an uncertain tax provision of US$63 million related to a legal case described in Note 6—Taxation which caused the current ratio according to the adjusted financial statements for the year ended December 31, 2011 to be lower than 1:1 which constituted a temporary period of non-compliance relating to the $2,000 million senior secured credit facility. The Company duly informed its lenders of this situation prior to release of its adjusted financial statements, and on April 27, 2012 the Company received a letter from its lenders stating that they had concluded, based on advice from their legal counsel, that the temporary period of non-compliance did not constitute an event of default because it was not continuing on the basis that it had been remedied in the first quarter of 2012 by i) receiving US$150 million in cash in connection with a share issuance, ii) converting US$150 million of debt to equity, which resulted in share issuance to Seadrill, and iii) establishing a US$200 million revolving facility with Seadrill.

Note 17—Other current liabilities

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Derivative financial instruments[1]	69.5	54.1
Accrued interest expense	17.9	18.8
Accrued expenses	119.1	38.7
Employee withheld taxes, social security and vacation payment	36.7	27.0
Short term portion of deferred revenues	13.5	8.4
Uncertain tax positions	142.0	63.0

Total other current liabilities	398.8	210.0

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 24.

Note 18—Other non-current liabilities

Other non-current liabilities of US$40.4 million and US$18.6 million at December 31, 2012 and 2011, respectively, relates to the long term portion of deferred revenues.

Note 19—Share capital

	December 31, 2012		December 31, 2011
All shares are common shares of US$5.00 par value each	Shares	$ millions	Shares	$ millions
Authorized share capital	400,000,000	2,000.0	400,000,000	2,000.0
Issued and fully paid share capital	230,003,000	1,150.0	200,003,000	1,000.0
Treasury shares held by Company	(2,373,863)	(11.9)	(2,373,863)	(11.9)

Outstanding shares in issue	227,629,137	1,138.1	197,629,137	988.1

As of December 31, 2012, the Company’s shares were listed on the Norwegian OTC list. The total number of shares issued by the Company as of December 31, 2012 consisted of 3,000 shares issued upon formation of the Company, 50,000,000 shares issued to the general public in a private placement during February 2011, 150,000,000 shares issued to Seadrill as part of the consideration for the transfer of the business to the Company on March 31, 2011 and 30,000,000 shares issued in a private placement during March 2012.

After incorporation, the Company repurchased shares that may be cancelled or held as treasury shares. As of December 31, 2012 the Company held 2,373,863 common shares as treasury shares at cost and as of December 31, 2012 there were 227,629,137 common shares outstanding.

The Company’s shareholders passed a resolution at the annual general meeting held on September 21, 2012, authorizing the reduction of the Company’s share premium account from US$834.3 million to US$0 and an increase in the Company’s contributed surplus account of US$834.3 million, with immediate effect, the purpose of which was primarily to increase the ability of the Company to declare and distribute dividends to its shareholders.

The Company’s contributed deficit account originally amounted to US$1,307 million and relates to the difference between the carrying value of net assets purchased and the consideration paid for the businesses acquired in the North Atlantic Restructuring. This account will not be netted against future earnings and does not restrict the Company’s ability to pay dividends. During 2011 and 2012 the amount has been reduced to US$1,235.5 million following recognition of certain common control transactions.

Note 20—Accumulated Other Comprehensive Income

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Actuarial loss relating to pension	(32.8)	(11.6)

Total accumulated other comprehensive loss	(32.8)	(11.6)

For actuarial loss related to pension, the accumulated applicable amount of income taxes related to companies domiciled in Norway, where the tax rate is 28%, amounted to US$12.8 million and US$4.5 million at December 31, 2012 and 2011, respectively.

Note 21—Share option plan

The Board resolved, in its meeting on February 14, 2011, to establish a share option based incentive scheme for the Company’s employees and directors, approved a set of rules applicable to the scheme and reserved 6,000,000 of its authorized, but unissued share for use to satisfy future exercises of options granted under the scheme.

Further, the Board resolved that options granted prior to the listing of the Company’s shares could be granted at an exercise price equal to the subscription price in the private placement. No option has been granted under the scheme in 2012 or 2011. However, the Company did recognize a charge for share options granted at the Seadrill parent level related to North Atlantic employees of US$0.8 million and US$0.7 million in 2012 and 2011, respectively.

Note 22—Pension benefits

The Company has defined benefit pension plans covering substantially all Norwegian employees. A significant part of this plan is administered by a life insurance company. Under this scheme, the Company contributes to the employee’s pension plan amounts ranging into five to eight percent of the employee’s annual salary. In April 2011, pension obligations and assets amounting to US$11.9 million and US$8.9 million, respectively, relating to North Atlantic’s management employees previously employed by Seadrill Management AS were transferred to the Company. The Company has included only period costs allocated from Seadrill as pension costs relating to these employees during the Combined Consolidated Carve-out periods as these employees were a part of a pension scheme operated by Seadrill Management AS and, therefore, this scheme was treated as multi-employer scheme.

For onshore employees in Norway, continuing with the defined benefits plan, the primary benefits are retirement pension of approximately 66% of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66 percent of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have retirement and long-term disability pension of approximately 60% of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension.

In addition, the Company has a defined contribution plan for all new onshore employees. Total payments to this plan were US$0.4 million and US$0.3 million for the years ended December 31, 2012 and 2011, respectively.

Annual pension cost

	Years ended December 31,
(In millions of U.S. dollars)	2012	2011
Benefits earned during the year	11.2	11.0
Interest cost on prior years’ benefit obligation	4.5	5.6

Gross pension cost for the year	15.7	16.6
Expected return on plan assets	(4.6)	(5.4)
Administration charges	0.3	0.4

Net pension cost for the year	11.4	11.6
Social security cost	1.6	1.6
Amortization of actuarial gains/losses	0.4	(0.1)

Amortization of prior service cost	(1.9)	—

Amortization of net transition assets	(0.2)	—

Total net pension cost	11.4	13.1

The funded status of the defined benefit plan

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Projected benefit obligations	159.8	114.7
Plan assets at market value	(115.8)	(81.4)

Accrued pension liability exclusive social security	44.0	33.3
Social security related to pension obligations	6.2	4.7

Accrued pension liabilities	50.1	38.0

Change in benefit obligations

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Benefit obligations at beginning of year	114.7	98.9
Interest cost	4.5	5.6
Current service cost	11.2	11.0
Benefits paid	(1.9)	(3.3)
Change in unrecognized actuarial loss (gain)	22.4	(5.7)
Transfer of members from Seadrill Management AS	(1.7)	11.9
Foreign currency translations	10.6	(3.7)

Benefit obligations at end of year	159.8	114.7

Change in pension plan assets

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Fair value of plan assets at beginning of year	81.4	72.7
Estimated return	4.6	5.4
Contribution by employer	25.9	14.0
Administration charges	(0.3)	(0.4)
Benefits paid	(1.9)	(2.2)
Change in unrecognized actuarial (loss) gain	(1.5)	(9.4)
Transfer of members from Seadrill Management AS	—	8.9
Foreign currency translations	7.6	(7.6)

Fair value of plan assets at end of year	115.8	81.4

Pension obligations are actuarially determined and are critically affected by the assumptions used, including the expected return on plan assets, discount rates, compensation increases and employee turnover rates. The Company periodically reviews the assumptions used, and adjusts them and the recorded liabilities as necessary.

The expected rate of return on plan assets and the discount rate applied to projected benefits are particularly important factors in calculating the Company’s pension expense and liabilities. The Company evaluates assumptions regarding the estimated rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated utilizing the asset allocation classes held by the plan’s portfolios. The discount rate is based on the Norwegian government 10 year-bond effective yield. Changes in these and other assumptions used in the actuarial computations could impact the projected benefit obligations, pension liabilities, pension expense and other comprehensive income.

Assumptions used in calculation of pension obligations	2012	2011
Rate of compensation increase at the end of year	3.50%	4.00%
Discount rate at the end of year	4.20%	3.90%
Prescribed pension index factor	1.40%	1.10%
Expected return on plan assets for the year	4.00%	4.80%
Employee turnover	4.00%	4.00%
Expected increases in Social Security Base	3.25%	3.75%
Expected annual early retirement from age 60/62:
Offshore personnel Mobile units and onshore employees	50.0%	50.0%

The weighted-average asset allocation of funds related to the Company’s defined benefit plan at December 31, 2012 and 2011 was as follows:

Pension benefit plan assets	2012	2011
Equity securities	9.1%	9.2%
Debt securities	52.1%	50.2%
Real estate	17.2%	17.8%
Money market	20.1%	22.3%
Other	1.5%	0.5%

Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The Company diversifies its allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable. The estimated yearly return on pension assets was 4.0% in 2012 and 4.8% in 2011.

Cash flows—Contributions expected to be paid

The table below shows the Company’s expected annual pension plan contributions under defined benefit plans for the years 2013-2022. The expected payments are based on the assumptions used to measure the Company’s obligations at December 31, 2012 and include estimated future employee services.

Years ending December 31, (In millions of U.S. dollars)
2013	26.0
2014	27.3
2015	28.7
2016	30.1
2017	31.6
2018-2022	183.5

Total payments expected during the next 10 years	327.2

Note 23—Related party transactions

The Company transacts business with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant interest:

•	Seadrill

•	Ship Finance International Limited (“Ship Finance”)

•	Metrogas Holdings Inc (“Metrogas”)

•	Frontline Management (Bermuda) Limited (“Frontline”)

•	Archer Limited (“Archer”)

Common control transaction—North Atlantic Restructuring

In addition to the initial N-OTC share issue to Seadrill, the initial installment payment for the West Linus newbuild, the US$2,354.8 million acquisition for the four operating drilling rigs and one newbuild and the US$675 million acquisition of the West Phoenix discussed in Note 1—General Information, the Company had the following related party transactions during the years ended December 31, 2012 and 2011:

Bond:

The Company issued a US$500 million bond to Seadrill in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears.

US$210 million Shareholder loan:

In connection with the North Atlantic Restructuring, Seadrill provided North Atlantic a shareholder loan of US$210 million. US$150 million of the loan was converted to equity, and the remaining US$60 million was repaid in cash in connection with the private placement completed on March 27, 2012. The interest was fixed at 6.0% during the loan period.

US$200 million Revolving Credit Facility:

Seadrill provided North Atlantic an unsecured revolving credit facility of US$200 million in June 2012. Aggregate drawdowns and repayments on this facility during the year ended December 31, 2012 were US$645 million and US$470 million, respectively. The maturity date is January 30, 2015. The interest is Libor plus 3.00% per annum. At December 31, 2012, the Company had drawn US$175 million from the facility.

US$27.5 million Loan Facility:

Seadrill provided North Atlantic an unsecured loan facility of US$27.5 million during 2012. The maturity date is December 31, 2014, but North Atlantic is entitled to prepay the loan in full or in part at no penalty. The interest is fixed at 4.0% per annum.

Short- term interest bearing loan to related party:

North Atlantic granted Seadrill a short-term loan of US$60 million on May 9, 2012, of which US$10 million was repaid on May 23, 2012. In addition, the Company granted Seadrill a short-term loan of US$120 million in June 2012. The loans bore interest of LIBOR plus 1.9% per annum and were fully repaid in July, 2012.

Performance guarantees:

Seadrill provides performance guarantees in connection with the Company’s drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was US$300 million at December 31, 2012 and US$220 million at December 31, 2011, and incurred a fee of US$3.0 million and US$2.2 million for the years ended December 31, 2012 and 2011, respectively.

In addition, the Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Tax Indemnity:

Seadrill has provided the Company with an indemnity declaration pursuant to which Seadrill has agreed to hold the Company harmless for any tax claims exceeding US$63 million related to the move of legal entities to a new tax jurisdiction and the use of the US dollar as the functional currency for tax reporting purposes. As of December 31, 2012, the Company had booked a current related party receivable of US$79 million related to the indemnification agreement.

West Hercules operation agreement:

In July 2012, the management of West Hercules, a harsh environment semi-submersible drilling rig controlled by Seadrill through a financial lease with a subsidiary of Ship Finance International Ltd, was transferred from Seadrill to North Atlantic. The rig was mobilized in 2012 for operations in Norway, where it will be working under a 4 year contract with Statoil. West Hercules will be operated by North Atlantic through a commercial agreement with Seadrill signed November 2012. The key terms of the agreement are:

•	Share of mobilization costs and revenue are 90% to Seadrill and 10% to North Atlantic.

•	North Atlantic is to pay Seadrill monthly operating lease payments for the use of the rig.

•	Operational risk rests with North Atlantic.

•	Capital expenditure and long term maintenance of the rig is to Seadrill’s account.

The Company charged Seadrill US$140.5 million for its share of mobilization costs in the year ended December 31, 2012. There were no other related party transactions in connection with this agreement for the year ended December 31, 2012 as the rig had not yet commenced operations.

Archer Engineering Services:

North Atlantic received engineering services from subsidiaries of Archer Ltd. The charged amount was US$3.0 million and US$1.2 million for the years ended December 31, 2012 and 2011, respectively. Archer Ltd. is a company in which Seadrill Limited is a large shareholder.

Newbuild installments and project costs

In February 2011, Seadrill paid $90.0 million on North Atlantic’s behalf in respect of the first installment to the shipyard on the West Linus newbuild. North Atlantic repaid Seadrill in full in October 2011.

Seadrill paid $31.1 million of project costs related to the West Elara newbuild on North Atlantic’s behalf throughout the year ended December 31, 2011. North Atlantic repaid $19.6 million to Seadrill in October 2011.

Management services:

North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement.

North Atlantic Management has contracted in senior management services from Seadrill Management in accordance with the terms of the Services Agreement. The agreement can be terminated by either party at one month’s notice. The remuneration model is based on a cost plus principle, with the margin being 5%. Seadrill Management had charged North Atlantic Management a fee of US$18.9 million and US$10.6 million for providing the services under the Services Agreement for the years ended December 31, 2012 and 2011, respectively.

The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was less than US$0.1 million for the years ended December 31, 2012 and 2011. Frontline Management (Bermuda) Ltd. is a wholly-owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.

Allocations:

As described in note 1, management has allocated administrative expenses and pension costs and other financial items for the purposes of the Combined Consolidated Carve-out Financial Statements. The amount allocated to the NADL Businesses and included within administrative expenses was US$19.7 million for the year ended December 31, 2011. Interest expense related to general corporate purpose debt allocated to the NADL Businesses was US$1.5 million for the year ended December 31, 2011. The derivatives’ gain allocated to the NADL Businesses and included in other financial items was US$1.3 million for the year ended December 31, 2011. There were no allocations to the Company’s consolidated financial statements for the year ended December 31, 2012.

Related Party Balances:

The following are the related party balances as at December 31, 2012 and December 31, 2011:

(In millions of U.S. dollars)	December 31, 2012	December 31, 2011
Receivables:
Seadrill Ltd	102.3	11.5
Seadrill Offshore AS	140.6	—

Amount due from related party	242.9	11.5

Payables
Seadrill Insurance Ltd.	4.5	—
Seadrill Offshore AS	—	4.2
Seadrill Management AS	7.9	2.3
Seadrill Deepwater Crewing Ltd.	11.7	11.6
Seadrill Deepwater Units Pte Ltd.	12.1	—
Seadrill Eminence Ltd	10.0	—
Other Seadrill subsidiaries	1.1	0.3

Amount due to related party	47.3	18.4

$210 Million shareholder loan from Seadrill Ltd	—	210.0
$200 Million revolving credit facility from Seadrill Ltd.	175.0	—
$27.5 Million shareholder loan facility provided by Seadrill Eminence Ltd.	27.5	—
Bond loan	500.0	500.0

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and when a related party pays an invoice on behalf of the Company, respectively. Receivables and payables are generally settled monthly in arrears.

Amounts due to and from Seadrill and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

Interest charged relating to the bond loan and shareholder loan to Seadrill for the years ended December 31, 2012 and 2011 amounted to US$43.5 million and US$38.7 million, respectively.

Interest earned on the loan to Seadrill for the year ended December 31, 2012 was US$0.2 million.

Note 24—Risk management and financial instruments

The majority of our gross earnings from drilling rigs are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in countries with currency other than U.S. dollars and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates. The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company’s cash flows.

Interest rate risk management

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements not qualified as hedge accounting

At December 31, 2012, the Company had interest rate swap agreements with an outstanding principal amount of US$1,100 million (December 31, 2011: US$1,000 million), all of which were entered into after the Company commenced operations as a standalone entity on April 1, 2011. Certain of these interest rate swaps are forward starting swaps as disclosed below. All agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under “Other Financial Items.” The total fair value of the interest rate swaps outstanding at December 31, 2012 amounted to a liability of US$69.5 million (December 31, 2011: US$52.5 million liability).

The Company’s interest rate swap agreements as of December 31, 2012 were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 - Dec 2019

Foreign currency risk management

The Company uses foreign currency forward contracts and other derivatives to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under other current assets if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At December 31, 2012, the Company had forward contracts to sell US$170 million between January 2013 and May 2013 at exchange rates ranging from NOK5.64 to NOK5.77 per US dollar. The total fair value of currency forward contracts at December 31, 2012 amounted to US$3.2 million receivable (December 31, 2011: US$1.6 million liability).

Credit risk

The Company has financial assets, including cash and cash equivalents, restricted cash, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company’s policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values

The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2012 and December 31, 2011 are as follows:

	December 31, 2012		December 31, 2011
(In millions of U.S. dollars)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	98.4	98.4	147.4	147.4
Restricted cash	23.6	23.6	12.2	12.2
Current portion of long-term debt	166.7	166.7	166.7	166.7
Long-term interest bearing debt	1,583.3	1,583.3	1,750.0	1,750.0
Related party debt	748.0	702.5	747.7	710.0

Financial instruments that are measured at fair value on a recurring basis:

(In millions of U.S. dollars)		December 31, 2012		December 31, 2011
		Fair value	Carrying value	Fair value	Carrying value
Assets
Currency forward contracts	Level 2	3.2	3.2	—	—

Liabilities
Currency forward contracts	Level 2	—	—	1.6	1.6
Interest rate swaps	Level 2	69.5	69.5	52.5	52.5

Movements in interest rate swaps:

(In millions of U.S. dollars)
Beginning balance, December 31, 2011	(52.5)
Changes in fair value	(17.3)

Closing balance, December 31, 2012	(69.5)

Movements in currency forward contracts:

(In millions of U.S. dollars)
Beginning balance, December 31, 2011	(1.6)
Additions	3.2
Disposals	1.6
Changes in fair value	—

Closing balance, December 31, 2012	3.2

ASC Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair values of interest rate swaps and forward exchange contracts are calculated using the income approach, discounting of future contracted cash flows on LIBOR and NIBOR interest rates.

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every 1 to 6 months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the US$500 million related party bond and the US$27.5 million loan facility at December 31, 2012 is estimated based on instruments for which fair value is readily available in the market with comparable credit spreads as at December 31, 2012 and at the time of entering into the debt agreement. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the US$175 million floating rate revolving loan from Seadrill is estimated to be equal to the carrying value. This estimate is based on the assumption that changes in interest rates have insignificant impact on the fair value of the loan since the applicable interest rate reprices to market frequently.

Retained Risk

Physical Damage Insurance

The Parent purchases hull and machinery insurance to cover for physical damage to its drilling rigs and charges the Company for the cost related to the Company’s fleet.

The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s rig fleet. The deductible is currently a maximum of $5 million per occurrence.

Loss of Hire Insurance

The Parent purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Parent’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 210 days. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

Protection and Indemnity Insurance

The Parent purchases protection and indemnity insurance and excess liability for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million, per event and in the aggregate.

The Company retains the risk for the deductible of up to $0.025 million per occurrence relating to protection and indemnity insurance.

Concentration of risk

The Company has financial assets, including cash and cash equivalents, other receivables and certain derivative instrument receivable amounts. These other assets expose the Company to credit risk arising from possible default by the counterparty. There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Swedbank AB, Fokus Bank, ABN Amro and Nordea Bank Finland Plc. The Company considers these risks to be remote.

In the year ended December, 31, 2012, 46% of the Company’s contract revenues were received from Statoil ASA (“Statoil”) (2011: 31%), 16% from Total S.A Group (“Total”) (2011: 23%), 17% from Royal Dutch Shell Group (“Shell”) (2011: 23%), 13% from BG Norge Limited Group (“BG”) (2011: 23%) and 8% from ExxonMobil (2011: 0%). There is thus a concentration of revenue risk towards Statoil, Total, Shell and BG.

Note 25—Commitments and contingencies

Legal Proceedings:

The Company may be a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its drilling rigs, in the ordinary course of business. The Company believes that the resolution of such claims either individually or in aggregate will not have a material adverse effect on the Company’s operations or financial condition, and, except for the tax case described in Note 6, currently has no outstanding legal proceeding it considers material except as otherwise disclosed in Note 6.

Pledged assets

The book value of assets pledged under mortgages and overdraft facilities at December 31, 2012 was US$2,416.2 million.

Newbuilding Commitments

As of December 31, 2012, we had two contractual commitments under newbuilding contracts. The contracts are for the construction of one jack-up drilling rig and one semi-submersible drilling rig which is scheduled to be delivered in Q4 2013 and Q1 2015, respectively. The maturity schedule for the contractual commitments as of December 31, 2012 is as follows:

(In millions of U.S. dollars)	2013	2014	2015	2016	2017	2018 and thereafter
Newbuildings	360.0	—	454.4	—	—	—

We plan to finance the remaining contractual commitments for the West Linus and the West Rigel with cash flows from operations, borrowings under new credit facilities, and the net proceeds from securities offered in the public and private debt capital markets.

West Hercules bareboat

As discussed in Note 23—Related Party Transactions, the Company leases the West Hercules rig from Seadrill. Future lease commitments are payable as follows:

(In millions of U.S. dollars)	2013	2014	2015	2016	2017	2018 and thereafter
West Hercules lease payments	71.6	83.2	83.7	83.7	7.1	—

Leased Premises Commitments

In July 2012, the Company moved from a shared Seadrill premises into its own premises in Stavanger. The related operating lease commitments are summarized in the table below:

(In millions of U.S. dollars)	2013	2014	2015	2016	2017	2018 and thereafter
Leased premises	2.1	2.0	1.8	1.7	1.8	9.2

Guarantees

The Company has not issued any guarantees in favor of third parties.

NORTH ATLANTIC DRILLING LTD.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

We are a Bermuda exempted company. The Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. The Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

We have adopted provisions in our Bye-laws that provide that we shall indemnify our officers, directors, resident representative and members of board committees out of the funds of the Company from and against all civil liabilities, loss, damage, or expense incurred or suffered by him or her as such director, officer, resident representative or committee member of the Company, and indemnity extends to any person acting as a director, officer, resident representative or committee member of the Company, in the reasonable belief that he or she has been so appointed or elected notwithstanding any defect in such appointment or election. Such indemnity shall not extend to any matter which would render it void pursuant to the Companies Act.

The Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him or her in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. Our Bye-laws provide that we may maintain insurance for the benefit of any directors, alternate directors, officers, persons or member of a committee authorized under our Bye-laws, employees or resident representative of the Company in respect of any liability that may be incurred by them or any of them hosoever arising in connection with their respective duties or supposed duties to the Company.

The SEC has informed us that, to the extent that indemnification for liabilities arising under U.S. federal securities laws may be permitted to directors or officers under the Companies Act or our memorandum of association or bye-laws, such indemnification is against public policy and thus unenforceable.

Item 7. Recent Sales of Unregistered Securities

On February 16, 2011, we issued 50,000,000 common shares in a Norwegian private transaction exempt from registration under the Securities Act. These common shares were initially sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act. RS Platou Markets ASA acted as lead manager for the private placement, for which it received customary fees. The net proceeds of this transaction were applied to partially finance the acquisition of six drilling units and related drilling contracts from Seadrill, which is referred to as the North Atlantic Restructuring.

In March 2011, we issued 150,000,000 common shares to Seadrill in connection with the closing of the North Atlantic Restructuring, in a private transaction exempt from registration under the Securities Act. These common shares were initially sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act. No fees were paid in connection with this share issuance. The net proceeds of this offering were used to partly finance the acquisition of the vessels we acquired in the North Atlantic Restructuring.

In April 2011, we issued a $500 million callable senior unsecured bond to Seadrill to partly finance the acquisition of the vessels we acquired in the North Atlantic Restructuring. The bond bears interest at a rate of 7.75% per annum, payable semi-annually in arrears, and matures in full on March 31, 2018. On December 20, 2012, Seadrill sold this bond to Metrogas, a party related to us, with a call option to repurchase the bond in full at a price equal to par plus unpaid accrued interest on the date of repurchase. As of June 30, 2013 and December 31, 2012, the outstanding balance on the bond was $500 million, and was held entirely by Metrogas.

In March 2012, we issued 30,000,000 common shares in a private transaction exempt from registration under the securities Act, of which Seadrill purchased 15,000,000 common shares. These common shares were initially sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act. RS Platou Markets ASA acted as lead manager for the private placement, for which it received customary fees. No fees were paid in respect of common shares purchased by Seadrill. The net proceeds of this transaction were applied to (i) pay yard installments for the newbuilding semi-submersible the West Rigel; (ii) repayment of intra-company debt to Seadrill; and (iii) general corporate purposes.

On October 17, 2013, we issued a NOK 1,500 million senior unsecured bond, which was equivalent to approximately $253 millions, with a maturity in October 2018. An application will be made for the bonds to be listed on the Oslo Stock Exchange. The net proceeds from the bond issuance have been used to repay the remaining outstanding amount of $169 million under our $335 Million Revolving Credit Facility with Seadrill, and the remaining proceeds were used to repay in part our $2,000 Million Senior Secured Revolving Credit Facility.

Item 8. Exhibits and Financial Statement Schedules

Number	Description

1.1	Form of Underwriting Agreement**

3.1	Memorandum of Association*

3.2	Bye-laws*

3.3	Amended and Restated Bye-laws

4.1	Form of Common Share Certificate*

5.1	Form of Opinion of MJM Limited as to the legality of the securities being registered*

8.1	Form of Opinion of Seward & Kissel LLP with respect to certain U.S. tax matters

10.1	General Management Agreement between North Atlantic Drilling Ltd. and North Atlantic Management AS*

10.2	Services Agreement between Seadrill Management AS and North Atlantic Management AS*

10.3	Management and Administrative Services Agreement between Seadrill Management Ltd. and North Atlantic Management Ltd. relating to the West Hercules

10.4	Equity Compensation Plan

10.5	Restricted Stock Unit Plan

10.6	Form of Cooperation Agreement between North Atlantic Drilling Ltd. and Seadrill Limited

10.7	$2,000 Million Senior Secured Credit Facility between North Atlantic Drilling Ltd. and a Syndicate of Banks, dated April 15, 2011*

10.8	$500 Million 7.75% Unsecured Bond due 2018*

10.9	$335 Million Revolving Credit Facility between North Atlantic Drilling Ltd. and Seadrill Limited, dated March 30, 2012, as amended*

10.10	Amendment No. 1 to the $335 Million Revolving Credit Facility between North Atlantic Drilling Ltd. and Seadrill Limited, dated June 28, 2013

10.11	$195 Million Related Party Loan

10.12	NOK 1,500 Million Senior Unsecured Bond due 2018

14.1	Code of Ethics*

21.1	List of Subsidiaries*

Number	Description

23.1	Consent of PricewaterhouseCoopers AS

23.2	Consent of MJM Limited

23.3	Consent of Seward & Kissel LLP

23.4	Consent of Nominee Executive Officer*

23.5	Consent of Fearnley Offshore AS

24.1	Powers of Attorney (included in the signature page hereto)

99.1	Confidential Draft Registration Statement submitted on October 26, 2012*

*	Previously filed
**	To be filed by amendment

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Stavanger, Norway, on the 8 day of November, 2013.

NORTH ATLANTIC DRILLING LTD.

By:	/s/ Alf Ragnar Løvdal
	Name:	Alf Ragnar Løvdal
	Title:	Chief Executive Officer (Principal Executive Officer)

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary J. Wolfe and Robert E. Lustrin or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 8, 2013.

Signature	Title

/s/ Alf Ragnar Løvdal Alf Ragnar Løvdal	Chief Executive Officer (Principal Executive Officer)

/s/ Rune Magnus Lundetræ Rune Magnus Lundetræ	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ John Fredriksen John Fredriksen	Chairman of the Board of Directors

/s/ Kate Blankenship Kate Blankenship	Director

/s/ Cecilie Fredriksen Cecilie Fredriksen	Director

/s/ Harald Thorstein Harald Thorstein	Director

/s/ Paul M. Leand, Jr. Paul M. Leand, Jr.	Director

/s/ Georgina Sousa Georgina Sousa	Director

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on November 8, 2013.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Authorized Representative in the United States